UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 11, 2022

Kensington Capital Acquisition Corp. IV

(Exact name of registrant as specified in charter)

Cayman Islands	001-41314	98-1591811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301 Westbury, New York	11590
(Address of principal executive offices)	(Zip code)

(703) 674-6514

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, one Class 1 redeemable warrant and one Class 2 redeemable warrant	KCAC.U	The New York Stock Exchange
Class A ordinary shares, $0.0001 par value	KCAC	The New York Stock Exchange
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	KCAC.WS	The New York Stock Exchange
Class 2 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	KCAC.WS	The New York Stock Exchange
New units, each consisting of one Class A ordinary share, $0.0001 par value and one Class 2 redeemable warrant	KCA.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

General

On May 11, 2022, Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Kensington”), Kensington Capital Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Kensington (“Merger Sub”), and Amprius Technologies, Inc., a Delaware corporation (the “Company” or “Amprius”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Merger” and together with the other transactions related thereto, the “Proposed Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of Kensington. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, and other terms relating to the Merger and the other transactions contemplated thereby, are summarized below. Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

The Business Combination Agreement

Structure of the Business Combination

(a)

The transaction is structured as a reverse triangular merger. Pursuant to the Business Combination Agreement, on the Closing Date, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly owned direct subsidiary of Kensington (the “Surviving Corporation”).

(b)

Immediately prior to the Closing, Kensington will transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and Part XII of the Cayman Act (the “Domestication”), and following the Domestication, the certificate of incorporation of Kensington (the “Kensington Certificate”) will provide for a single class of common stock, par value $0.0001 per share (the “Kensington Common Stock”), having one (1) vote per share and Kensington will adopt the set of bylaws set forth in the Business Combination Agreement (the “Kensington Bylaws”).

(c)

The Kensington Bylaws will provide for the Kensington Common Stock (i) issued as consideration pursuant to the Business Combination Agreement, (ii) issued upon the exercise of any warrants or other convertible securities outstanding following the Effective Time in respect of warrants or convertible securities of the Company outstanding immediately prior to the Effective Time, (iii) issued to directors, officers and employees of Kensington or its subsidiaries upon the settlement or exercise of stock options or other equity awards outstanding following the Effective Time in respect of awards of Kensington outstanding immediately prior to the Effective Time, or (iv) held by Kensington Capital Sponsor IV, LLC (the “Sponsor”) and the Insiders (as defined in the Letter Agreement, dated March 1, 2022, by and between Kensington, the Sponsor and the other signatories thereto) outstanding immediately following the Effective Time to be locked-up for one year following the Closing, subject to earlier release if (A) the reported last sale price of Kensington Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (B) if Kensington consummates a liquidation, merger, stock exchange or other similar transaction after the Closing that results in all of Kensington’s stockholders having the right to exchange their shares of common stock for cash, securities or other property; provided that such lock-up does not apply to, in addition to other customary exceptions, (1) transactions relating to shares of Kensington Common Stock acquired in open market transactions (including warrants and shares of Kensington Common Stock (including as part of any units) acquired in Kensington’s initial public

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offering and shares of Kensington Common Stock issuable upon exercise of such warrants), or (2) transfers of any Kensington private placement warrants or shares of Kensington Common Stock issued or issuable upon the exercise of any such private placement warrants.

(d)

A specified number of shares of Kensington Common Stock (to be determined by the Company and Kensington) will be issued (or reserved for issuance) in connection with the business combination in accordance with the Business Combination Agreement. The final aggregate amount of shares of Kensington Common Stock to be issued (or reserved for issuance) in connection with the business combination will be calculated in accordance with the Business Combination Agreement.

Conversion of Securities

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Kensington, Merger Sub, the Company or the holders of any of the Company’s securities:

(a)

each share of the Company Common Stock (which has one vote per share) issued and outstanding immediately prior to the Effective Time will be canceled and cease to exist and any shares of Company Common Stock held in book-entry form will thereafter represent only the right to receive the number of shares of Kensington Common Stock equal to the Exchange Ratio;

(b)	each share of the Company Common Stock held in the treasury of the Company will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto;

(c)

each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and

(d)

each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of shares of Kensington Common Stock (such option, a “HoldCo Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each HoldCo Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time.

“Exchange Ratio” means the quotient obtained by dividing (x) 80,000,000, by (y) the number of Fully-Diluted Company Shares.

Proxy Statement

As promptly as practicable, after the date of the Business Combination Agreement and receipt of the PCAOB Financials, Kensington and the Company will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “S-4 Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of Kensington Common Stock to be issued to the Company Stockholders pursuant to the Business Combination Agreement, with the S-4 Registration Statement containing a proxy statement in preliminary form (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the Company Stockholders and the Kensington shareholders relating to the general meeting of Kensington (the “Kensington Shareholders’ Meeting”) to be held to consider, among other things, (A) the adoption and approval of the Merger and the Business Combination Agreement as a Business Combination (as defined

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in Kensington’s amended and restated memorandum and articles of association), (B) the adoption and approval of the Domestication, (C) the adoption and approval of the governing documents of Kensington contemplated by the Kensington Certificate, (D) to the extent required by listing rules of The New York Stock Exchange (“NYSE”), the adoption and approval of the issuance of the Kensington Common Stock as contemplated by the Business Combination Agreement, (E) the approval and adoption of a customary equity incentive plan and an employee stock purchase plan and (F) the adoption and approval of any other proposals the parties deem necessary to effectuate the Transactions (the “Kensington Proposals”).

Stock Exchange Listing

Kensington will use its reasonable best efforts to cause the shares of Kensington Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on NYSE at the Closing. Until the Closing, Kensington shall use its reasonable best efforts to keep its Class A ordinary shares, $0.0001 par value per share, Class 1 redeemable warrants, Class 2 redeemable warrants and its units and new units consisting of a combination of the foregoing, listed for trading on NYSE.

Closing

The closing of the Proposed Transactions (the “Closing”) will occur as promptly as practicable, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) the Company and (b) Kensington and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The Company has agreed to customary “no shop” obligations.

Conditions to Closing

Mutual

The obligations of the Company, Kensington and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)	the Written Consent has been delivered to Kensington;

(b)

the Kensington Proposals have been approved and adopted by the requisite affirmative vote of the Kensington shareholders in accordance with the Proxy Statement, the Cayman Act, the organizational documents of Kensington and the rules and regulations of NYSE;

(c)

no Governmental Authority has enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions, including the Merger;

(d)

all required filings under the HSR Act have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act has expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder have been obtained;

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(e)

all consents, approvals and authorizations set forth in the Business Combination Agreement have been obtained from and made with all Governmental Authorities (and, to the extent any Regulatory Filings are prepared or submitted pursuant to the Business Combination Agreement, all consents, approvals and authorizations pursuant to such filings shall have been obtained from the appropriate Governmental Authorities);

(f)

the Registration Statement has been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement have been initiated or be threatened by the SEC;

(g)

the shares of Kensington Common Stock to be issued in connection with the Proposed Transactions shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders; and

(h)

the Kensington Certificate shall have been filed with the Secretary of State of the State of Delaware, the issuance of Kensington Common Stock to be issued in connection with the Proposed Transactions shall have been authorized, Kensington shall have adopted the Kensington Bylaws and the directors of Kensington and the Surviving Corporation shall have been appointed as stipulated in the Business Combination Agreement.

Kensington and Merger Sub

The obligations of Kensington and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)

the representations and warranties of the Company contained in the sections titled (i) Organization and Qualification; Subsidiaries, (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of the Company contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b)

the Company has performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	the Company has delivered to Kensington a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)	no Company Material Adverse Effect has occurred between the date of the Business Combination Agreement and the Closing Date;

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(e)

on or prior to the Closing, the Company delivered to Kensington a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which will be filed by Kensington with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations; and

(f)	the Company has delivered to Kensington the PCAOB Financials.

The Company

The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)

the representations and warranties of Kensington and Merger Sub contained in the sections titled (i) Corporation Organization (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Kensington and Merger Sub contained in the Business Combination Agreement are true and correct (without giving any effect to any limitation as to “materiality” or “Kensington Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Kensington Material Adverse Effect;

(b)

Kensington and Merger Sub have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	Kensington has delivered to the Company a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)

other than those persons identified as continuing directors in accordance with the Business Combination Agreement, all members of the board of directors of Kensington have executed written resignations effective as of the Effective Time;

(e)	no Kensington Material Adverse Effect has occurred between the date of the Business Combination Agreement and the Closing Date; and

(f)

the aggregate amount of (i) cash in Kensington’s trust account that will be available to it for unrestricted use as of immediately following the Effective Time (for clarity, after giving effect to any redemption rights that are actually perfected), plus (ii) the aggregate amount of cash proceeds received from investors as of the Effective Time in connection with any Equity Financing shall be at least two hundred million dollars ($200,000,000) in the aggregate.

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Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Transactions by the Company Stockholders or Kensington shareholders, respectively, as follows:

(a)	by mutual written consent of Kensington and the Company;

(b)

by Kensington or the Company, if (i) the Effective Time has not occurred prior to the six-month anniversary of the date of the Business Combination Agreement (the “Outside Date”); provided, however, that if, as of the time the Outside Date would have otherwise occurred, all conditions to the Closing except for those relating to antitrust approvals and waiting periods, consents, approvals or authorizations by Governmental Authorities, the NYSE listing of the Kensington Common Stock, or effectiveness of the Registration Statement are satisfied (and other than those conditions which, by their terms, are incapable of being satisfied before the Closing), then the Outside Date will be extended without any further action by any party until the nine-month anniversary of the Business Combination Agreement (the “Extended Outside Date”); provided, further, however, that the Business Combination Agreement may not be terminated by any party (A) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of a the conditions to the Merger on or prior to the Outside Date or the Extended Outside Date, as the case may be, or (B) against which any legal proceeding is brought by a party to the Business Combination Agreement for specific performance or injunctive or other forms of equitable relief in connection with the Business Combination Agreement (which prohibition on such party’s right to terminate the Business Combination Agreement continues throughout the pendency of such legal proceeding); (ii) any Governmental Authority in the United States has enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and non-appealable and has the effect of making consummation of the Proposed Transactions, including the Merger, illegal or otherwise prevents or prohibits consummation of the Proposed Transactions or the Merger; or (iii) any of the Kensington Proposals fail to receive the requisite vote for approval at the Kensington Shareholders’ Meeting;

(c)

by Kensington if (i) the Company has failed to deliver the Written Consent to Kensington within twenty-four hours after the Registration Statement becomes effective; or (ii) there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty of the Company has become untrue, in either case such that the closing conditions with respect to the accuracy of the representations and warranties and the performance of the agreements and covenants of the Company specified above would not be satisfied (“Terminating Company Breach”); provided, however, that Kensington has not waived such Terminating Company Breach and Kensington and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further, however, that, if such Terminating Company Breach is curable by the Company, Kensington may not terminate the Business Combination Agreement under this provision for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Kensington to the Company; or (iii) the PCAOB Financials have not been delivered to Kensington by the Company by June 15, 2022; or

(d)

by the Company if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Kensington and Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Kensington and Merger Sub has become untrue, in either case such that the closing conditions with respect to the accuracy of the representations and warranties and

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the performance of the agreements and covenants of Kensington and Merger Sub specified above would not be satisfied (“Terminating Kensington Breach”); provided, however, that the Company has not waived such Terminating Kensington Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further, however, that, if such Terminating Kensington Breach is curable by Kensington and Merger Sub, the Company may not terminate the Business Combination Agreement under this section for so long as Kensington and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by the Company to Kensington.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Kensington, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Kensington, the Company and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Kensington, the Company or Merger Sub.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington, the Company and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor reaffirmed its obligations in existing arrangements with Kensington to vote in favor of each of the proposals to be voted upon at the meeting of Kensington shareholders in connection with the business combination, including approval of the Business Combination Agreement and the transactions contemplated thereby, and agreed to be bound by the terms of the lock-up in the Kensington Bylaws.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Stockholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington and the Key Company Stockholders entered into the Stockholder Support Agreement pursuant to which, among other things, they agreed to vote all of their shares of Company Common Stock in favor of the approval and adoption of the Proposed Transactions within 24 hours after the Company requests them to do so, provided that the Company may not make such request until the S-4 Registration Statement is declared effective by the SEC. Additionally, Key Company Stockholders have agreed not to (a) transfer any of their shares of Company Common Stock (or enter into

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any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement. The Stockholder Support Agreement terminates on the occurrence of certain events, including the termination of the Business Combination Agreement in accordance with its terms or certain amendments or modifications to the terms of the Business Combination Agreement. The Key Company Stockholders collectively have a sufficient number of votes to approve the Merger and other transactions that require the approval of the Company’s stockholders.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Business Combination Agreement, at the Closing, Kensington, the Sponsor and a stockholder of the Company (the “New Holders” and, collectively with the Sponsor, the “Holders”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form set forth in the Business Combination Agreement. Pursuant to the terms of the Registration Rights Agreement, Kensington will be obligated to file a registration statement to register the resale of certain securities of Kensington held by the Holders. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that Kensington file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of Kensington held by such Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is included as an exhibit to the Business Combination Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Tax Sharing Agreement

Concurrently with the execution of the Business Combination Agreement, the Company and Amprius, Inc. entered into the Tax Sharing Agreement. The Tax Sharing Agreement generally provides that, with respect to any U.S. federal consolidated group of which Amprius, Inc. and the Company are members, Amprius, Inc. will be responsible for and will indemnify the Company for the tax liability of such group. In addition, Amprius, Inc. will be responsible for and will indemnify the Company for taxes of any consolidated, combined or unitary tax return for state tax purposes for a group that includes Amprius, Inc. and the Company. The Tax Sharing Agreement also provides that Amprius, Inc. will generally control any tax returns and any tax audits or other proceedings for the taxes addressed by the Tax Sharing Agreement. The Tax Sharing Agreement terminates on the termination of the Business Combination Agreement.

The foregoing description of the Tax Sharing Agreement is qualified in its entirety by reference to the full text of the Tax Sharing Agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure

On May 12, 2022, Kensington and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Kensington and the Company will hold a conference call on May 12, 2022 at 9:00 a.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.2 and incorporated herein by reference. The script that Kensington and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.3 and incorporated herein by reference.

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Attached as Exhibit 99.4 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Kensington in presentations for certain of Kensington’s shareholders and other persons.

The information provided in this Section 7.01, including the exhibits incorporated herein by reference, shall not be deemed to be filed for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Amprius’ expected product offerings, the addressable market for Amprius’ products, Amprius’ ability to produce its products at a commercial level and the capitalization of Kensington after giving effect to the Transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future; and those factors discussed below and in Kensington’s final prospectus filed with the SEC on March 2, 2022 under the heading “Risk Factors” and other documents of Kensington filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this communication. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this communication other than as required by law.

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IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transactions, Kensington plans to file the S-4 Registration Statement with the SEC, which will include the Proxy Statement of Kensington. Kensington also plans to file other documents and relevant materials with the SEC regarding the Proposed Transactions. After the S-4 Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Kensington. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENDS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THER ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Stockholders will be able to obtain free copies of the Proxy Statement and other documents containing important information about Amprius and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kensington in connection with the Proposed Transactions. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022 and the Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Transactions when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s stockholders generally, will be set forth in the Proxy Statement relating to the Proposed Transactions when it becomes available.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Exhibit

2.1*	Business Combination Agreement, dated as of May 11, 2022, by and among Kensington, Merger Sub and the Company.

10.1	Sponsor Support Agreement, dated as of May 11, 2022, by and among Sponsor, Kensington and the Company.

10.2	Stockholder Support Agreement, dated as of May 11, 2022, by and among Kensington and the persons named therein.

99.1	Tax Sharing Agreement, dated May 11, 2022, by and between the Company and Amprius, Inc.

99.2	Press Release, dated May 12, 2022.

99.3	Conference Call Script.

99.4	Investor Presentation.

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be finished to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: May 12, 2022

KENSINGTON CAPITAL ACQUISITION CORP. IV

By:	/s/ Daniel Huber
	Name:	Daniel Huber
	Title:	Chief Financial Officer

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Exhibit 2.1

EXECUTION

BUSINESS COMBINATION AGREEMENT

among

Kensington Capital Acquisition Corp. IV

Kensington Capital Merger Sub Corp.

and

Amprius Technologies, Inc.

Dated as of May 11, 2022

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EXHIBIT A	Form of Kcompany Certificate

EXHIBIT B	Form of Kcompany Bylaws

EXHIBIT C	Form of Registration Rights Agreement

EXHIBIT D	Form of Kcompany Equity Plan

EXHIBIT E	Form of Kcompany ESPP

EXHIBIT F	Form of Tax Sharing Agreement

SCHEDULE A	Key Company Stockholders

SCHEDULE B	Company Knowledge Parties

Company Disclosure Schedule

Kcompany Disclosure Schedule

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement dated as of May 11, 2022 (this “Agreement”) is among Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance herewith, “Kcompany”), Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Amprius Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in Section 1.01.

WHEREAS, Kcompany is a special purpose acquisition company incorporated as an exempted company with limited liability in the Cayman Islands for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, immediately prior to the Closing, (a) Kcompany will transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Cayman Act (the “Domestication”), and (b) in connection with such Domestication, the certificate of incorporation in substantially the form attached as Exhibit A (the “Kcompany Certificate”) pursuant to which Kcompany shall have a single class of common stock, par value $0.0001 per share (the “New Kcompany Common Stock”) having one (1) vote per share, and the bylaws in substantially the form attached as Exhibit B (the “Kcompany Bylaws”) will become the governing documents of Kcompany;

WHEREAS, in connection with the Domestication, (a) each Class A ordinary share and each Class B ordinary share of Kcompany that is outstanding at the time of the Domestication will be converted into one share of New Kcompany Common Stock, and (b) each warrant of Kcompany that is outstanding at the time of the Domestication and exercisable for one Class A ordinary share of Kcompany shall convert automatically into a warrant exercisable for one share of New Kcompany Common Stock pursuant to the Warrant Agreement;

WHEREAS, Merger Sub is a wholly-owned direct subsidiary of Kcompany;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Kcompany and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Kcompany;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Merger and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Merger by the stockholders of the Company, and (e) directed that, unless this Agreement has been terminated in accordance with Section 9.01, this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders;

WHEREAS, the Board of Directors of Kcompany (the “Kcompany Board”) has (a) approved and adopted this Agreement and declared its advisability and approved the payment of the Per Share Merger Consideration pursuant to this Agreement and the other Transactions, and (b) recommended the approval and adoption of this Agreement and the Transactions by the shareholders of Kcompany;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (a) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Merger and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub, and (e) directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub;

WHEREAS, Kcompany, the Company and the Key Company Stockholders, concurrently with the execution and delivery of this Agreement, are entering into the Stockholder Support Agreement, dated as of the date of this Agreement (the “Stockholder Support Agreement”), pursuant to which, among other things, the Key Company Stockholders will vote their shares of Company Common Stock in favor of this Agreement, the Merger and the other Transactions at the time specified therein;

WHEREAS, Kcompany, Kensington Capital Sponsor IV LLC (the “Sponsor”) and certain key shareholders of Kcompany are entering into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor will vote its shares of Kcompany Common Stock in favor of this Agreement, the Merger and the other Transactions at the time specified therein;

WHEREAS, Kcompany, certain stockholders of the Company and Sponsor shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) at the Closing in the form attached as Exhibit C;

WHEREAS, the Company, concurrently with the execution and delivery of this Agreement, is entering into a Tax Sharing Agreement (the “Tax Sharing Agreement”) with Amprius, Inc. in the form attached as Exhibit F; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (b) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (c) the Company, Merger Sub and Kcompany are parties to such reorganization within the meaning of Section 368(b) of the Code, and (d) this Agreement constitutes a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each of the Domestication and the Merger (collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

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ARTICLE I.

DEFINITIONS

SECTION 1.01. Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements).

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the Stockholder Support Agreement, the Tax Sharing Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Financing Agreements, if any, the Equity Plan, the ESPP and all other agreements, certificates and instruments executed and delivered by Kcompany, Merger Sub or the Company in connection with the Transactions.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by the Company in the course of the conduct of the business of the Company.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, or telecommunications networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company.

“Cayman Act” means the Companies Act (As Revised) of the Cayman Islands.

“Code” means the Internal Revenue Code of 1986, as amended.

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“Company Acquisition Proposal” means any proposal or offer from any person or group of persons (other than Kcompany, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the assets of the Company or 10% or more of the total voting power of the equity securities of the Company, whether by way of merger, asset purchase, equity purchase or otherwise.

“Company Certificate of Incorporation” means the Company’s certificate of incorporation dated March 13, 2015, as amended by the Certificates of Amendment, dated February 27, 2017 and July 29, 2021, respectively, and as such may have been amended, supplemented or modified from time to time.

“Company Common Stock” means the Company’s common stock, par value of $0.00001 per share.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property Rights owned or purported to be owned by a third party and licensed to the Company or to which the Company otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change, development, effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of the Company, or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law (including any COVID-19 Measures) or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the Company operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19), or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken or not taken by the Company as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Domestication, the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material

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Adverse Effect; or (ix) any actions taken, or failures to take action, in each case, which Kcompany has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (i) through (iii), to the extent that the Company is materially and disproportionately affected thereby as compared with other participants in the industries in which the Company operates.

“Company Optionholder” means each holder of Company Options.

“Company Options” means all options to purchase outstanding shares of Company Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Option Plan or otherwise.

“Company Option Plan” means the Amprius Technologies, Inc. 2016 Equity Incentive Plan.

“Company-Owned IP” means all Intellectual Property Rights owned or purported to be owned by the Company.

“Confidential Information” means any proprietary information, knowledge or data concerning the businesses and affairs of the Company or any Suppliers or customers of the Company or Kcompany or its subsidiaries (as applicable) that is not already generally available to the public.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

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“Environmental Claims” means any civil, criminal or administrative action, suit, hearing, lien, demand, claim, order, decree, judgment, investigation, notice of liability or potential liability, notice of violation, injunctive relief, complaint, lawsuit or other legal or administrative proceeding by any person alleging, or any obligation involving, liability (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from ownership, lease, operation or use of the business or assets of the Company or relating to any real property currently or formerly owned, leased, operated or used by the Company, including the presence, Release of, any Hazardous Substances, or any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Environmental Notice” means any directive, notice of violation, infraction, notice, warning letter or notice, information request or other communication respecting any Environmental Claim, any Hazardous Substance Release or compliance or non-compliance with, or liability or potential liability under, or compliance or non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Equity Financing” means any committed equity facility or other subscription to shares of New Kcompany Common Stock that provides cash to Kcompany and is entered into in accordance with the terms of Section 6.03.

“Exchange Ratio” means the quotient obtained by dividing (x) 80,000,000, by (y) the number of Fully-Diluted Company Shares. As of the date of this Agreement, the Exchange Ratio would be 1.45823.

“Export Laws” means (a) all laws imposing trade sanctions on any person, including, all laws administered by the U.S. Department of the Treasury Office of Foreign Assets Control, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, all anti-boycott Laws administered by the U.S. Department of State or the Department of Treasury, and any other trade sanctions imposed by any governmental authority with jurisdiction over the Company or its products, and (b) all laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and any other export control restrictions imposed by any governmental authority with jurisdiction over the Company or its products; provided, however, “Export Laws” shall not include Privacy/Data Security Laws.

“Financing Agreement” means any agreement to be entered into by Kcompany relating to an Equity Financing.

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“Foreign Investment Laws” shall mean any laws in a given jurisdiction designed or intended to prohibit, restrict or regulate actions (a) by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, or (b) to acquire interests in or control over equities, securities, entities, assets, land or interests that might harm domestic national security or public interest.

“Fully-Diluted Company Shares” means an amount equal to, without duplication, (a) the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to-Company-Common-Stock basis, plus (b) the aggregate number of shares of Company Common Stock issuable upon the gross exercise, exchange or conversion of Company Options that are outstanding as of immediately prior to the Effective Time. As of the date of this Agreement there are 54,860,869 Fully-Diluted Company Shares.

“Hazardous Substance(s)” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and radon; and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law because of its dangerous or deleterious properties.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark, service mark, trade name, logo, and trade dress registrations, trademark, service mark, trade name, logo and trade dress applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses copyrights or other rights related to works of authorship, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.

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“Kcompany Cash Amount” means the amount equal to (a) the aggregate amount of cash in the Trust Account that will be available to Kcompany for unrestricted use as of immediately following the Effective Time (for clarity, after giving effect to any Redemption Rights that are actually perfected), plus (b) the aggregate amount of cash proceeds received from investors as of the Effective Time in connection with any Equity Financing; provided, however, that “Kcompany Cash Amount” shall be calculated without reduction for any payments in respect of Outstanding Kcompany Transaction Expenses.

“Kcompany Class 1 Redeemable Warrants” means the class 1 public warrants to purchase Kcompany Class A Common Stock contemplated by the Kcompany Warrant Agreement, with each warrant exercisable for one share of Kcompany Class A Common Stock at an exercise price of $11.50.

“Kcompany Class 2 Redeemable Warrants” means the class 2 public warrants to purchase Kcompany Class A Common Stock contemplated by the Kcompany Warrant Agreement, with each warrant exercisable for one share of Kcompany Class A Common Stock at an exercise price of $11.50.

“Kcompany Class A Common Stock” means (a) prior to the Domestication, Kcompany’s Class A ordinary shares, par value $0.0001 per share, authorized pursuant to and having the rights and subject to obligations of the Kcompany MAA, and (b) following the Domestication, New Kcompany Common Stock.

“Kcompany Class B Common Stock” means (a) prior to the Domestication, Kcompany’s Class B ordinary shares, par value $0.0001 per share, authorized pursuant to and having the rights and subject to the obligations of the Kcompany MAA, and (b) following the Domestication, New Kcompany Common Stock.

“Kcompany Common Stock” means the Kcompany Class A Common Stock and the Kcompany Class B Common Stock.

“Kcompany Domestication Documents” means the documents (including all declarations, affidavits, understandings and filings) required to be made or filed with the Registrar of Companies of the Cayman Islands under Part XII of the Cayman Act in connection with the Domestication.

“Kcompany MAA” means Kcompany’s amended and restated memorandum and articles of association adopted on January 20, 2022 and effective on March 1, 2022.

“Kcompany Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of Kcompany; or (b) prevent, materially delay or materially impede the performance by Kcompany or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of

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whether, there has been or will be a Kcompany Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law (including any COVID-19 Measures) or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Kcompany operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19) or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vi) any actions taken or not taken by Kcompany as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Domestication, the Merger or any of the other Transactions; or (viii) any actions taken, or failures to take action, in each case, which the Company has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (i) through (iii), to the extent that Kcompany is materially and disproportionately affected thereby as compared with other participants in the industries in which Kcompany operates.

“Kcompany New Units” means units, each consisting of one share of Kcompany Class A Common Stock and one Kcompany Class 2 Redeemable Warrant.

“Kcompany Ordinary Resolution” means an Ordinary Resolution under the Cayman Act, being the affirmative vote by holders of a majority of Kcompany Common Stock who attend and vote at the Kcompany Shareholders’ Meeting.

“Kcompany Organizational Documents” means (a) at any time prior to the Domestication, the Kcompany MAA, and (b) at any time following the Domestication, the Kcompany Certificate and the Kcompany Bylaws, in each case as amended, modified or supplemented from time to time.

“Kcompany Original Units” means units, each consisting of one share of Kcompany Class A Common Stock, one Kcompany Class 1 Redeemable Warrant and one Kcompany Class 2 Redeemable Warrant.

“Kcompany Preference Shares” means Kcompany’s preference shares, par value $0.0001 per share, authorized pursuant to and having the rights and subject to the obligations of the Kcompany MAA.

“Kcompany Private Placement Warrants” means the private warrants to purchase Kcompany Class A Common Stock contemplated by the Kcompany Warrant Agreement, with each warrant exercisable for one share of Kcompany Class A Common Stock at an exercise price of $11.50.

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“Kcompany Shareholders’ Meeting” means a general meeting (whether an annual general meeting or extraordinary general meeting) of Kcompany to be held for the purpose of approving the Proposals.

“Kcompany Special Resolution” means a Special Resolution under the Cayman Act, being the affirmative vote by holders of at least two-thirds of the shares of Kcompany Common Stock who attend and vote at the Kcompany Shareholders’ Meeting.

“Kcompany Units” means the Kcompany Original Units and the Kcompany New Units.

“Kcompany Warrant Agreement” means the warrant agreement dated March 1, 2022 between Kcompany and Continental Stock Transfer & Trust Company.

“Kcompany Warrants” means the Kcompany Class 1 Redeemable Warrants, the Kcompany Class 2 Redeemable Warrants and the Kcompany Private Placement Warrants.

“Key Company Stockholders” means the persons and entities listed on Schedule A.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Schedule B after reasonable inquiry, and in the case of Kcompany, the actual knowledge of Justin Mirro and Daniel Huber after reasonable inquiry.

“Leased Real Property” means the real property leased, subleased, licensed, sublicensed, or otherwise occupied by the Company pursuant to an occupancy agreement, by the Company as tenant, subtenant, licensee, or sublicensee, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws, and not including any license of Intellectual Property Rights).

“Lookback Date” means December 31, 2018.

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation.

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“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Per Share Merger Consideration” means, with respect to shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, the right to receive the number of shares of New Kcompany Common Stock set forth in Section 3.01(a).

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property Rights owned by or licensed to the Company or granted to any licensee in the ordinary course of business (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens identified in the Financial Statements and (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means any information defined as “personal information,” “personal data,” “personally identifiable information,” or any equivalent term under applicable Law, including any such information that is (a) related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier) or (b) used by the Company to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier.

“Privacy/Data Security Laws” means all Laws governing (a) the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or (b) the security of Company’s Business Systems or Business Data.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made commercially available by or on behalf of the Company and from whose sale or provision the Company has derived previously, is currently deriving revenue.

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“Redemption Rights” means the redemption rights provided for in Section 49 of the Kcompany MAA.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping of a Hazardous Substance into or through the environment.

“Requisite Approval” means the affirmative vote of the holders of at least a majority of the shares of the Company Common Stock outstanding.

“Sanctions” means any economic sanctions administered or enforced by the U.S. government, including, but not limited to, the U.S. Department of the Treasury, Office of Foreign Assets Control; the United Nations Security Council; or other relevant governmental authority with jurisdiction over the Company or its products.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means all computer software (in object code or source code format), and related documentation and materials.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Kcompany or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Company.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by Kcompany, Merger Sub or the Company in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

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SECTION 1.02. Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Accounting Firm	3.06(e)
Action	4.09
Additional Proposal	7.01(a)
Adjournment Proposal	7.01(a)
Agreement	Preamble
Alternative Transaction	7.06
Anticipated Closing Date	3.06(a)
Antitrust Laws	7.14(a)
Blue Sky Laws	4.05(b)
Book-Entry Shares	3.01(a)(i)
Certificate of Merger	2.03(a)
Charter Proposal	7.01(a)
Claims	6.03
Closing	2.03(b)
Closing Date	2.03(b)
Company	Preamble
Company Board	Recitals
Company Board Approval	4.18
Company Disclosure Schedule	Article IV
Company Permits	4.06
Company Stockholder Approval	4.18
Confidentiality Agreement	7.04(b)
Copyleft Terms	4.13(g)
Data Security Requirements	4.13(i)
December Balance Sheet	4.07(a)
Defending Party	7.20
Determination Date	3.06(a)
DGCL	Recitals, Recitals
Dispute Notice	3.06(b)
Domestication	Recitals
Domestication Proposal	7.01(a)
DPA	5.16
DTC	3.02(b)
Effect	1.01
Effective Time	2.03(a)
Environmental Permits	4.15(e)
Equity Plan	7.07(a)
ERISA	4.10(a)
ERISA Affiliate	4.10(c)
ESPP	7.07(b)
Exchange Act	4.22
Exchange Agent	3.02(a)
Exchange Fund	3.02(a)

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Exchange Ratio Announcement	7.01(d)
Exchange Ratio Calculation	3.06(a)
Extended Outside Date	9.01(b)
GAAP	4.07(a)
Governmental Authority	4.05(b)
Holdco Option	3.01(a)(iv)
Intended Tax Treatment	Recitals
IP Licenses	4.13(c)
IRS	4.10(g)
Kcompany	Preamble
Kcompany Affiliate Agreement	5.19
Kcompany Board	Recitals
Kcompany Bylaws	Recitals
Kcompany Certificate	Recitals
Kcompany Disclosure Schedule	Article V
Kcompany Plan	5.14
Kcompany Proposals	7.01(a)
Kcompany SEC Reports	5.07(a)
Kcompany Shareholder Approval	5.10(b)
Kcompany Stock Proposal	7.01(a)
Law	4.05(a)
Lease	4.12(b)
Material Contracts	4.16(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	5.03(b)
New Kcompany Common Stock	Recitals
Outside Date	9.01(b)
Outstanding Company Transaction Expenses	3.04(a)
Outstanding Kcompany Transaction Expenses	3.04(b)
PCAOB Financials	7.15
Plan	4.10(a)
Proxy Statement	7.01(a)
Registration Rights Agreement	Recitals
Registration Statement	7.01(a)
Regulatory Filing	7.10(c)
Remedies Exceptions	4.04
Representatives	7.04(a)
Response Date	3.06(b)
SEC	5.07(a)
Securities Act	5.07(a)
Stockholder Support Agreement	Recitals, Recitals
Surviving Corporation	2.02
Tax	4.14(d)

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Tax Proceeding	7.12(b)
Tax Return	4.14(d)
Tax Sharing Agreement	Recitals
Taxes	4.14(d)
Terminating Company Breach	9.01(f)
Terminating Kcompany Breach	9.01(g)
Transaction Proposal	7.01(a)
Trust Account	5.13
Trust Agreement	5.13
Trust Fund	5.13
Trustee	5.13
Unaudited Financial Statements	4.07(a)
WARN Act	4.11(g)
Written Consent	7.03

SECTION 1.03. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

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ARTICLE II.

DOMESTICATION; AGREEMENT AND PLAN OF MERGER

SECTION 2.01. Domestication. Subject to receipt of the Kcompany Shareholder Approval, prior to the Closing, Kcompany shall cause the Domestication to become effective in accordance with Section 388 of the DGCL and Part XII of the Cayman Act, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, together with the Kcompany Certificate, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all Kcompany Domestication Documents and (c) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Kcompany shareholder, (i) each Class A ordinary share of Kcompany, par value $0.0001 per share, and each Class B ordinary share of Kcompany, par value $0.0001 per share, each authorized pursuant to the Kcompany MAA and outstanding immediately prior to the effective time of the Domestication, shall be converted into one (1) share of New Kcompany Common Stock and (ii) the governing documents of Kcompany shall be the Kcompany Certificate and the Kcompany Bylaws until thereafter amended in accordance with the provisions thereof and the DGCL. The Company will reasonably cooperate with Kcompany with respect to the Domestication.

SECTION 2.02. The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.03. Effective Time; Closing.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

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(b) Immediately prior to such filing of a Certificate of Merger in accordance with Section 2.03(a), a closing (the “Closing”) shall be held at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

SECTION 2.04. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all of the property, rights, privileges, powers and franchises, and all other interests of the Company and Merger Sub shall be the property of the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.05. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

SECTION 2.06. Directors and Officers.

(a) The initial directors of the Surviving Corporation shall be the individuals selected by the Company or Kcompany, as the case may be, in accordance with Section 7.17(a), and the initial officers of the Surviving Corporation shall be the officers of the Company as of the date of this Agreement, or, in the event any of them is not an officer as of the Effective Time, then such other individual designated by the Company, each such director and officer to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The parties shall cause the Kcompany Board as of immediately following the Effective Time to be comprised of the individuals selected by the Company or Kcompany, as the case may be, in accordance with Section 7.17(a), and the officers of Kcompany to be the officers of the Company as of immediately prior to the Effective Time, each such director and officer to hold office in accordance with the certificate of incorporation and bylaws of Kcompany.

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ARTICLE III.

CONVERSION OF SECURITIES; EXCHANGE OF COMPANY COMMON STOCK

SECTION 3.01. Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Kcompany, Merger Sub, the Company or the holders of any of the following securities:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and shall cease to exist and any shares of Company Common Stock held in book-entry form (“Book-Entry Shares”) shall thereafter represent only the right to receive the number of shares of New Kcompany Common Stock equal to the Exchange Ratio (determined in accordance with Section 3.06);

(ii) all shares of Company Common Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation; and

(iv) each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted at the Effective Time into an option to purchase a number of shares of New Kcompany Common Stock (such option, a “Holdco Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the Exchange Ratio (determined in accordance with Section 3.06), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (determined in accordance with Section 3.06); provided, however, that the exercise price and the number of shares of New Kcompany Common Stock subscribable pursuant to the Holdco Options shall be determined in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, Section 424(a) of the Code. At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this subsection.

(b) For purposes of calculating the aggregate amount of shares of New Kcompany Common Stock issuable to each holder of shares of Company Common Stock pursuant to the terms of this Section 3.01, all shares of Company Common Stock held by such holder shall be aggregated amongst themselves and the aggregate number of shares of New Kcompany Common Stock to be issued in respect of such aggregate number of shares held by such holder shall be rounded down to the nearest whole number.

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SECTION 3.02. Exchange of Company Common Stock.

(a) Exchange Agent. On the Closing Date, Kcompany shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by Kcompany and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article III, the number of shares of New Kcompany Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable with respect thereto pursuant to Section 3.01 (such shares of New Kcompany Common Stock, together with any dividends or distributions with respect thereto (pursuant to Section 3.02(c), being hereinafter referred to as the “Exchange Fund”)). Kcompany shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02(c), the Exchange Fund shall not be used for any other purpose. All shares deposited hereunder shall not be certificated.

(b) Exchange Procedures. As promptly as practicable after the Effective Time, Kcompany shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock which were converted pursuant to Section 3.01(a)(i) into the right to receive the Per Share Merger Consideration instructions for use in effecting the surrender of Book-Entry Shares in exchange for the Per Share Merger Consideration in book-entry form. Upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the holder of a share of Company Common Stock which was converted pursuant to Section 3.01(a)(i) into the right to receive the Per Share Merger Consideration shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Per Share Merger Consideration in book-entry form, without interest (subject to any applicable withholding Tax), for each share of Company Common Stock surrendered. The shares of New Kcompany Common Stock to be delivered as Per Share Merger Consideration shall be settled through The Depository Trust Company, a central securities clearing depository existing under the Laws of the State of New York, United States of America, having its address at 55 Water Street, New York, NY 10041, United States of America (“DTC”) and issued in uncertificated book-entry form through the procedures of DTC. If payment of the Per Share Merger Consideration is to be made to a person other than the person in whose name the surrendered Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (i) the person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a person other than the registered holder of Book-Entry Share surrendered or shall have established to the reasonable satisfaction of Kcompany that such Tax either has been paid or is not applicable.

(c) Distributions with Respect to Unexchanged Shares of New Kcompany Common Stock. All shares of New Kcompany Common Stock to be issued as the Per Share Merger Consideration shall be deemed issued and outstanding as of the Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of the Book-Entry Shares representing whole shares of New Kcompany Common Stock issued in exchange therefor will be promptly paid, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of New Kcompany Common Stock.

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(d) No Further Rights in Company Common Stock. The Per Share Merger Consideration payable upon conversion of the Company Common Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Common Stock.

(e) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Kcompany Common Stock occurring on or after the date of this Agreement and prior to the Effective Time (but, for the avoidance of doubt, shall not be adjusted to reflect any change in the capitalization of the Company, except to the extent expressly set forth in the definition of “Exchange Ratio” and its components as determined in accordance with Section 3.06).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one year after the Effective Time shall be delivered to Kcompany, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to Kcompany for the Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Kcompany free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, Kcompany or the Surviving Corporation shall be liable to any holder of Company Common Stock for any such Company Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(h) Withholding Rights. Each of the Surviving Corporation, the Company and Kcompany and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax Law. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Kcompany shall use commercially reasonable efforts to reduce or eliminate any such withholding, including providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholding.

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SECTION 3.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive (a) the Per Share Merger Consideration and (b) any dividends or other distributions to which such holder is entitled pursuant to Section 3.02(c), in each case without interest (subject to any applicable withholding Tax), except as otherwise provided for herein or by applicable Law.

SECTION 3.04. Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Kcompany a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date and that are being paid at Closing as part of the Closing funds flow in connection with the Transactions: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, Kcompany shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Kcompany shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Kcompany or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Kcompany or Merger Sub in connection with the Transactions or otherwise in connection with Kcompany’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Kcompany Transaction Expenses”). On the Closing Date following the Closing, as part of the Closing funds flow with respect to the Transactions, Kcompany shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Kcompany Transaction Expenses. For the avoidance of doubt, the Outstanding Kcompany Transaction Expenses shall not include any fees and expenses of the Kcompany shareholders.

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(c) Kcompany shall not pay or cause to be paid any Outstanding Kcompany Transaction Expenses or Outstanding Company Transaction Expenses other than in accordance with this Section 3.04.

SECTION 3.05. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and such stockholders shall have no right to receive, the applicable Per Share Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon, in accordance with the procedure set forth in Section 3.02(b).

(b) Prior to the Closing, the Company shall give Kcompany (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Kcompany (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 3.06. Calculation of Exchange Ratio.

(a) For purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) Business Days prior to the anticipated date for Closing, as agreed upon by Kcompany and the Company at least ten (10) Business Days prior to the date of the Kcompany Shareholders’ Meeting (the “Anticipated Closing Date”). No later than the Determination Date, the Company shall deliver to Kcompany a calculation (the “Exchange Ratio Calculation”) setting forth the Company’s good faith, estimated calculation of Exchange Ratio as of the Anticipated Closing Date (using an estimate of each component thereof as of such date, prepared and certified by the Company’s chief financial officer or principal accounting officer. The Company shall make relevant back-up materials used or useful in preparing the Exchange Ratio Calculation, as reasonably requested in writing by Kcompany, available to Kcompany and, if requested in writing by Kcompany, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) Business Days after the Company delivers the Exchange Ratio Calculation (the “Response Date”), Kcompany shall have the right to dispute any part of such Exchange Ratio Calculation by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Exchange Ratio Calculation.

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(c) If on or prior to the Response Date, (i) Kcompany notifies the Company in writing that it has no objections to the Exchange Ratio Calculation or (ii) Kcompany fails to deliver a Dispute Notice as provided in Section 3.06(b), then the Exchange Ratio as set forth in the Exchange Ratio Calculation delivered to Kcompany shall be deemed, subject to the terms of Section 3.06(e), to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Anticipated Closing Date for purposes of this Agreement.

(d) If Kcompany delivers a Dispute Notice on or prior to the Response Date, then Representatives of Kcompany and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Exchange Ratio, which agreed upon Exchange Ratio amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Anticipated Closing Date for purposes of this Agreement.

(e) If Representatives of Kcompany and the Company are unable to negotiate an agreed-upon determination of the Exchange Ratio at the Anticipated Closing Date pursuant to Section 3.06(d) within three (3) Business Days after delivery of the Dispute Notice (or such other period as Kcompany and the Company may mutually agree upon), then Kcompany and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Exchange Ratio Calculation. The Company shall promptly deliver to the Accounting Firm the relevant back-up materials used in preparing the Exchange Ratio Calculation, and Kcompany and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Kcompany and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Kcompany and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of the Exchange Ratio made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Anticipated Closing Date for purposes of this Agreement, and the parties shall delay the Closing until the resolution of the matters described in this Section 3.06(e). The fees and expenses of the Accounting Firm shall be allocated between Kcompany and the Company in the same proportion that the disputed amount of the Exchange Ratio that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Exchange Ratio.

(f) Following the final determination of Exchange Ratio as of the Anticipated Closing Date in accordance with this Section 3.06 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), the parties shall not be required to determine the Exchange Ratio again even though the Closing Date may occur later than the Anticipated Closing Date, except that either party may request a redetermination of the Exchange Ratio if the Closing Date is more than fifteen (15) Business Days after the Anticipated Closing Date (including as a result of the engagement of the Accounting Firm), in which event the procedures set forth in this Section 3.06 shall once again apply and the parties shall select a new Anticipated Closing Date.

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ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by Company in connection with this Agreement (the “Company Disclosure Schedule”) (which disclosure in the Company Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article IV that corresponds to the section or subsection of the Company Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article IV to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Kcompany and Merger Sub as follows:

SECTION 4.01. Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is presently being conducted and contemplated to be conducted as of the date of this Agreement. The Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect.

(b) The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other person.

SECTION 4.02. Organizational Documents. The Company has prior to the date of this Agreement made available to Kcompany a true, complete and correct copy of the certificate of incorporation and bylaws of the Company, each as amended prior to the date of this Agreement. Such certificate of incorporation and bylaws are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

SECTION 4.03. Capitalization.

(a) The authorized capital stock of the Company consists of sixty million (60,000,000) shares of Company Common Stock. As of the date of this Agreement, (i) forty-five million one hundred seventy-nine thousand two hundred seventy (45,179,270) shares of Company Common Stock are issued and outstanding, and (ii) zero (0) shares of Company Common Stock held in treasury will not be converted and will be retired. The Company has reserved and proposes to reserve an aggregate of 11,250,000 shares of Company Common Stock under the Company Option Plan, of which as of the date of this Agreement, (A) Company Options to purchase 9,681,599 shares of Company Common Stock are outstanding and (B) Company Options to purchase 1,389,131 shares of Company Common Stock remain available for allocation under the Company Option Plan.

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(b) Other than the Company Options, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock. The Company is not a party to, nor otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Common Stock or any of the equity interests or other securities of the Company.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the following information with respect to each Company Option outstanding under the Company Option Plan: (i) the name of the Company Option recipient; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted; (v) the date on which such Company Option expires; and (v) the vesting schedule of the Company Option, including the terms of any acceleration rights thereunder. The Company has prior to the date of this Agreement made available to Kcompany true, complete and correct copies of the Company Option Plan and each of the agreements related to the Company Options granted pursuant to the Company Option Plan. No Company Option was granted with an exercise price per share less than the fair market value of the underlying shares of Company Common Stock as of the date such Company Option was granted. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has no commitment to grant Company Options that have not yet been granted as of the date of this Agreement.

(d) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(e) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company and all outstanding Company Options have been issued and granted in compliance with (A) all applicable securities laws and other applicable Laws, (B) the terms of the Company Option Plan (if applicable) and (C) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

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(f) The stockholders of the Company collectively own directly and beneficially and of record, all of the equity of the Company (which is represented by the issued and outstanding shares of the Company). Except for the shares of the Company held by the stockholders of the Company, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest of the Company is authorized or issued and outstanding.

(g) All outstanding shares of Company Common Stock have been issued and granted in compliance with (i) applicable securities laws and other applicable laws and (ii) any pre-emptive rights and other similar requirements set forth in applicable contracts to which the Company is a party.

SECTION 4.04. Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been, and the other Transaction Documents to which the Company is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board Approval is sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, the Stockholder Support Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.

SECTION 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is or will at the Closing be a party does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate any United States or non-U.S. statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or

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constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-U.S. government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications that would not have a Company Material Adverse Effect.

SECTION 4.06. Permits; Compliance. The Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. The Company is not in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company, or by which any property or asset of the Company is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect.

SECTION 4.07. Financial Statements.

(a) The Company has prior to the date of this Agreement made available to Kcompany true, complete and correct copies of the audited balance sheet of the Company as of December 31, 2020 (and the related audited statements of operations, cash flows and stockholders’ equity of the Company for the year then ended) and the unaudited balance sheet of the Company as of December 31, 2021 (the “December Balance Sheet”), and the related unaudited statements of operations, cash flows and stockholders’ equity of the Company for the year then ended (collectively, the “Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule. Each of the Financial Statements (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein.

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(b) Except as and to the extent set forth on the Financial Statements and the December Balance Sheet, the Company has no liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the date of such December Balance Sheet, (ii) obligations for future performance under any contract to which the Company is a party or (iii) liabilities and obligations which would not have a Company Material Adverse Effect.

(c) Since the Lookback Date, (i) neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(d) To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor, to the knowledge of the Company any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(e) All accounts payable of the Company reflected on the December Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since the date of the December Balance Sheet, the Company has not altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

SECTION 4.08. Absence of Certain Changes or Events. Since the date of the December Balance Sheet and prior to the date of this Agreement, except as otherwise reflected in the Financial Statements, or as expressly contemplated by this Agreement, (a) the Company has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, (b) the Company has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including ownership in Intellectual Property Rights and Business Systems) other than non-exclusive licenses or assignments or transfers in the ordinary course of business, (c) there has not been any Company Material Adverse Effect, and (d) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.

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SECTION 4.09. Absence of Litigation. There is no material litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any property or asset of the Company before any Governmental Authority. Neither the Company, nor any material property or asset of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Plans. For purposes herein, a “Plan” is defined as: (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) any other employee benefit plan, agreement, arrangement, program, policy or practice, including without limitation, any equity or equity-based compensation (including without limitation stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit, vacation, paid time off, holiday pay, disability, sick pay, unemployment, severance, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, and (iii) any employment, consulting, indemnification or other individual services agreement, which in the case of each of clauses (i), (ii) and (iii), is sponsored or maintained by the Company, or to which the Company contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of the Company or their spouses, beneficiaries or dependents, or with respect to which the Company has or may have any liability, contingent or otherwise.

(b) With respect to each Plan in effect as of the date of this Agreement, the Company has prior to the date of this Agreement made available to Kcompany material documents pursuant to which such Plan is maintained, funded or administered.

(c) None of the Plans is or was since the Lookback Date, nor does the Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code. No Plan is a “defined benefit plan”, within the meaning of Section 3(35) of ERISA, and the Company has no liability (contingent or otherwise) with respect to any such plan.

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(d) The Company is not and will not be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person as a result of any of the Transactions (either alone or in combination with another event), nor will any of the Transactions accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual. No payment or series of payments that would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or any other applicable Law, has been made or will be made by the Company, directly or indirectly, to any current or former employee, officer, independent contractor, or director in connection with the execution of this Agreement or as a result of the consummation of the Transactions.

(e) None of the Plans provides, nor does the Company have or reasonably expect to have any obligation to provide retiree medical benefits to any current or former employee, officer, director or consultant of the Company after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any other applicable Law.

(f) (i) Each Plan is and has been since the Lookback Date operated and administered in all material respects in accordance with its terms and in compliance with the requirements of all applicable Laws including, without limitation, ERISA and the Code, (ii) no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such Action, and (iii) no Plan is currently under investigation or audit by any Governmental Authority and, to the knowledge of the Company, no such investigation or audit is contemplated or under consideration.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the Internal Revenue Service (“IRS”) covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and, to the knowledge of the Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h) All contributions, premiums or payments required to be made with respect to any Plan have, in all material respects, been timely made to the extent due or properly accrued on the consolidated financial statements of the Company.

(i) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has, in all material respects, been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan.

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(j) The Company has no obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of the Company for any Taxes, interest or penalties incurred in connection with any Plan (including any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code).

SECTION 4.11. Labor and Employment Matters.

(a) Schedule 4.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employees of the Company as of the date of this Agreement, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; and (v) commission, bonus or other incentive based compensation. Except as set forth on Schedule 4.11(a) of the Company Disclosure Schedule, as of the date of this Agreement, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company for services performed on or prior to the date of this Agreement have been paid in full (or accrued in full in the Company’s financial statements). No employee of the Company performs services for the Company outside of the United States.

(b) Schedule 4.11(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, complete and correct list of all individuals who perform services for the Company as (i) an independent contractor, (ii) a leased employee, or (iii) an unpaid intern, including for each such individual, his or her name, the services he or she performs, his or her rate of compensation and any bonus entitlement. No such person performs services for the Company outside of the United States.

(c) The employment of each employee of the Company is terminable at will by the Company and upon termination of the employment of any such employee, no severance or other payments will become due. Each former employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(d) To the knowledge of the Company, no officer or executive of the Company intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an officer or executive of the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing.

(e) (i) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company by any of its current or former employees, which Actions would be material to the Company; (ii) the Company is not, and has not been since the Lookback Date, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any

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labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board or before the corresponding Governmental Authority in any jurisdiction that the Company is subject to; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company.

(f) The Company is and has been in compliance in all respects with all applicable Laws and applicable COVID-19 Measures relating to the employment of labor, including those relating to wages, hours, immigration, discrimination, labor relations, layoffs or plant closings, furloughs, collective bargaining, proper classification of all persons who performed services on behalf of the Company for all purposes (including for Tax purposes, for purposes of determining eligibility to participate in any Plan and for purposes of the Fair Labor Standards Act), the maintenance and handling of personnel records, occupational health and safety, sick time and leave, disability and the payment and withholding of Taxes, and have withheld and paid to the appropriate Governmental Authority, or are holding for payment not yet due to such authority, all amounts required by Law or agreement to be withheld from the wages or salaries of the employees of the Company. All of the individual persons who have performed services for or on behalf of the Company are and have been authorized to work for the Company in accordance with all applicable Laws.

(g) The Company has never effectuated a “mass layoff” or “plant closing” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) or as defined in the corresponding applicable Law, or comparable group layoff or taken any other action that would trigger notice or liability under any state, local or foreign plant closing notice Law, affecting in whole or in part any facility, site of employment, operating unit or employee of the Company. No employee of the Company has suffered an “employment loss” (as defined in the WARN Act or in the corresponding applicable Law any jurisdiction to which the Company is subject) during the ninety (90)-day period ending on the date of this Agreement or the comparable period set forth in corresponding applicable Law.

(h) Except as has been mandated by Governmental Authority, as of the date of this Agreement, the Company has not had any direct workforce changes due to COVID-19 or applicable COVID-19 Measures, including any actual terminations, layoffs, furloughs, shutdowns (whether voluntary or by order of a Governmental Authority), or any changes to benefit or compensation programs, nor are any such changes currently contemplated.

SECTION 4.12. Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) True, complete and correct copies of each lease, sublease, license, sublicense, and other occupancy agreements, pursuant to which the Company leases, subleases, licenses, sublicenses, or otherwise occupies any real property (each, a “Lease”) and each amendment and guaranty to any of the foregoing in effect as of the date of this Agreement have

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prior to the date of this Agreement been made available to Kcompany or its counsel. There are no leases, subleases, concessions or other contracts granting to any person other than the Company the right to use or occupy any real property subject to a Lease. All such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions. There is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company.

(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not have a Company Material Adverse Effect.

(d) The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold, license, subleasehold, or sublicense interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company.

SECTION 4.13. Intellectual Property Rights.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, complete and correct list of all of the following that are owned or purported to be owned by the Company: (i) registered Intellectual Property Rights and applications for registrations of other Intellectual Property Rights (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), and (ii) any Software or Business Systems, owned or purported to be owned by the Company, that are material to the business of the Company as currently conducted. The Company has paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such registered Intellectual Property Rights, and none of such registered Intellectual Property Rights has been abandoned or cancelled (other than (A) on the expiration of the full term for such registered Intellectual Property Rights, or (B) abandonment or cancellation that was made in the Company’s reasonable business judgment in consistent with its business practice and which abandonment and cancellation, taken as a whole, would not reasonably be expected to have a Company Material Adverse Effect). The Company IP constitutes all material Intellectual Property Rights used in the operation of the business of the Company and, to the knowledge of the Company, is sufficient for the conduct of such business as currently conducted.

(b) The Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use, all Company-Licensed IP. All Company-Owned IP is subsisting, and to the knowledge of the Company, valid, enforceable, in full force and effect. No loss or expiration

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of any of the Company-Owned IP, or, to the Company’s knowledge, any of the Company-Licensed IP, is threatened, or pending. None of the Company-Owned IP is subject to any joint ownership, and the Company is not a party to or bound by any contract that limits, restricts, or impairs its ability to use, sell, transfer, assign, license, or convey any of the Company-Owned IP. To the knowledge of the Company, the Company has not conducted or is not conducting the business in a manner that would result in (or to the knowledge of the Company, could reasonably be expected to result in) the cancellation or unenforceability of any material Company-Owned IP.

(c) Prior to the date of this Agreement, the Company has made available to Kcompany all material contracts (i) pursuant to which the Company uses any material Company-Licensed IP, or (ii) pursuant to which the Company has granted to a third party any right in or to any Company-Owned IP, but excluding (A) licenses for shrink-wrap, click-wrap and off-the-shelf software, (B) other licenses of software that is commercially available to the public generally, with one-time or annual fees of less than $500,000, and (C) pursuant to which Company grants to a third party a non-exclusive license in connection with the distribution, sale, or license of Products in the ordinary course of business consistent with past practice (collectively, the “IP Licenses”). Each IP License is valid and binding in full force and effect, and is enforceable against the Company and, to the knowledge of the Company, the other parties thereto. Neither the Company nor, to the knowledge of the Company, any other party thereto is, in material breach or violation of or default under any IP License. Upon the Closing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company will continue to have the right to use all Company-Licensed IP on commercially reasonable terms and conditions as the Company enjoyed immediately prior to the Closing. The Company has not received any written notice from a third party that such third party intends to terminate or not renew any IP License.

(d) The Company has taken and takes reasonable actions to maintain, protect and enforce Intellectual Property Rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information. The Company has not disclosed any trade secrets or other Confidential Information that is material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or intentionally in the conduct of the Company’s business in the ordinary course including the marketing, sale, distribution and maintenance of Products. The Company’s trade secrets are kept in a restricted repository and individual trade secrets are provided to those employees who need to know the information in order to perform their job function, or for vendors who are on a need to know basis in order to meet the Company’s equipment specifications.

(e) (i) There have been no claims properly filed and served, or threatened in writing to be filed, against the Company in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP, or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property Rights of other persons (including any material demands or offers to license any Intellectual Property Rights from any other person); (ii) to the Company’s knowledge, the operation of the business of the Company (including the Products) has not and does not infringe,

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misappropriate or violate, any Intellectual Property Rights of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; (iv) regarding any of the foregoing (i) or (iii), the Company has not received any formal written opinions of legal counsel; and (v) regarding (ii), the Company has not received written reports from legal counsel that have been used to identify the Company’s freedom to operate.

(f) All persons, including all current officers, management employees, and technical and professional employees of the Company who have contributed or developed any material Company IP have executed valid and written agreements with the Company substantially in the form made available to Kcompany prior to the date of this Agreement, pursuant to which such persons agreed to assign to the Company all of their right, title, and interest in and to such Company IP, except to the extent ownership is vesting in the Company by operation of Law.

(g) No Open Source Software is contained in, distributed with, or linked to any Products in a manner that imposes on such Products or portion thereof, or would impose upon distribution thereof, a requirement or condition that any such Products or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed to allow third parties to make modifications or derivative works or (iii) be licensed as Open Source Software ((i) through (iii), “Copyleft Terms”).

(h) The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the conduct of the business of the Company as currently conducted, and to the knowledge of the Company, as contemplated to be conducted as of the date of this Agreement. The Company maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and since the Lookback Date, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(i) The Company currently complies and has complied with (i) all applicable Privacy/Data Security Laws, (ii) any of its applicable privacy or other policies concerning the collection, dissemination, storage or use of Personal Information or other Business Data, (iii) industry standards to which it is bound, and (iv) all commitments in any Material Contract with respect to privacy and/or data security (collectively, the “Data Security Requirements”), except, in each case, as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, the Company has implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems and any Business Data, including implementing reasonable procedures designed to prevent unauthorized access and the introduction of Disabling Devices as required by applicable Privacy/Data Security Laws. The Company has not inserted, and to the knowledge of the Company, no other person has inserted or alleged to have inserted, any Disabling Device in any of the Business Systems or Product components. Since the Lookback Date, the Company has not (x) experienced any material data security breaches that were required to be reported under applicable Privacy/Data Security Laws or customer contracts or (y) received written notice of any material proceedings or investigations by any Governmental Authority or any customer, or received written notice of any material claims or complaints, in each case, regarding the Company’s collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements by the Company.

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(j) No employee, officer, director, or agent of the Company has been debarred or otherwise forbidden by any applicable Law or any Governmental Authority (including judicial or agency order) from involvement in the operations of a business such as that of the Company.

(k) All current officers, management employees, and technical and professional employees of the Company are under written obligation to the Company to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment.

SECTION 4.14. Taxes.

(a) The Company: (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it as of the date of this Agreement and all such filed Tax Returns are true, complete and correct in all material respects; (ii) has timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company is otherwise obligated to pay, except with respect to Taxes not yet due and payable or otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) The Company is not a party to and has no obligations under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, but excluding agreements, contracts, arrangements or commitments the primary purpose of which do not relate to Taxes) and does not have a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) any prepaid amount received on or prior to the Closing; or (iv) installment sale made on or prior to the Closing Date.

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(d) Except as would not be material, the Company has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(e) The Company has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group the common parent of which was Amprius, Inc.).

(f) The Company does not have material liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (but excluding contracts, the primary purpose of which do not relate to Taxes), or otherwise by operation of applicable Law.

(g) The Company does not have a request for a material ruling in respect of Taxes pending between the Company and any Taxing Authority.

(h) The Company has prior to the date of this Agreement made available to Kcompany true, complete and correct copies of the U.S. federal income Tax Returns actually filed by the Company for its taxable years 2018, 2019 and 2020.

(i) The Company has not in any year for which the applicable statute of limitations remains open distributed stock of another person, and has not had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) The Company has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) Neither the IRS nor any other U.S. or non-U.S. Tax authority or agency has asserted in writing or, to the knowledge of the Company, has threatened to assert against the Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(l) There are no Tax Liens upon any assets of the Company for material Taxes except for Permitted Liens.

(m) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has not received written notice from a non-U.S. Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

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(n) To the knowledge of the Company, there are no facts, circumstances or plans, and the Company has not taken or agreed to take any action, that, either alone or in combination, would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(o) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

SECTION 4.15. Environmental Matters.

(a) The Company is and has been, since the Lookback Date, in compliance in all material respects with Environmental Laws.

(b) The Company has not received any Environmental Notice or Environmental Claim which in either case is pending or remains unresolved, or is or will be the source of ongoing material obligations or requirements under any Environmental Law.

(c) To the knowledge of the Company, none of the properties currently or formerly leased or operated by the Company (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance in violation of applicable Environmental Laws and which would be likely to result in a material liability to the Company, nor has there been a Release of Hazardous Substances by the Company which requires reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws.

(d) To the Company’s knowledge, the Company is not in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances.

(e) The Company has all material permits, licenses and other authorizations required of the Company under Environmental Laws (“Environmental Permits”) and the Company is in all material respects in compliance with such Environmental Permits. There is no pending or, to the Company’s knowledge, threatened revocation, modification or limitation of any such Environmental Permit except for such limitations as set forth in such Environmental Permit.

(f) The Company has not retained or assumed by contract, any liabilities or obligations of third parties under Environmental Laws that have not been fully satisfied or performed.

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(g) All copies of environmental site assessment reports, environmental audits, environmental sampling data, and other similar material documents with respect to the Leased Real Property or the Company’s business operations which are in the possession or control of the Company have prior to the date of this Agreement been made available to Kcompany or its counsel.

SECTION 4.16. Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company is a party (such contracts and agreements as are required to be set forth Section 4.16(a) of the Company Disclosure Schedule but excluding any Plan being the “Material Contracts”):

(i) all contracts and agreements involving obligations of, or payments to, the Company in excess of $100,000 (other than obligations of, or payments to, the Company arising from employment agreements or purchase or sale agreements entered into in the ordinary course of business);

(ii) all contracts and agreements that involve the license of any Intellectual Property Rights to or from the Company (but excluding any (A) nonexclusive licenses (or sublicenses) of Company-Owned IP granted to customers in the ordinary course of business that are substantially in the same form as the Company’s standard form customer agreements as have been provided to Kcompany on or prior to the date of this Agreement; (B) licenses granted to service providers who access Company-Owned IP on behalf of the Company as part of their provision of services; (C) nondisclosure agreements entered into in the ordinary course of business; and (D) unmodified, commercially available, “off-the-shelf” Software with a replacement cost and/or aggregate annual license and maintenance fees of less than $75,000);

(iii) all contracts and agreements that (A) involve the granting of rights to manufacture, produce, assemble, license, market or sell the Company’s products or pursuant to which the Company has granted or received any exclusive rights or (B) affect the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products or that otherwise limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(iv) all contracts and agreements involving indemnification by the Company with respect to infringement of Intellectual Property Rights;

(v) all contracts and agreements involving the disposition of a material portion of the Company’s assets or the acquisition of the business or securities or ownership interests of another person;

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(vi) all contracts and agreements involving material uncapped indemnity obligations of the Company;

(vii) all partnership, joint venture or similar agreements;

(viii) all contracts and agreements with any Governmental Authority, other than any Company Permits;

(ix) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company that relate to the Company or its business;

(x) all leases or master leases of personal property reasonably likely to result in annual payments by or to the Company of $500,000 or more in a 12-month period;

(xi) all contracts and agreements involving any right to acquire equity interest in the Company; and

(xii) any collective bargaining agreements, or any other agreement, with any labor union.

(b) (i) each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and the Company is not in any material respect in breach or violation of, or in any material respect in default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in any material respect in breach or violation of, or in any material respect in default under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has prior to the date of this Agreement furnished or made available to Kcompany true, complete and correct copies of all Material Contracts in effect as of the date of this Agreement, including amendments thereto that are material in nature.

SECTION 4.17. Insurance.

(a) True, complete and correct copies of all material insurance policies under which the Company is an insured in effect as of the date of this Agreement have prior to the date of this Agreement been made available to Kcompany.

(b) With respect to each such insurance policy, except as would not have a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

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SECTION 4.18. Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Merger and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Merger by the stockholders of the Company, and (e) directed that, unless this Agreement has been terminated in accordance with Section 9.01, this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders (the “Company Board Approval”). The Requisite Approval (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

SECTION 4.19. Certain Business Practices. Since the Lookback Date, neither the Company nor, to the Company’s knowledge, any director or officer, agent or employee of the Company, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

SECTION 4.20. Trade Compliance.

(a) Neither the Company, nor any of its directors, officers, employees or, to the knowledge of the Company, agents, is a person that is, or is owned or controlled by, a person that is (i) the subject of any Sanctions; nor (ii) located, organized, incorporated or resident in a country or territory that is the subject of comprehensive Sanctions (including the Cuba, Iran, North Korea, Syria, and Crimea region and Donetsk People’s Republic and Luhansk People’s Republic territories in Ukraine). For the past five (5) years, to the Company’s knowledge, the Company has not engaged in, and is not now engaged in, any dealings or transactions with any person, or in any country or territory, that at the time of such dealing or transaction is or was, or whose government is or was, the subject of comprehensive Sanctions.

(b) The Company, and to the Company’s knowledge, its representatives in their capacity as such, have during the five (5) years preceding the date of this Agreement been in compliance with, in all material respects, all applicable Export Laws, and the Company has not (i) received written notice of, any actual, alleged or potential violation of any Export Law or (ii) been a party to or the subject of any pending (or to the knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

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SECTION 4.21. Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, or proposes to the Company to purchase from or sell or furnish to, the Company any goods or services; or (c) any contractual or other arrangement with the Company, other than in the case of this clause (c) customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.21. The Company has not, since the Lookback Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

SECTION 4.22. Exchange Act. The Company is not currently (and has not previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION 4.23. Brokers. Except for Oppenheimer & Co. Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4.24. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Kcompany, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Kcompany, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Kcompany, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

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ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF KCOMPANY AND MERGER SUB

Except as set forth in the Kcompany SEC Reports publicly available prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Kcompany SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a Kcompany SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)) and except as set forth in Kcompany’s disclosure schedule delivered by Kcompany in connection with this Agreement (the “Kcompany Disclosure Schedule”) (which disclosure in the Kcompany Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article V that corresponds to the section or subsection of the Kcompany Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article V to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), Kcompany hereby represents and warrants to the Company as follows:

SECTION 5.01. Corporate Organization.

(a) Kcompany is a Cayman Islands exempted company incorporated with limited liability (and from and after the Domestication and as of the Closing, Kcompany will be a Delaware corporation) and Merger Sub is a Delaware corporation, duly incorporated or organized (as applicable), validly existing and in good standing under the laws of the Cayman Islands and the State of Delaware, respectively, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a Kcompany Material Adverse Effect.

(b) Merger Sub is the only subsidiary of Kcompany. Except for Merger Sub, Kcompany does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

SECTION 5.02. Organizational Documents. Each of Kcompany and Merger Sub has heretofore furnished to the Company true, complete and correct copies of the Kcompany Organizational Documents and the Merger Sub Organizational Documents. The Kcompany Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Kcompany nor Merger Sub is in violation of any of the provisions of the Kcompany Organizational Documents and the Merger Sub Organizational Documents.

SECTION 5.03. Capitalization.

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(a) The authorized share capital of Kcompany is divided into one hundred million (100,000,000) shares of Kcompany Class A Common Stock, ten million (10,000,000) shares of Kcompany Class B Common Stock, and one million (1,000,000) Kcompany Preference Shares. As of the date of this Agreement, (i) twenty-three million (23,000,000) shares of Kcompany Class A Common Stock are issued and outstanding, (ii) nine million, eight hundred fifty seven thousand, one hundred and forty two (9,857,142) shares of Kcompany Class B Common Stock are issued and outstanding, (iii) no Kcompany Preference Shares are issued and outstanding, (iv) no Kcompany Common Stock or Kcompany Preference Shares are held in treasury, (v) twenty-three million (23,000,000) Kcompany Class 1 Redeemable Warrants and twenty-three million (23,000,000) Kcompany Class 2 Redeemable Warrants are outstanding; (vi) sixteen million (16,000,000) Kcompany Private Placement Warrants are outstanding and (vii) sixty two million (62,000,000) shares of Kcompany Class A Common Stock are reserved for issuance on exercise of the Kcompany Warrants. Each Kcompany Warrant is exercisable for one share of Kcompany Class A Common Stock at an exercise price of $11.50.

(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date of this Agreement, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Kcompany free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c) All outstanding Kcompany Units, shares of Kcompany Common Stock and Kcompany Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the Kcompany Organizational Documents.

(d) Except for securities issued by Kcompany as permitted by this Agreement and the Kcompany Warrants, Kcompany has not issued any options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Kcompany or obligating Kcompany to issue or sell any share capital of, or other equity interests in, Kcompany. All Kcompany Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Kcompany nor any subsidiary of Kcompany is a party to, or otherwise bound by, and neither Kcompany nor any subsidiary of Kcompany has granted, any equity appreciation rights, participations, phantom equity or similar rights. Kcompany is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Kcompany Common Stock or any of the equity interests or other securities of Kcompany or any of its subsidiaries. Other than pursuant to the Kcompany Organizational Documents, there are no outstanding contractual obligations of Kcompany to repurchase, redeem or otherwise acquire any Kcompany Common Stock. There are no outstanding contractual obligations of Kcompany to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

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SECTION 5.04. Authority Relative to This Agreement. Each of Kcompany and Merger Sub have all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each of Kcompany and Merger Sub of this Agreement and the other Transaction Documents to which each of Kcompany and Merger Sub is or will at the Closing be a party, the performance by each of Kcompany and Merger Sub of its obligations hereunder and thereunder and the consummation by each of Kcompany and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Kcompany or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the Domestication, (i) the Kcompany Shareholder Approval, (ii) completing and making and procuring all Kcompany Domestication Documents, (iii) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands and (iv) completing and making and procuring all those filings required to be made with the Secretary of State of the State of Delaware under the DGCL in connection with the Domestication, (b) with respect to the Merger, the Kcompany Shareholder Approval and the approval by Kcompany as the sole stockholder of Merger Sub Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL, and (c) with respect to the issuance of New Kcompany Common Stock, the Kcompany Shareholder Approval). This Agreement has been, and the other Transaction Documents to which each of Kcompany and Merger Sub is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by Kcompany and Merger Sub and, assuming due authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of Kcompany or Merger Sub, enforceable against Kcompany or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

SECTION 5.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery by each of Kcompany and Merger Sub of this Agreement and the other Transaction Documents to which each of Kcompany and Merger Sub is or will at the Closing be a party does not, and the performance of this Agreement by each of Kcompany and Merger Sub will not, (i) conflict with or violate the Kcompany Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of Kcompany or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Kcompany or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Kcompany or Merger Sub is a party or by which each of Kcompany or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Kcompany Material Adverse Effect.

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(b) The execution and delivery of this Agreement by each of Kcompany and Merger Sub does not, and the performance of this Agreement by each of Kcompany and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, the filing and effectiveness of the Kcompany Domestication Documents and the filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Kcompany or Merger Sub from performing its material obligations under this Agreement.

SECTION 5.06. Compliance. Neither Kcompany nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Kcompany or Merger Sub or by which any property or asset of Kcompany or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Kcompany or Merger Sub is a party or by which Kcompany or Merger Sub or any property or asset of Kcompany or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Kcompany Material Adverse Effect. Each of Kcompany and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Kcompany or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 5.07. SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Kcompany has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since March 1, 2022, together with any amendments, restatements or supplements thereto (collectively, the “Kcompany SEC Reports”). Kcompany has prior to the date of this Agreement furnished to the Company (with respect to amendments or modifications made on or prior to the date of this Agreement) and shall have promptly furnished to the Company (with respect to amendments or modifications after the date of this Agreement) true, complete and correct copies of all amendments and modifications that have not been filed by Kcompany with the SEC to all agreements, documents and other instruments that previously had been filed by Kcompany with the SEC and are then in effect. As of their respective dates, the Kcompany SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Kcompany has filed with the SEC on a timely basis all documents required with respect to Kcompany by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

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(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Kcompany SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of Kcompany as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Kcompany has no off-balance sheet arrangements that are not disclosed in the Kcompany SEC Reports. No financial statements other than those of Kcompany are required by GAAP to be included in the consolidated financial statements of Kcompany.

(c) Except as and to the extent set forth in the Kcompany SEC Reports, neither Kcompany nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Kcompany’s and Merger Sub’s business.

(d) Kcompany is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The New York Stock Exchange.

(e) Kcompany has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Kcompany and other material information required to be disclosed by Kcompany in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Kcompany’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Kcompany’s principal executive officer and principal financial officer to material information required to be included in Kcompany’s periodic reports required under the Exchange Act.

(f) Kcompany maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Kcompany maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures

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are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Kcompany has prior to the date of this Agreement delivered to the Company (with respect to disclosure made on or prior to the date of this Agreement) and shall have promptly furnished to the Company (with respect to disclosure made after the date of this Agreement) a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Kcompany to Kcompany’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Kcompany to record, process, summarize and report financial data. Kcompany has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Kcompany. Since March 1, 2022, there have been no material changes in Kcompany’s internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by Kcompany to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Kcompany. Kcompany has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither Kcompany (including any employee thereof) nor Kcompany’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Kcompany, (ii) any fraud, whether or not material, that involves Kcompany’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Kcompany or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date of this Agreement, there are no outstanding SEC comments from the SEC with respect to the Kcompany SEC Reports. To the knowledge of Kcompany, none of the Kcompany SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

SECTION 5.08. Absence of Certain Changes or Events. Since March 1, 2022, except as expressly contemplated by this Agreement, (a) Kcompany has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Kcompany Material Adverse Effect.

SECTION 5.09. Absence of Litigation. There is no Action pending or, to the knowledge of Kcompany, threatened against Kcompany, or any property or asset of Kcompany, before any Governmental Authority. Neither Kcompany nor any material property or asset of Kcompany is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Kcompany, continuing investigation by, any Governmental Authority.

SECTION 5.10. Board Approval; Vote Required.

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(a) At a meeting duly called and held (or by way of unanimous written resolution in lieu of a meeting), the Kcompany Board, by at least a majority vote of those voting and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are in the best interest of the Company (ii) determined it is advisable to make the payment of the Per Share Merger Consideration pursuant to this Agreement and the other Transactions (iii) approved the Merger as a Business Combination (as defined in the Kcompany MAA) and (iv) resolved to recommend to the Kcomapny Shareholders approval of each of the matters requiring Kcompany Shareholder Approval;

(b) At the Kcompany Shareholders’ Meeting, assuming that a quorum is present, (i) only a Kcompany Ordinary Resolution shall be required to approve the Transaction Proposal, the Kcompany Stock Proposal and the Adjournment Proposal, (ii) only a Kcompany Special Resolution shall be required to approve the Domestication Proposal and the Charter Proposal and (iii) with respect to any Additional Proposals proposed to the Kcompany Shareholders, the only requisite approval required shall be under the Kcompany Organizational Documents, the Cayman Act or other applicable law (the approval by the Kcompany Shareholders of all of the foregoing, collectively, the “Kcompany Shareholder Approval”). The Kcompany Shareholder Approval is the only vote of any holders of Kcompany’s capital stock necessary to adopt this Agreement and any Transaction Document and to approve the Transactions.

(c) The Merger Sub Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and adopted this Agreement and the Merger and declared their advisability, (iii) approved the Merger and the other Transactions, (iv) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub, and (v) directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub.

(d) The only vote of the holders of any class or series of capital stock of Merger Sub is necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the sole stockholder of Merger Sub.

SECTION 5.11. No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than those incident to its existence or as contemplated by this Agreement.

SECTION 5.12. Brokers. Except for UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated, Robert W. Baird & Co. Incorporated and Drexel Hamilton, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Kcompany or Merger Sub.

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SECTION 5.13. Kcompany Trust Fund. As of the date of this Agreement, Kcompany has no less than $230,000,000.00 in the trust fund established by Kcompany for the benefit of its public shareholders (the “Trust Fund”) maintained in a trust account at JP Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of March 1, 2022, between Kcompany and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Kcompany has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Kcompany or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between Kcompany and the Trustee that would cause the description of the Trust Agreement in the Kcompany SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Kcompany, that would entitle any person (other than shareholders of Kcompany who shall have elected to redeem their shares of Kcompany Class A Common Stock pursuant to the Kcompany Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the Kcompany Organizational Documents. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Kcompany, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, Kcompany shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Kcompany as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of Kcompany due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to shareholders of Kcompany who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to Kcompany in connection with its efforts to effect the Merger. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Kcompany has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Kcompany at the Effective Time.

SECTION 5.14. Employees. Other than any officers as described in the Kcompany SEC Reports, Kcompany and Merger Sub have never employed any employees or retained any contractors. Other than amounts due as set forth in the Kcompany SEC Reports or for reimbursement of any out-of-pocket expenses incurred by Kcompany’s officers and directors in connection with activities on Kcompany’s behalf in an aggregate amount not in excess of the amount of cash held by Kcompany outside of the Trust Account, Kcompany has no unsatisfied

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material liability with respect to any employee, officer or director. Except for the Equity Plan and the ESPP, Kcompany and Merger Sub have never and do not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit or compensation plans, programs or arrangements (each, a “Kcompany Plan”). The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Kcompany, Merger Sub or any affiliate being classified as an “excess parachute payment” under Section 280G of the Code, the deductibility of which by Kcompany or Merger Sub would be limited by Section 280G of the Code. There is no contract, agreement, plan or arrangement to which Kcompany or Merger Sub is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

SECTION 5.15. Taxes.

(a) Kcompany and Merger Sub (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by either of them as of the date of this Agreement and all such filed Tax Returns are true, complete and correct in all material respects; (ii) have timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Kcompany or Merger Sub are otherwise obligated to pay, except with respect to Taxes not yet due and payable or otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to either of them, have not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) Neither Kcompany nor Merger Sub is a party to or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, but excluding agreements, contracts, arrangements or commitments the primary purpose of which do not relate to Taxes) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c) None of Kcompany or Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law);

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(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) any prepaid amount received on or prior to the Closing; or (iv) installment sale made on or prior to the Closing Date.

(d) Neither Kcompany nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(e) Neither Kcompany nor Merger Sub has any material liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (but excluding contracts, the primary purpose of which do not relate to Taxes), or otherwise by operation of applicable Law.

(f) Neither Kcompany nor Merger Sub has any request for a material ruling in respect of Taxes pending between Kcompany and/or Merger Sub, on the one hand, and any Taxing Authority, on the other hand.

(g) Neither Kcompany nor Merger Sub has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) Neither Kcompany nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) To the knowledge of Kcompany or Merger Sub, there are no facts, circumstances or plans, and neither Kcompany or Merger Sub has taken or agreed to take any action, that, either alone or in combination, would reasonably be expected to prevent or impede the Merger or the Domestication from qualifying for the Intended Tax Treatment.

SECTION 5.16. Defense Production Act. Kcompany hereby represents that (a) the Sponsor is not, and to the knowledge of Kcompany, Kcompany is not a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”) and (b) the Sponsor does not, and to the knowledge of Kcompany, Kcompany does not, permit any foreign person affiliated with the Sponsor or Kcompany, whether affiliated as a limited partner or otherwise, to obtain through the Sponsor or Kcompany any of the following with respect to the Company: (i) control (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any material nonpublic technical information (as defined in the DPA) in the possession of the Company (which shall not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture Company products, including processes, techniques, or methods; (iii) membership or observer rights on the Company’s Board of Directors or the right to nominate an individual to a position on the Company’s Board of Directors; or (iv) any involvement (other than through voting of shares) in substantive decision-making of the

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Company regarding (x) the use, development, acquisition or release of any Company “critical technology” (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA).

SECTION 5.17. Listing. The issued and outstanding Kcompany Original Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on The New York Stock Exchange under the symbol “KCAC.U.” The issued and outstanding Kcompany New Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on The New York Stock Exchange under the symbol “KCA.U.” The issued and outstanding shares of Kcompany Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on The New York Stock Exchange under the symbol “KCAC”. The issued and outstanding Kcompany Class 1 Redeemable Warrants and Kcompany Class 2 Redeemable Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on The New York Stock Exchange under the symbol “KCAC.W”. As of the date of this Agreement, there is no Action pending or, to the knowledge of Kcompany, threatened in writing against Kcompany by The New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the Kcompany Units, the shares of Kcompany Class A Common Stock, the Kcompany Class 1 Redeemable Warrants or the Kcompany Class 2 Redeemable Warrants or terminate the listing of Kcompany on The New York Stock Exchange. None of Kcompany or any of its affiliates has taken any action in an attempt to terminate the registration of the Kcompany Units, the shares of Kcompany Class A Common Stock, the Kcompany Class 1 Redeemable Warrants or the Kcompany Class 2 Redeemable Warrants under the Exchange Act.

SECTION 5.18. Kcompany and Merger Sub’s Investigation and Reliance. Each of Kcompany and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by Kcompany and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. Kcompany, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the Transactions. Neither Kcompany nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to Kcompany, Merger Sub or any of their respective shareholders or stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Kcompany or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company.

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SECTION 5.19. Affiliate Agreements. Except as set forth on Section 5.19 of the Kcompany Disclosure Schedule, neither Kcompany nor Merger Sub is a party to any transaction, agreement, arrangement or understanding required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K (each of the foregoing, a “Kcompany Affiliate Agreement”).

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01. Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, or (3) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), unless Kcompany shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall conduct its business in the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers, key employees and consultants and to preserve its current relationships with customers, suppliers and other persons with which it has significant business relations.

(b) By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement, any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, or (3) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), the Company shall not, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Kcompany (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its certificate of incorporation or bylaws;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership

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interest (including, without limitation, any phantom interest), of the Company; provided, however, that the exercise or settlement of any Company Options or grants of Company Options, within the limits of the Company Option Plan share reserve and prior to the final determination of the Exchange Ratio pursuant to Section 3.06 shall not require the consent of Kcompany; provided for the sake of clarity, the Company Options exercised, settled or granted pursuant to this Section 6.01(b)(ii) shall be included in the Fully-Diluted Company Shares and for the sake of further clarity, the number of shares of Company Common Stock reserved for issuance under the Company Option Plan may not be increased; or (B) any material assets of the Company;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $5,000,000; or (B) incur any indebtedness for borrowed money in excess of $5,000,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except with respect to accounts payable or indebtedness otherwise incurred in the ordinary course of business and consistent with past practice;

(vi) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company as of the date of this Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) enter into any new, or materially amend any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) hire or otherwise enter into any employment or consulting agreement or arrangement with any person or terminate any current or former director, officer employee or consultant provider whose total cash compensation would exceed, on an annualized basis, $300,000, or (E) enter into or amend any collective bargaining agreement or other labor agreement covering the Company’s employees;

(vii) other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule or that the Company is not prohibited from entering into after the date of this Agreement, grant any severance or termination pay to, any director or officer of the Company, other than in the ordinary course of business consistent with past practice;

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(viii) adopt, amend and/or terminate any material Plan except as may be required by applicable Law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

(ix) materially amend other than reasonable and usual amendments in the ordinary course of business, with respect to accounting policies or procedures, other than as required by GAAP;

(x) make any material Tax election, amend a material Tax Return or settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability except in the ordinary course of business consistent with past practice;

(xi) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case in a manner that is adverse to the Company, except in the ordinary course of business;

(xii) intentionally permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required to maintain each and every material item of Company-Owned IP; or

(xiii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

SECTION 6.02. Conduct of Business by Kcompany and Merger Sub Pending the Merger. Except (i) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including consummating the Domestication), (ii) for entering into any Financing Agreements and consummating any Equity Financing in accordance with the terms of this Agreement, (iii) as set forth on Section 6.02 of the Kcompany Disclosure Schedule or (iv) as required by applicable Law (including any COVID-19 Measures or as may be requested or compelled by any Governmental Authority), Kcompany agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Kcompany and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including consummating the Domestication), (2) for entering into any Financing Agreements and consummating any Equity Financing, or in connection with the terms and conditions of any Equity Financing in accordance with the terms of

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this Agreement, (3) as set forth on Section 6.02 of the Kcompany Disclosure Schedule or (4) as required by applicable Law (including any COVID-19 Measures or as may be requested or compelled by any Governmental Authority), neither Kcompany nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend or otherwise change the Kcompany Organizational Documents or the Merger Sub Organizational Documents or form any subsidiary of Kcompany other than Merger Sub;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the Kcompany Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Kcompany Common Stock or Kcompany Warrants except for redemptions from the Trust Fund that are required pursuant to the Kcompany Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any class of shares or other securities of Kcompany or any shares of any class of capital stock or other securities of Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Kcompany or Merger Sub;

(e) fail to maintain its existence or acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f) engage in any conduct in a new line of business or engage in any commercial activities (other than to consummate the Transactions);

(g) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Kcompany or Merger Sub, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(h) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date of this Agreement, as agreed to by its independent accountants;

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(i) make any material Tax election or settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability, except in the ordinary course of business consistent with past practice;

(j) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Kcompany or Merger Sub;

(k) amend the Trust Agreement or any other agreement related to the Trust Account;

(l) enter into, or amend or modify any term of (in a manner adverse to Kcompany or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation and its subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under any Kcompany Plan (or any agreement, arrangement, policy or plan that would be a Kcompany Plan if in effect on the date hereof);

(m) hire any employee or take any action or refrain therefrom that would result in the Transactions being the direct or indirect cause of any amount paid or payable by Kcompany, Merger Sub, or any of their respective affiliates being classified as an “excess parachute payment” under Section 280G of the Code, the deductibility of which by Kcompany or Merger Sub would be limited by Section 280G of the Code, or the imposition of any additional Tax under Section 4999 of the Code;

(n) other than as set forth on Section 6.02(n) of the Kcompany Disclosure Schedule, enter into, renew or amend in any material respect, any Kcompany Affiliate Agreement (or any contract, that if existing on the date hereof, would have constitute an Kcompany Affiliate Agreement); or

(o) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

SECTION 6.03. Financing.

(a) Prior to the Closing, the parties intend to solicit, negotiate and enter into an Equity Financing and related Financing Agreements, pursuant to which certain investors, upon the terms and subject to the conditions set forth therein, shall purchase, collectively, up to 20,000,000 shares of Kcompany Common Stock at a purchase price of no less than $10.00 per share in a private placement or placements to be consummated substantially contemporaneously with the consummation of the transactions contemplated hereby, and which shall, in each case, be subject to receipt of the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Each of Kcompany, Merger Sub and the Company shall cooperate in good faith with respect to the Equity Financing contemplated by this Agreement and the negotiation and entering into any Financing Agreement related thereto. In addition, both the identity of any participant in an Equity Financing, and the proposal of or agreement to any material terms in connection therewith, shall be subject to the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

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(b) Neither Kcompany nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, enter into, modify or waive, or provide consent to modify or waive (including consent to termination, to the extent required), any provisions or remedy under any Financing Agreements entered into prior to the Closing without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); provided, that any modification or waiver that is solely ministerial in nature and does not affect any economic or any other material term (including any conditions to closing) of such Financing Agreement (for which the Company has already provided its prior written consent) shall not require the prior written consent of the Company. If Kcompany and Merger Sub are required to consummate the Closing hereunder, Kcompany and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by any Financing Agreement entered into prior to the Closing on the terms and subject to the conditions described therein.

SECTION 6.04. Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and Kcompany on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against Kcompany, Merger Sub or any other person (a) for legal relief against monies or other assets of Kcompany or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against Kcompany (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and Kcompany consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Kcompany shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event Kcompany prevails in such action or proceeding.

ARTICLE VII.

ADDITIONAL AGREEMENTS

SECTION 7.01. Proxy Statement; Registration Statement.

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(a) As promptly as practicable after the execution of this Agreement and receipt of the PCAOB Financials, (i) Kcompany and the Company shall prepare and file with the SEC a joint information statement/proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the shareholders of Kcompany and to the stockholders of the Company as information statements relating to (A) with respect to the Company’s stockholders, the action to be taken by certain stockholders of the Company pursuant to the Written Consent and (B) with respect to Kcompany’s shareholders, the Kcompany Shareholders’ Meeting to be held to consider (1) the adoption and approval of the Merger and this Agreement as a Business Combination (as defined in the Kcompany MAA) (the “Transaction Proposal”), (2) the adoption and approval of the Domestication (the “Domestication Proposal”), (3) the adoption and approval of the governing documents of Kcompany contemplated by the Kcompany Certificate (the “Charter Proposal”), (4) to the extent required by NYSE listing rules, the adoption and approval of the issuance of the New Kcompany Common Stock as contemplated by this Agreement (the “Kcompany Stock Proposal”), (5) adjournment of the Kcompany Shareholders’ Meeting, if necessary, for up to 15 days to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”) and (6) the adoption and approval of any other proposals the parties deem necessary to effectuate the Transactions (each, an “Additional Proposal” and together with the Transaction Proposal, the Domestication Proposal, the Charter Proposal, the Kcompany Stock Proposal and the Adjournment Proposal, the “Kcompany Proposals”) and (ii) Kcompany shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of New Kcompany Common Stock (A) to be issued to the stockholders of the Company pursuant to this Agreement or (B) held by the shareholders of Kcompany immediately prior to the Effective Time. The Company shall furnish all information concerning the Company as Kcompany may reasonably request in connection with such actions and the preparation of the Proxy Statement and Registration Statement. Kcompany and the Company each shall use their reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, Kcompany shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of New Kcompany Common Stock, in each case to be issued or issuable to the stockholders of the Company pursuant to this Agreement. As promptly as practicable after finalization of the Proxy Statement, each of the Company and Kcompany shall mail the Proxy Statement to their stockholders or shareholders. Each of Kcompany and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

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(b) No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by Kcompany or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Kcompany and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the New Kcompany Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto. Each of Kcompany and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(c) Kcompany represents that the information supplied by Kcompany for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Kcompany, (iii) the time of the Kcompany Shareholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Kcompany or Merger Sub, or their respective officers or directors, should be discovered by Kcompany which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Kcompany shall promptly inform the Company. All documents that Kcompany is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d) The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement or any current report on Form 8-K shall not, at (i) the time the Registration Statement is declared effective (in the case of the Registration Statement or the Proxy Statement) or at the time filed (in the case of a current report on Form 8-K), (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Kcompany (in the case of the Registration Statement or the Proxy Statement), (iii) the time of the Kcompany Shareholders’ Meeting (in the case of the Registration Statement or the Proxy Statement), and (iv) the Effective Time (in the case of the Registration Statement or the Proxy Statement), contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform Kcompany. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

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(e) Following the final determination of the Exchange Ratio at the Anticipated Closing Date in accordance with Section 3.06 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), Kcompany and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the Anticipated Closing Date (the “Exchange Ratio Announcement”), which the parties shall cause to be publicly disclosed (and which Kcompany shall file on Form 8-K) no later than four (4) Business Days prior to the Kcompany Shareholders’ Meeting.

SECTION 7.02. Kcompany Shareholders’ Meeting; and Merger Sub Stockholder’s Approval.

(a) Kcompany shall call and hold the Kcompany Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Kcompany Proposals, and Kcompany shall use its reasonable best efforts to hold the Kcompany Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to shareholders of Kcompany). In the event the Kcompany Shareholders’ Meeting is scheduled to occur less than four (4) Business Days after the publication of the Exchange Ratio Announcement, Kcompany may recess or adjourn the Kcompany Shareholders’ Meeting until the date such that the meeting would be held on the date that is four (4) Business Days following the publication of the Exchange Ratio Announcement (in each case to the extent Kcompany believes in good faith that such recess or adjournment is required by applicable Law or the rules of The New York Stock Exchange). Kcompany will ensure that all proxies solicited in connection with the Kcompany Shareholders’ Meeting are solicited in compliance with all applicable Laws and the rules of The New York Stock Exchange. Kcompany shall use its reasonable best efforts to obtain the approval of the Kcompany Proposals at the Kcompany Shareholders’ Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Kcompany Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The Kcompany Board shall recommend to its shareholders that they approve the Kcompany Proposals and shall include such recommendation in the Proxy Statement.

(b) Promptly following the execution of this Agreement, Kcompany shall approve and adopt this Agreement and approve the Transactions, as the sole stockholder of Merger Sub.

SECTION 7.03. Company Stockholders’ Written Consent. Unless this Agreement has been terminated in accordance with Section 9.01, upon the terms set forth in this Agreement, the Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to Kcompany, of holders of the Requisite Approval (including the Key Company Stockholders) in favor of the approval and adoption of this Agreement and the Merger and all other transactions contemplated by this Agreement (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within twenty-four (24) hours after the Registration Statement becomes effective. The Company shall not send the Registration Statement to the stockholders of the Company, other than Key Company Stockholders, until after delivery of the Written Consent to Kcompany.

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SECTION 7.04. Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and Kcompany shall (and shall cause their respective subsidiaries (if any) to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries (if any) and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries (if any) as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor Kcompany shall be required to provide access to or disclose information where the access or disclosure would (i) jeopardize the protection of attorney-client privilege or contravene applicable Law (including COVID-19 Measures) or (ii) require providing access that such party reasonably determines, in light of COVID-19 or COVID-19 Measures, would jeopardize the health and safety of any employee of such party (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the confidentiality agreement, dated as of March 31, 2022 (the “Confidentiality Agreement”), between Kcompany and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

SECTION 7.05. Company Solicitation. From and after the date of this Agreement and ending on the earlier of (a) the Effective Time and (b) the termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause its Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release

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under any standstill or similar agreement with respect to any class of equity securities or the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall, and shall instruct and cause its Representatives, to immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal. The Company also agrees that it will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date of this Agreement. The Company shall promptly notify Kcompany (and in any event within twenty-four (24) hours) of the receipt of any Company Acquisition Proposal by the Company after the date of this Agreement, which notice shall identify the third party making any Company Acquisition Proposal and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Acquisition Proposal. Notwithstanding the foregoing, the Company may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 7.05. The parties agree that any violation of the restrictions set forth in this Section 7.05 by any of the Company’s Representatives shall be deemed to be a breach of this Section 7.05 by the Company.

SECTION 7.06. Kcompany Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Section 9.01, Kcompany shall not, and shall cause its Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of any material assets of such person or any of the outstanding capital stock or any conversion, consolidation, liquidation, dissolution or similar transaction involving such person other than with the Company and its Representatives (an “Alternative Transaction”), (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided, however, that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 7.06. Kcompany shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted

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heretofore with respect to any Alternative Transaction. Kcompany also agrees that it will promptly request each person (other than the Company and its Representatives) that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date of this Agreement (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If Kcompany or any of its affiliates or its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then Kcompany shall promptly (and in no event later than one (1) Business Day after Kcompany becomes aware of such inquiry or proposal) notify such person in writing that Kcompany is subject to an exclusivity agreement with respect to the Transaction that prohibits Kcompany or any of its affiliates or its or their respective Representatives from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.06 by Kcompany or any of its affiliates or its or their respective Representatives shall be deemed to be a breach of this Section 7.06 by Kcompany.

SECTION 7.07. Employee Benefits Matters.

(a) Prior to the Closing, the Kcompany Board shall approve and adopt an equity incentive award plan for the Surviving Corporation, in substantially the form attached as Exhibit D and with any changes or modifications thereto as the Company and Kcompany may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Kcompany, as applicable) (the “Equity Plan”), which will permit the issuance of shares of New Kcompany Common Stock. At the Kcompany Shareholders’ Meeting, Kcompany shall solicit approval from Kcompany’s shareholders of the Equity Plan. The number of shares of New Kcompany Common Stock reserved for issuance under the Equity Plan shall equal (i) a specified number of shares of New Kcompany Common Stock (the “Equity Plan Initial Share Reserve”), plus (ii) the shares added pursuant to automatic annual increases to such share reserve (the “Equity Plan Evergreen”), beginning with the 2023 fiscal year of Kcompany, with the number of shares added to the share reserve pursuant to each such annual increase equal to the least of (x) a specified number of shares of New Kcompany Common Stock, (y) a specified percentage of the total number of shares of all classes of Kcompany common stock outstanding on the last day of the immediately preceding fiscal year of Kcompany, and (z) a lesser number of shares of New Kcompany Common Stock determined by the Equity Plan’s administrator (in each case, subject to equitable adjustment for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to New Kcompany Common Stock). The Equity Plan Initial Share Reserve and the Equity Plan Evergreen will be determined by the Company after consultation with a nationally recognized compensation consultant engaged by the Company, subject to the consent of Kcompany (which consent shall not be unreasonably withheld, conditioned or delayed ).

(b) Prior to the Closing, the Kcompany Board shall approve and adopt an employee stock purchase plan for the Surviving Corporation, in substantially the form attached as Exhibit E and with any changes or modifications thereto as the Company and Kcompany may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either

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the Company or Kcompany, as applicable) (the “ESPP”), which will permit the issuance of shares of New Kcompany Common Stock. At the Kcompany Shareholders’ Meeting, Kcompany shall solicit approval from Kcompany’s shareholders of the ESPP. The number of shares of New Kcompany Common Stock reserved for issuance under the ESPP shall equal (i) a specified number of shares of New Kcompany Common Stock (the “ESPP Initial Share Reserve”), plus (ii) the shares added pursuant to automatic annual increases to such share reserve (the “ESPP Evergreen”), beginning with the 2023 fiscal year of Kcompany, with the number of shares added to the share reserve pursuant to each such annual increase equal to the least of (x) a specified number of shares of New Kcompany Common Stock, (y) a specified percentage of the total number of shares of all classes of Kcompany common stock outstanding on the last day of the immediately preceding fiscal year of Kcompany, and (z) a lesser number of shares of New Kcompany Common Stock determined by the ESPP’s administrator (in each case, subject to equitable adjustment for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to New Kcompany Common Stock). The ESPP Initial Share Reserve and the ESPP Evergreen will be determined by the Company after consultation with a nationally recognized compensation consultant engaged by the Company, subject to the consent of Kcompany (which consent shall not be unreasonably withheld, conditioned or delayed ).

SECTION 7.08. Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of each of the Surviving Corporation and Kcompany shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the certificate of incorporation and bylaws of the Company or Kcompany, as applicable, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or Kcompany, as applicable, unless such modification shall be required by applicable Law.

(b) On the Closing Date, each of the Company and Kcompany shall obtain (at each such party’s sole cost and expense) a non-cancelable run-off directors and officers “tail” insurance policy (providing coverage that, taken as a whole, is no less favorable than under such person’s policy as in effect on the date of this Agreement), for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors or officers of the Company or Kcompany, as applicable, on or prior to the Closing Date.

(c) On the Closing Date, Kcompany shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Kcompany with the post-Closing directors and officers of Kcompany and the Surviving Corporation, which indemnification agreements shall continue to be effective following the Closing.

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SECTION 7.09. Notification of Certain Matters. The Company shall give prompt notice to Kcompany, and Kcompany shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail to be satisfied at the Closing. It is understood and agreed that no such notification will affect or be deemed to modify the conditions to the obligations of the parties to consummate the Merger or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided under this Section 7.09.

SECTION 7.10. Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Excluding Section 7.14, notwithstanding other provisions in this Agreement, in the event that, in connection with the involvement of the Company or Kcompany, or their respective affiliates, in the set of transactions contemplated under this Agreement, the Company or Kcompany reasonably concludes in good faith after consultation with counsel, and

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subject to consultation and good faith consideration of the views of the other party, that submission of any additional regulatory filing with a Governmental Authority (under a Foreign Investment Law or otherwise) would be either required or advisable, each of the Company and Kcompany, and their respective affiliates, shall use their reasonable best efforts to promptly submit a filing with the appropriate Governmental Authority (the “Regulatory Filing”). In the event of a Regulatory Filing, each of the Company, Kcompany, and their respective affiliates shall use reasonable best efforts to cooperate and coordinate with the other party in preparing and submitting the Regulatory Filing and in obtaining regulatory approval from the appropriate Governmental Authority, including, to the extent permitted by applicable Law and subject to customary confidentiality restrictions and all applicable privileges (including the attorney-client privilege) and consistent with any instruction or direction from the respective Governmental Authority, consultation on information to be presented to the Governmental Authority and sharing of draft documents prior to submission, prompt notification of any communication from the Governmental Authority or any of its member agencies, and in connection with resolving any investigation or other inquiry of the Governmental Authority or any of its member agencies. The Company, Kcompany, or their respective affiliates shall take or accept any actions, conditions, or restrictions proposed by the appropriate Governmental Authority as a condition of obtaining regulatory approval with respect to a Regulatory Filing; provided, however, that the Company shall not be required to accept any actions, conditions, or restrictions that would have a material adverse impact on the Company’s business. The Company and Kcompany shall as between themselves each bear one half of all costs for preparing any Regulatory Filing and seeking regulatory approval.

SECTION 7.11. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Kcompany and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of The New York Stock Exchange, each of Kcompany and the Company shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.11 shall prevent Kcompany or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

SECTION 7.12. Tax Matters.

(a) Kcompany and Merger Sub shall use their reasonable best efforts to cause the Domestication to qualify for the Intended Tax Treatment, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action or fail to take any action which to its knowledge, whether before or after the Effective Time, could reasonably be expected to prevent or impede the Domestication from qualifying for the Intended Tax Treatment. Each of Kcompany, Merger Sub and the Company shall use their reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action or fail to take any action which to its knowledge, whether before

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or after the Effective Time, could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each of Kcompany, Merger Sub and the Company and their respective affiliates shall cause all Tax Returns to be filed on a basis consistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Domestication and the Merger, as appropriate.

(b) Each party shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of the Surviving Corporation, Kcompany, Merger Sub and the Company (each, a “Tax Proceeding”). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Following the Closing, the Surviving Corporation shall provide shareholders and former shareholders of Kcompany (including by posting on the website of the Surviving Corporation or Kcompany and by responding to requests by shareholders and former shareholders of Kcompany) with any information reasonably necessary and in the Surviving Corporation’s possession or reasonably available to it to compute any income of any such holder (or its direct or indirect owners) arising, if applicable, as a result of Kcompany’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period beginning on or prior to the Closing, including any information reasonably necessary to (i) file IRS Form 8621 (including any information necessary to make a qualified electing fund election) and IRS Form 5471 with respect to any period beginning prior to the Domestication, (ii) determine the amount that is required to be taken into income in connection with Treasury Regulations Section 1.367(b)-3 as a result of the Domestication, and (iii) make the election contemplated by Treasury Regulations Section 1.367(b)-3(c)(3).

(d) In the event the SEC requires a tax opinion regarding: (i) the Intended Tax Treatment as to the Domestication, Kcompany will use its reasonable best efforts to cause Hughes Hubbard & Reed LLP to deliver such tax opinion to Kcompany, or (ii) the Intended Tax Treatment as to the Merger, the Company shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati, P.C. to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor.

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SECTION 7.13. Stock Exchange Listing. Kcompany will use its reasonable best efforts to cause the New Kcompany Common Stock issued in connection with the Transactions to be approved for listing on The New York Stock Exchange at Closing. During the period from the date of this Agreement until the Closing, Kcompany shall use its reasonable best efforts to keep the Kcompany Units, Kcompany Class A Common Stock, Kcompany Class 1 Redeemable Warrants and Kcompany Class 2 Redeemable Warrants listed for trading on The New York Stock Exchange. Prior to filing any document in connection with the foregoing in this Section 7.13, Kcompany shall give the Company a reasonable opportunity to review and comment on any proposed filings and consider in good faith any such reasonable comments thereto.

SECTION 7.14. Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b) Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

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SECTION 7.15. PCAOB Financials. The Company shall use reasonable best efforts to deliver true and complete copies of (a) the audited balance sheet of the Company as of December 31, 2021, and the related audited statements of income and comprehensive loss, cash flows and stockholders’ equity of the Company for such year, each audited in accordance with the auditing standards of the PCAOB, and (b) the unaudited balance sheet of the Company as of March 31, 2022, and the related unaudited statements of operations, cash flows and stockholders’ equity of the Company for the three-month period then ended ((a) and (b) collectively, the “PCAOB Financials”) by May 27, 2022.

SECTION 7.16. Trust Account. As of the Effective Time, the obligations of Kcompany to dissolve or liquidate within a specified time period as contained in Kcompany’s Certificate of Incorporation will be terminated and Kcompany shall have no obligation whatsoever to dissolve and liquidate the assets of Kcompany by reason of the consummation of the Merger or otherwise, and no shareholders of Kcompany shall be entitled to receive any amount from the Trust Account. At least forty-eight (48) hours prior to the Effective Time, Kcompany shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to Kcompany (to be held as available cash on the balance sheet of Kcompany, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

SECTION 7.17. Governance Matters.

(a) Board of Directors. Upon the Effective Time, the Kcompany Board and the board of directors of the Surviving Corporation shall consist of (i) Donald R. Dixon, as Chairman, (ii) one member to be selected by Kcompany, and (iii) additional members to be selected by the Company. The parties will make their respective selections as far in advance of the filing of the Registration Statement as is reasonably practicable by providing written notice of such selections to the other parties; provided, however, that, following any such selection, in the event that any selected individual is unable to serve as a director of Kcompany at the Effective Time, then the Company, with respect to the individuals identified in clause (i) and (iii) of the immediately preceding sentence, and Kcompany, with respect to the individuals identified in clause (ii) of the immediately preceding sentence, shall have the right to designate another individual, as applicable, to serve as a director of Kcompany in place of the individual originally selected.

(b) Effectuation. Prior to the Effective Time, the parties shall take all action necessary to effectuate the provisions of this Section 7.17.

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SECTION 7.18. Public Filings. From the date hereof through the Closing, Kcompany shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws. Prior to filing or furnishing such filings with the SEC, Kcompany shall give the Company a reasonable opportunity to review and comment on any proposed filings relating to the Transactions or the Company (or to the extent practicable and to the extent such proposed filings would reasonably be expected to be material to Kcompany or the Surviving Corporation after Closing) and shall consider in good faith any reasonable comments thereto.

SECTION 7.19. Section 16 Matters. Prior to the Closing, the board of directors of Kcompany, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution so that the acquisition of Kcompany Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Kcompany following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

SECTION 7.20. Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Kcompany, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any Action relating to this Agreement, the Merger or the Transactions commenced by any stockholder of Kcompany or the Company, as applicable, after the date of this Agreement against such party, its subsidiaries or any of its directors or officers (such party, a “Defending Party”). The Defending Party shall (i) keep the other reasonably informed regarding any such litigation, and (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such litigation; provided, however, that in no event shall the Defending Party settle or compromise any litigation in a manner that would cause the condition set forth in Section 8.01(c) to not be satisfied or result in material liability or non-monetary remedies to the Surviving Corporation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

SECTION 7.21. Registration Rights Agreement. At the Closing, Kcompany shall deliver its duly executed signatures to the Registration Rights Agreement to each of the Sponsor and the stockholders of the Company that notify Kcompany of their desire to become a party to the Registration Rights Agreement, and Kcompany shall cause the Sponsor to deliver its duly executed signatures to the Registration Rights Agreements to such stockholders.

ARTICLE VIII.

CONDITIONS TO THE MERGER

SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company, Kcompany and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Written Consent. The Written Consent shall have been delivered to Kcompany.

(b) Kcompany Shareholders’ Approval. The Kcompany Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of Kcompany in accordance with the Proxy Statement, the Cayman Act, the Kcompany Organizational Documents and the rules and regulations of The New York Stock Exchange.

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(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(d) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(e) Consents. All consents, approvals and authorizations set forth on Section 8.01(e) of the Company Disclosure Schedule shall have been obtained from and made with all Governmental Authorities. To the extent any Regulatory Filings are being prepared or have been submitted pursuant to Section 7.10, all consents, approvals and authorizations pursuant to such filings shall have been obtained from the appropriate Governmental Authorities.

(f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(g) Stock Exchange Listing. The shares of New Kcompany Common Stock to be issued in connection with the Transactions shall have been approved for listing on The New York Stock Exchange, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(h) Kcompany Governing Documents. The Kcompany Certificate shall have been filed with the Secretary of State of the State of Delaware, and Kcompany shall have adopted the Kcompany Bylaws, appointed directors of the Kcompany Board and the Surviving Corporation (each, in accordance with Section 7.17) and authorized the issuance of Kcompany Common Stock to be issued in connection with the Transactions.

SECTION 8.02. Conditions to the Obligations of Kcompany and Merger Sub. The obligations of Kcompany and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 4.01(a) (Organization and Qualification; Subsidiaries), Section 4.03(a) (Capitalization), Section 4.04 (Authority Relative to this Agreement) and Section 4.23 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date.

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All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Kcompany a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) FIRPTA Tax Certificate. On or prior to the Closing, the Company shall deliver to Kcompany a properly executed certification that shares of Company Common Stock are not “United States real property interests” under Section 897(c) of the Code, together with a notice to the IRS (which shall be filed by Kcompany with the IRS following the Closing) in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(f) PCAOB Financials. The Company shall have delivered to Kcompany the PCAOB Financials.

SECTION 8.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Kcompany and Merger Sub contained in Section 5.01 (Corporation Organization), Section 5.03 (Capitalization), Section 5.04 (Authority Relative to this Agreement) and Section 5.12 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Kcompany Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Kcompany and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Kcompany Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Kcompany Material Adverse Effect.

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(b) Agreements and Covenants. Kcompany and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Kcompany shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of Kcompany, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d) Resignation. Other than those persons identified as continuing directors in accordance with Section 7.17, all members of the Kcompany Board shall have executed written resignations effective as of the Effective Time.

(e) Material Adverse Effect. No Kcompany Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(f) Minimum Cash Amount. The Kcompany Cash Amount shall be at least two hundred million dollars ($200,000,000) in the aggregate.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or the shareholders of Kcompany, as follows:

(a) by mutual written consent of Kcompany and the Company; or

(b) by either Kcompany or the Company if the Effective Time shall not have occurred prior to the date that is six (6) months from the date of this Agreement (the “Outside Date”), provided, however, that if, as of the time the Outside Date would have otherwise occurred, all other conditions to Closing set forth in Article VIII, other than any or all of the conditions to Closing set forth in Sections 8.01(d) (Antitrust Approvals and Waiting Periods), 8.01(e) (with respect to consents, approvals or authorizations by Governmental Authorities only) (Consents), 8.01(f) (Registration Statement) and 8.01(g) (Stock Exchange Listing) are satisfied (and other than those conditions which, by their terms, are incapable of being satisfied before the Closing), then the Outside Date will be extended without any further action by any party until 11:59 p.m. Pacific Time on the date that is nine (9) months from the date of this Agreement (the “Extended Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party (i) that either directly or indirectly through its affiliates is in breach or

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violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date or the Extended Outside Date, as the case may be, or (ii) against which any legal proceeding is brought by a party hereto for specific performance or injunctive or other forms of equitable relief in connection herewith (which prohibition on such party’s right to terminate this Agreement shall continue throughout the pendency of such legal proceeding); or

(c) by either Kcompany or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Merger; or

(d) by either Kcompany or the Company if any of the Kcompany Proposals shall fail to receive the requisite vote for approval at the Kcompany Shareholders’ Meeting; or

(e) by Kcompany if the Company shall have failed to deliver the Written Consent to Kcompany within twenty-four (24) hours after the Registration Statement becomes effective; provided, however, that Kcompany’s right to terminate this Agreement pursuant to this Section 9.01(e) shall expire at the time at which the Written Consent is delivered to Kcompany; or

(f) by Kcompany upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that Kcompany has not waived such Terminating Company Breach and Kcompany and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company, Kcompany may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Kcompany to the Company; or

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Kcompany and Merger Sub set forth in this Agreement, or if any representation or warranty of Kcompany and Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating Kcompany Breach”); provided, however, that the Company has not waived such Terminating Kcompany Breach and the Company are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Kcompany Breach is curable by Kcompany and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as Kcompany and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Kcompany; or

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(h) by Kcompany if the PCAOB Financials shall not have been delivered to Kcompany by the Company on or before June 15, 2022; provided, however, that Kcompany’s right to terminate this Agreement pursuant to this Section 9.01(h) shall expire at the time at which the PCAOB Financials are delivered to Kcompany.

SECTION 9.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02 and Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto.

ARTICLE X.

GENERAL PROVISIONS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Kcompany or Merger Sub:

Kensington Capital Acquisition Corp. IV

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@Kensington-cap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Company:

Amprius Technologies, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

Email: kang@amprius.com

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with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael J. Danaher

Email: mdanaher@wsgr.com

SECTION 10.02. Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

SECTION 10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04. Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

SECTION 10.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.08 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

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SECTION 10.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07.

SECTION 10.08. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09. Counterparts. This Agreement may be executed and delivered (including by facsimile, electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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SECTION 10.10. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.11. Expenses. Except as set forth in this Section 10.11, the last sentence of Section 7.10(c) or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that Kcompany and the Company shall each pay one-half of all expenses relating to (a) all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, (b) the filing fee for the Notification and Report Forms filed under the HSR Act.

SECTION 10.12. Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 10.13. Waiver. Any party to this Agreement may, at any time prior to the Effective Time, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

[Signature Page Follows.]

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IN WITNESS WHEREOF, Kcompany, Merger Sub, and the Company have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

KENSINGTON CAPITAL ACQUISITION CORP. IV

By	/s/ Justin Mirro
Name: Justin Mirro
Title: Chairman and Chief Executive Officer

KENSINGTON CAPITAL MERGER SUB CORP.

By	/s/ Justin Mirro
Name: Justin Mirro
Title: President

AMPRIUS TECHNOLOGIES, INC.

By	/s/ Kang Sun
Name: Kang Sun
Title: Chief Executive Officer

SCHEDULE A

Key Company Stockholders

Amprius, Inc.

SCHEDULE B

Company Knowledge Parties

•	Dr. Kang Sun, Chief Executive Officer

•	Jon Bornstein, Chief Operating Officer

•	Sandra Wallach, Chief Financial Officer

•	Dr. Ionel Stefan, Chief Technical Officer

EXHIBIT A

Form of Kcompany Certificate

[attached]

CERTIFICATE OF INCORPORATION OF

AMPRIUS TECHNOLOGIES, INC.

a Delaware corporation

ARTICLE I

The name of the corporation is Amprius Technologies, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Section 1. This Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 1,000,000,000 shares, of which 950,000,000 shares are Common Stock, $0.0001 par value per share, and 50,000,000 shares are Preferred Stock, $0.0001 par value per share.

Section 2. The Company is incorporated in connection with the domestication of Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company (“KCAC IV”) to a Delaware corporation, and this Certificate of Incorporation is filed simultaneously with a Certificate of Corporate Domestication of KCAC IV (the “Certificate of Domestication”). Upon the simultaneous filing of the Certificate of Domestication and this Certificate of Incorporation (the “Effective Time”), which shall occur prior to the closing of the transactions contemplated by that certain Business Combination Agreement, entered into as of May 11, 2022, by and among, KCAC IV, Kensington Capital Merger Sub Corp., a Delaware corporation and Artemis Technologies, Inc. a Delaware corporation, each Class A ordinary share, par value $0.0001 per share, and each Class B ordinary share, par value $0.0001 per share, of KCAC IV issued and outstanding immediately prior to the Effective Time, shall automatically be converted, on a one-for-one basis, into one fully paid and non-assessable share of Common Stock of the Company, without any further action required on the part of KCAC IV, the Company or any holder of ordinary shares of KCAC IV or capital stock of the Company.

Section 3. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 4. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 5. Except as otherwise required by law or provided in this Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 6. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. From and after the effectiveness of this Certificate of Incorporation, the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of

Directors. At the first annual meeting of stockholders following the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1. From and after the effectiveness of this Certificate of Incorporation, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. Subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3. The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

The name and mailing address of the incorporator are as follows:

Alexander H. Rahn

One Battery Park Plaza, 13th Floor

New York, NY 10004

ARTICLE XII

The Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 4 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII, or this ARTICLE XII of this Certificate of Incorporation.

This certificate of incorporation shall be effective at         :         Eastern Time on             .

*         *         *

I, the undersigned, as the incorporator of the Company, have signed this Certificate of Incorporation on             .

Alexander H. Rahn, Incorporator

EXHIBIT B

Form of Kcompany Bylaws

[attached]

BYLAWS OF

AMPRIUS TECHNOLOGIES, INC.

(effective as of             , 2022)

-i-

TABLE OF CONTENTS

(continued)

-ii-

BYLAWS OF AMPRIUS TECHNOLOGIES, INC.

ARTICLE I—CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of Amprius Technologies, Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time.

1.2 OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II—MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3 SPECIAL MEETING

(a) A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors; (3) as may be provided in the certificate of designations for any class or series of preferred stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary of the Company and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the 10th day following the later of the day on which public announcement of the date of the annual meeting was first made by the Company and the 120th day prior to the date of the annual meeting. In no event will the adjournment, rescheduling or postponement of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary at the principal executive offices of the Company no later than 5:00 p.m., local time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”).

(iii) A stockholder’s notice to the secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment; the class and number of shares of the Company that are held of record or are beneficially owned by such person and a description of any Derivative Instruments (defined below) held or beneficially owned thereby or of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of such person; and all information relating to such person that is required to be disclosed in solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to the Section 14 of the 1934 Act;

(B) such person’s written consent to being named in such stockholder’s proxy statement as a nominee of such stockholder and to serving as a director of the Company if elected;

(C) a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (a “Third-Party Compensation Arrangement”); and

(D) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E) a description of all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner and of their respective affiliates or associates or others acting in concert with them;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C) a description of any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;

(D) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”), or any other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for or increase or decrease the voting power of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities;

(E) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, that are separated or separable from the underlying security;

(F) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(G) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with, them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(H) any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(I) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including any employment agreement, collective bargaining agreement or consulting agreement);

(J) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(K) a representation and undertaking that such stockholder or any such beneficial owner intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee; or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(L) any other information relating to such stockholder, such beneficial owner, or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(M) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the meeting and as of the date that is 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof and (2) to provide any additional information that the Company may reasonably request. Such update and supplement or additional information, if applicable, must be received by the secretary at the principal executive offices of the Company, in the case of a request for additional information, promptly following a request therefor, which response must be delivered not later than such reasonable time as is specified in any such request from the Company or, in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the meeting or any adjournment, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof). The failure to timely provide such update, supplement or additional information shall result in the nomination or proposal no longer being eligible for consideration at the meeting.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii).

(c) Other Requirements.

(i) To be eligible to be a nominee of any stockholder for election as a director of the Company, the proposed nominee must provide to the secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating stockholder, which form will be provided by the secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance guidelines as disclosed on the Company’s website, as amended from time to time; and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the secretary the information that is required to be set forth in a stockholder’s notice of nomination that pertains to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such proposed business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are provided in the manner described in Section 222(c) of the DGCL. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the securities of the Company are listed.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Subject to the rights of holders of preferred stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, in accordance with Section 219 of the DGCL, a complete list of the stockholders entitled to vote at each meeting of stockholders; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. To the extent required by Section 219 of the DGCL, such list shall be open to the examination of any stockholder for any purpose germane to the meeting prior to the date thereof: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

2.14 INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III—DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of preferred stock of the Company, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, or the secretary of the Company or by a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Unless otherwise specified by the Board of Directors, meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings and meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings and notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (action without a meeting); and

(f) Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors may also adopt other rules for the government of any committee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of this Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of this Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be uncertificated, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.8 LOCK-UP

(a) Subject to the exceptions set forth in this Section 6.8, the holders (the “Securityholders”) of Common Stock, par value $0.0001 per share, of the Company (“Common Stock”), (i) issued as consideration pursuant to that certain Business Combination Agreement (as it may be amended from time to time, the “Merger Agreement”), dated as of May 11, 2022, by and among the Company (at the time named “Kensington Capital Acquisition Corp. IV”), Kensington Capital Merger Sub Corp. and Amprius Technologies, Inc. (the “Prior Company”), (ii) issued upon the exercise of warrants or other convertible securities outstanding following the Effective Time (as defined in the Merger Agreement) in respect of warrants or convertible securities of the Prior Company outstanding immediately prior to the Effective Time, (iii) issued to directors, officers and employees of the Company or its subsidiaries upon the settlement or exercise of stock options or other equity awards outstanding following the Effective Time in respect of awards of the Prior Company outstanding immediately prior to the Effective Time or (iv) held by Kensington Capital Sponsor IV, LLC (the “Sponsor”) and the Insiders (as defined in the Letter Agreement, dated March 1, 2022, by and between the Company, the Sponsor and the other signatories thereto) outstanding immediately following the Effective Time (such shares referred to in Sections 6.8(a)(i)-(iii), the “Lock-Up Shares”), shall not, without the prior written consent of the Board of Directors (including, for the avoidance of doubt, a duly authorized committee thereof), (A) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act, and the rules and regulations of the SEC promulgated thereunder, any such Lock-Up Shares (or any rights or interests therein), (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B) (the actions specified in clauses (A)-(C), collectively, “Transfer”) during the Lock-Up Period (as defined below). Capitalized terms used but not otherwise defined in this Section 6.8 will have the meaning ascribed to such term in the Merger Agreement.

For purposes of this Section 6.8, “Lock-Up Period” shall mean the period commencing upon the Effective Time and ending on the earlier of (i) the date that is one year from the Effective Time or (ii) such date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

(b) The restrictions set forth in Section 6.8(a) shall not apply to: (i) transactions relating to shares of Common Stock acquired in open market transactions (including, for the avoidance of doubt, warrants and shares of Common Stock (including as part of any units) acquired in the initial public offering of Kensington Capital Acquisition Corp. IV and shares of Common Stock issuable upon exercise of such warrants) or from the Company pursuant to the Company’s employee stock purchase plan; (ii) Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift to a member of the Securityholder’s immediate family; (iii) Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the Securityholder’s immediate family; (iv) Transfers by will or intestate succession upon the death of the

Securityholder; (v) the Transfer of shares of Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement; (vi) if the Securityholder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Securityholder, or (B) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the Securityholder; (vii) Transfers to the Company’s officers, directors or their affiliates; (viii) transactions in the event of the completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; (ix) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the 1934 Act; provided, however, that such plan does not provide for the Transfer of Lock-Up Shares during the Lock-Up Period; (x) Transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock or the vesting of stock-based awards; provided, that any Common Stock issued upon such exercise shall be subject to the terms of this Section 6.8; (xi) Transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock; provided, that any Common Stock issued upon such exercise shall be subject to the terms of this Section 6.8; (xii) Transfers to the Company pursuant to any contractual arrangement in effect at the Effective Time that provides for the repurchase by the Company or forfeiture of the Securityholder’s Common Stock or options to purchase shares of Common Stock in connection with the termination of the Securityholder’s service to the Company; (xiii) (A) transfers of shares of Common Stock (or any securities convertible into or exercisable or exchangeable for the Company’s Common Stock) pursuant to a bona fide third-party tender offer for shares of the Company’s capital stock made to all holders of the Company’s securities, merger, consolidation or other similar transaction approved by the Board of Directors the result of which is that any person (as defined in Section 13(d)(3) of the 1934 Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the 1934 Act) of more than 50% of the total voting power of the voting stock of the Company and (B) entry into any lock-up, voting or similar agreement pursuant to which the Securityholder may agree to transfer, sell, tender or otherwise dispose of shares of Common Stock or such other securities in connection with a transaction described in the immediately foregoing (A) above; provided that in the event that such change of control transaction is not completed, the Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) owned by the Securityholder shall remain subject to the restrictions contained in this agreement; and (xiv) Transfers of any Kcompany Private Placement Warrants or shares of Common Stock issued or issuable upon the exercise of any Kcompany Private Placement Warrants; provided, however, that in the case of clauses (ii) through (vii), the permitted transferees must enter into a written agreement, in substantially the form of this Section 6.8 (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this Section 6.8(b), “immediate family” shall mean a spouse, domestic partner, parent, sibling, child or grandchild of the Securityholder or any other person with whom the Securityholder has a relationship by blood, marriage or adoption not more remote than first cousin; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

Notwithstanding anything to the contrary contained in this Section 6.8, if, following the 150th day after the Effective Time, the closing price per share of Common Stock for any 20 trading days within any 30 consecutive trading day period (which period may not be measured beginning prior to the 150th day after the Effective Time) is at least $12.50 per share (subject to adjustment for stock splits, stock dividends, reorganizations and similar transactions), then the transfer restrictions set forth in this Section 6.8 shall no longer apply.

(c) Notwithstanding the other provisions set forth in this Section 6.8, the Board of Directors (including, for the avoidance of doubt, a duly authorized committee thereof, to the fullest extent permitted by law) may, in its sole discretion, determine to waive, amend, or repeal any of the obligations set forth herein, in whole or in part; provided, however, that in the event that any Securityholder is granted a discretionary waiver or termination of the restrictions set forth in this Section 6.8, such discretionary waiver or termination shall apply to each other Securityholder in the same proportion that the number of shares of Common Stock (or shares issued on the exercise, exchange or conversion of shares of Common Stock, as applicable) held by the Securityholder whose restrictions are terminated or waived bears to the number of shares of Common Stock (or such other shares) held by such other Securityholder.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting company, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, or employee or employees, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, agent, or employee, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5 FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders,

(c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5. For the avoidance of doubt, nothing contained in this Section 9.5 shall apply to any action brought to enforce a duty or liability created by the 1934 Act or any successor thereto.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding voting securities, voting together as a single class; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII, Section 9.5 of Article IX or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

EXHIBIT C

Form of Registration Rights Agreement

[attached]

FINAL

Form of

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) dated as of [•], 2022 is among Kensington Capital Acquisition Corp. IV (the “Company”), a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Business Combination (as defined herein), and the parties listed on Schedule A (each, a “Holder” and, collectively together with their Permitted Transferees, the “Holders”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement dated as of May 11, 2022 (the “Business Combination Agreement”), among the Company, Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Amprius Technologies, Inc., a Delaware corporation (“Artemis”).

WHEREAS, pursuant to the Business Combination Agreement, among other things, on the Closing Date, Merger Sub will merge (the “Merger”) with and into Artemis, with Artemis surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, the Company and the Holder designated as an “Original Holder” on Schedule A (the “Original Holder”) are parties to the Registration Rights Agreement dated as of March 1, 2022 (the “Prior Agreement”);

WHEREAS, the Original Holder holds 9,857,142 of the Company’s Class B ordinary shares, par value $0.0001 per share, which at the effective time of the Domestication will convert into an equal number of shares of shares of New Kcompany Common Stock (the “Common Stock”);

WHEREAS, the Original Holder holds an aggregate of 16,000,000 redeemable warrants (the “Private Placement Warrants”) to purchase Class A ordinary shares of the Company, par value $0.0001 per share, which at the effective time of the Domestication will convert into a right to purchase an equal number of shares of Common Stock at an exercise price of $11.50 per share;

WHEREAS, the Holders designated as “New Holders” on Schedule A (the “New Holders”) will receive upon consummation of the Merger shares of Common Stock, on the Closing Date pursuant to the Business Combination Agreement; and

WHEREAS, the Company and the Holders desire to enter into this Agreement, as contemplated by the Business Combination Agreement, to terminate and replace the Prior Agreement (with respect to the Original Holder) on the Closing Date and to set forth the further rights and obligations created hereby.

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall mean any merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses, involving the Company.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company.

“Commission” means the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demand Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Demanding Holders” shall have the meaning given in subsection 2.1.1.

“Effectiveness Deadline” shall have the meaning given in subsection 2.3.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” means a Registration Statement on Form S-1 or any comparable successor form or forms thereto.

“Form S-3” means a Registration Statement on Form S-3 or any comparable successor form or forms thereto.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement (or Prospectus in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Recitals.

“New Registration Statement” shall have the meaning given in subsection 2.3.4.

“Original Holder” shall have the meaning given in the Recitals.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Prior Agreement” shall have the meaning given in the Recitals.

“Private Placement Warrants” shall have the meaning given in the Recitals.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security”, “Registrable Securities” shall mean (a) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (b) any outstanding share of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the Closing Date (including the shares of Common Stock issued pursuant to the Business Combination Agreement), and (c) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company to the transferee, and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities, together with all other Registrable Securities held by any Holder, represent less than 5% of the total outstanding Common Stock of the Company; or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration or Underwritten Offering, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders or the majority-in interest of the Takedown Requesting Holders, as applicable.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.3.5.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.3.1.

“Rule 144” shall have the meaning given in Section 3.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Selling Holders” means any Holder electing to sell any of its Registrable Securities in a Registration.

“SEC Guidance” shall have the meaning given in subsection 2.3.4.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.5.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Shelf Takedown.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.5.

ARTICLE II

REGISTRATION

Section 2.1. Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time following the Effective Time, any Holder or Holders that have Registrable Securities with a value of at least $50,000,000 based on the average closing price of applicable class of Registrable Securities in the preceding thirty (30) trading days prior to the date of such determination (such Holders, the “Demanding Holders”), may make a written demand for Registration of all or part of their Registrable Securities on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder(s) to the Company, such Demand Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than sixty (60) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Demand Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of (i) three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 initiated by New Holders, or (ii) one (1) Registration pursuant to a Demand Registration under this subsection 2.1.1 initiated by the Original Holder. Notwithstanding the foregoing, the Company shall not be obligated to file a Demand Registration prior to the Filing Deadline.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective for purposes of counting Registrations under subsection 2.1.1 above unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, however, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or has been terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of each Demanding Holder or Demand Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company, which Underwriter(s) shall be reasonably acceptable to a majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Demand Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Demand Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Demand Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Demand Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Demand Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the New Holders or the Original Holder, as the case may be, in the case of a Registration under subsection 2.1.1 initiated by the New Holders or the Original Holder, as the case may be, or a majority-in-interest of the Demand Requesting Holders (if any) shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Subject to Section 2.1.2, if a majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Demand Requesting Holders (if any) withdraws from a proposed offering pursuant to this Section 2.1.5, then such registration shall not count as a Demand Registration provided for in Section 2.1. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

Section 2.2. Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter(s), if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of no less than $15 million of Registrable Securities as such Holders may request in writing within three (3) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter(s) in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i)

If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata, based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(ii)

If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to (a) in the case of a Registration Statement not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement or (b) in the case of a Registration Statement involving an Underwritten Offering, prior to the pricing of such underwritten offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof, and there shall be no limit on the number of Piggyback Registrations.

2.2.5 Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder of Registrable Securities has elected to include securities in such registration.

Section 2.3. Resale Shelf Registration Rights

2.3.1 Registration Statement Covering Resale of Registrable Securities. The Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty-five (45) days following the Closing Date (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act or any successor thereto registering the resale from time to time by Holders of all of the Registrable Securities held by the Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale). If the Resale Shelf Registration Statement is initially filed on Form S-1 and thereafter the Company becomes eligible to use Form S-3 for secondary sales, the Company shall, as promptly as practicable, cause such Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is on Form S-3. The Company shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but in no event later than sixty (60) days following the Filing Deadline (the “Effectiveness Deadline”); provided, however, that the Effectiveness Deadline shall be extended to one hundred twenty (120) days after the Filing Deadline if the Registration Statement is reviewed by, and receives comments from, the Commission; provided, however, that the Company’s obligations to include the Registrable Securities held by a Holder in the Resale Shelf Registration Statement are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the

Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. Once effective, the Company shall use reasonable best efforts to keep the Resale Shelf Registration Statement and Prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.3.1 shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement, and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders.

2.3.2 Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.3.3 Amendments and Supplements. Subject to the provisions of Section 2.3.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities. If any Resale Shelf Registration Statement filed pursuant to Section 2.3.1 is filed on Form S-3 and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its best efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form S-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form S-3, the Company shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form S-3.

2.3.4 SEC Cutback. Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its reasonable best efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its reasonable best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.3.5 Underwritten Shelf Takedown. At any time and from time to time after a Resale Shelf Registration Statement has been declared effective by the Commission, the Holders may request to sell all or any portion of the Registrable Securities in an underwritten offering that is registered pursuant to the Resale Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least ten (10) days prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder (each a “Takedown Requesting Holder”) at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such Holder (including those set forth herein). All such Holders proposing to distribute their Registrable Securities through an Underwritten Shelf Takedown under this subsection 2.3.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Takedown Requesting Holders initiating the Underwritten Shelf Takedown.

2.3.6 Reduction of Underwritten Shelf Takedown. If the managing Underwriter(s) in an Underwritten Shelf Takedown, in good faith, advise the Company and the Takedown Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Takedown Requesting Holders desire to sell, taken together with all other shares of the Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Takedown Requesting Holders, on a Pro Rata basis, that can be sold without exceeding the Maximum Number of Securities; and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

2.3.7 Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Underwritten Shelf Takedowns in any 12-month period.

Section 2.4. Restrictions on Registration Rights. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to (but may, at its sole option) file a Registration Statement pursuant to a Demand Registration request made under Section 2.1 during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective.

ARTICLE III

COMPANY PROCEDURES

Section 3.1. General Procedures. If at any time on or after the Effective Time the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

3.1.9 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each Holder of Registrable Securities covered by such Registration Statement or Prospectus or its counsel;

3.1.10 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11 permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter(s), attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriter(s) enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter;

3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 if a Registration, including an Underwritten Offering, involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2. Registration Expenses. Including as set forth in Section 2.1.5, all Registration Expenses shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3. Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4. Suspension of Sales; Adverse Disclosure. The Company shall promptly notify each of the Holders in writing if a Registration Statement or Prospectus contains a Misstatement and, upon receipt of such written notice from the Company, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement, provided that the Company hereby covenants promptly to prepare and file any required supplement or amendment correcting any Misstatement promptly after the time of such notice and, if necessary, to request the prompt effectiveness thereof. If the filing, initial effectiveness or continued use of a Registration Statement or Prospectus included in any Registration Statement at any time (a) would require the Company to make an Adverse Disclosure, (b) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the Board (which judgment shall be documented in writing and provided to the Holders in the form of a written certificate signed by the Chairman of the Board) would be materially detrimental to the Company, the Company shall have the right to defer the filing, initial effectiveness or continued use of any Registration Statement pursuant to (a), (b) or (c) of this sentence for a period of not more than thirty (30) days, but the Company shall not defer any such filing, initial effectiveness or use of a Registration Statement pursuant to this Section 3.4 more than twice or for more than a total of ninety (90) days (in each case counting deferrals initiated pursuant to (a), (b) and (c) in the aggregate) in any 12-month period.

Section 3.5. Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings upon request. The Company further covenants that it shall use commercially reasonable efforts to comply, and to direct its outside counsel and transfer agent to comply, with any reasonable request from any Holder to facilitate sales of Registrable Securities by such Holder under Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”); provided, that, such Holder has provided the Company (or such counsel or transfer agent) all reasonably requested certificates and/or letters of representation. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether the Company has complied with the current public information requirements set forth under Rule 144.

Section 3.6. Limitations on Registration Rights. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1. Indemnification

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the aggregate liability of each such Holder of Registrable Securities under this Section 4.1, including this subsection 4.1.2, shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, however, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution (pursuant to subsection 4.1.5) to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the aggregate liability of any Holder under this Section 4.1, including this subsection 4.1.5, shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

TERMINATION

Section 5.1. Termination. This Agreement shall terminate, with respect to a Holder , on the date such Holder ceases to hold any Registrable Securities.

Section 5.2. Effect of Business Combination Termination. Upon this Agreement coming into effect, the Prior Agreement shall terminate and be null and void pursuant to Section 5.13 of the Prior Agreement, and the parties thereto shall take all necessary actions and cooperate with the Company to ensure that the Prior Agreement is terminated without any further liability.

ARTICLE VII

GENERAL PROVISIONS

Section 6.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 6.1):

If to the Company, to it at:

Amprius Technologies, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael J. Danaher, Mark B. Baudler

Email: mdanaher@wsgr.com; mbaudler@wsgr.com

If to a Holder, to the address or email address set forth for Holder on the signature page hereof.

Section 6.2. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.3. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any Holder without the prior express written consent of the Company; provided, however, that, (a) a Holder may, without consent, assign such Holder’s rights under this Agreement to any transferee of a Registrable Security permitted under Section 6.8 of the Company’s bylaws as in effect on the date of this Agreement (or any equivalent provision subsequently adopted by the Company) and (b) a New Holder may assign its rights and obligations under this Agreement to its stockholders in connection with a liquidation, dissolution, merger, stock dividend or other transfer of securities of the Company to such New Holder’s stockholders (such allowed or permitted transferees under clauses (a) and (b) of this sentence, “Permitted Transferees”).

Section 6.4. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.6. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.6. .

Section 6.7. Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a law shall include any rules and regulations promulgated thereunder, and shall mean such law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

Section 6.8. Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 6.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 6.10. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

Section 6.11. Amendment. This Agreement may not be amended except by an instrument in writing signed by (i) the Company, (ii) the Original Holder (provided the Original Holder or its Permitted Transferee(s) holds Registrable Securities at the time of such amendment), and (iii) the New Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all New Holders (provided the New Holders or their Permitted Transferees hold Registrable Securities at the time of such amendment).

Section 6.12. Waiver. At any time, (i) the Company may (a) extend the time for the performance of any obligation or other act of any Holder, (b) waive any inaccuracy in the representations and warranties of any Holder contained herein or in any document delivered by such Holder pursuant hereto and (c) waive compliance with any agreement of such Holder or any condition to its own obligations contained herein. At any time, (i) the Holders may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to their own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 6.13. Further Assurances. At the request of the Company, in the case of any Holder, or at the request of any Holder, in the case of the Company, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 6.14. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(Next Page is Signature Page)

FINAL

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY:

KENSINGTON CAPITAL ACQUISITION CORP. IV

By:
Name:
Title:

ORIGINAL HOLDER:
KENSINGTON CAPITAL SPONSOR IV LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name:

By:
Name:
Title:

Address for Notice:

Telephone No.:

Facsimile No.:

Email Address:

Schedule A

Original Holder

Kensington Capital Sponsor IV LLC

New Holders

Name of Holder	Number of Shares
Amprius, Inc.

EXHIBIT D

Form of Kcompany Equity Plan

[attached]

AMPRIUS TECHNOLOGIES, INC.

2022 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility,

•	to provide additional incentive to Employees, Directors and Consultants, and

•	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards.

2. Definitions. As used herein, the following definitions will apply:

2.1 “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

2.2 “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

2.3 “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards.

2.4 “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Change in Control” means the occurrence of any of the following events:

(a) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c) Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.6, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.7 “Closing” means the closing of the merger contemplated by that certain Business Combination Agreement by and among the Company, Amprius Technologies, Inc., and certain other parties, dated May 11, 2022, as may be amended from time to time (such merger, the “Merger”).

2.8 “Closing Date” means the date of the Closing.

2.9 “Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.10 “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or by a duly authorized committee of the Board, in accordance with Section 4 hereof.

2.11 “Common Stock” means the common stock of the Company.

2.12 “Company” means Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company (which, immediately prior to the Closing, will transfer by way of continuation to and domesticate as a Delaware corporation, and on or following the Closing, will be named Amprius Technologies, Inc.), or any successor thereto.

2.13 “Consultant” means any natural person, including an advisor, engaged by the Company or any of its Parent or Subsidiaries to render bona fide services to such entity, provided the services (a) are not in connection with the offer or sale of securities in a capital-raising transaction, and (b) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

2.14 “Director” means a member of the Board.

2.15 “Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.16 “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

2.17 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.18 “Exchange Program” means a program under which (a) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (b) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (c) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

2.19 “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator’s sole discretion subject to Applicable Laws and is not required to be consistent with the determination of fair market value for other purposes.

2.20 “Fiscal Year” means the fiscal year of the Company.

2.21 “Incentive Stock Option” means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

2.22 “Inside Director” means a Director who is an Employee.

2.23 “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2.24 “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.25 “Option” means a stock option granted pursuant to the Plan.

2.26 “Outside Director” means a Director who is not an Employee.

2.27 “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.28 “Participant” means the holder of an outstanding Award.

2.29 “Performance Awards” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be cash- or stock-denominated and may be settled for cash, Shares or other securities or a combination of the foregoing under Section 10.

2.30 “Performance Period” means Performance Period as defined in Section 10.1.

2.31 “Period of Restriction” means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

2.32 “Plan” means this Amprius Technologies, Inc. 2022 Equity Incentive Plan, as may be amended from time to time.

2.33 “Restricted Stock” means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

2.34 “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

2.35 “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.36 “Section 16b” means Section 16(b) of the Exchange Act.

2.37 “Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.38 “Securities Act” means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

2.39 “Service Provider” means an Employee, Director or Consultant.

2.40 “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

2.41 “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

2.42 “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.43 “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.44 “U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. Stock Subject to the Plan.

3.1 Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15 and the automatic increase set forth in Section 3.2, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan will be equal to (a) [______] Shares, plus (b) any shares of the Company’s common stock subject to stock options or other awards that are assumed in the Merger (“Assumed Awards”) and that, on or after the Closing Date, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (b) equal to [______] Shares. In addition, Shares may become available for issuance under Sections 3.2 and 3.3. The Shares may be authorized but unissued, or reacquired Common Stock.

3.2 Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15, the number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2023 Fiscal Year, in an amount equal to the least of (a) [______] Shares, (b) a number of Shares equal to [__]% of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding Fiscal Year, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.

3.3 Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, or Performance Awards is forfeited to or repurchased by the Company due to the failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares isused) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units or Performance Awards are repurchased by the Company or are forfeited to the Company due to the failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax liabilities or withholdings related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 15, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3.1, plus, to the extent allowable under Code Section 422 and the U.S. Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3.2 and 3.3.

3.4 Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

4.1 Procedure.

4.1.1 Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

4.1.2 Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

4.1.3 Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which Committee will be constituted to comply with Applicable Laws.

4.2 Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(a) to determine the Fair Market Value;

(b) to select the Service Providers to whom Awards may be granted hereunder;

(c) to determine the number of Shares or dollar amounts to be covered by each Award granted hereunder;

(d) to approve forms of Award Agreements for use under the Plan;

(e) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto (including but not limited to, temporarily suspending the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with Applicable Laws, provided that such suspension must be lifted prior to the expiration of the maximum term and post-termination exercisability period of an Award), based in each case on such factors as the Administrator will determine;

(f) to institute and determine the terms and conditions of an Exchange Program, including, subject to Section 20.3, to unilaterally implement an Exchange Program without the consent of the applicable Award holder;

(g) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(h) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of facilitating compliance with applicable non-U.S. laws, easing the administration of the Plan and/or for qualifying for favorable tax treatment under applicable non-U.S. laws, in each case as the Administrator may deem necessary or advisable;

(i) to modify or amend each Award (subject to Section 20.3), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option or Stock Appreciation Right (subject to Sections 6.4 and 7.5);

(j) to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 16;

(k) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(l) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such Participant under an Award; and

(m) to make all other determinations deemed necessary or advisable for administering the Plan.

4.3 Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5. Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

6.1 Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

6.2 Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

6.3 Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options. For purposes of this Section 6.3, incentive stock options will be taken into account in the order in which they were granted, the fair market value of the shares will be determined as of the time the option with respect to such shares is granted, and calculation will be performed in accordance with Code Section 422 and the U.S. Treasury Regulations promulgated thereunder.

6.4 Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than 10 years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option will be 5 years from the date of grant or such shorter term as may be provided in the Award Agreement.

6.5 Option Exercise Price and Consideration.

6.5.1 Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than 100% of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6.5.1, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Code Section 424(a).

6.5.2 Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

6.5.3 Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (a) cash (including cash equivalents); (b) check; (c) promissory note, to the extent permitted by Applicable Laws, (d) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (e) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (f) by net exercise; (g) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws, or (h) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company.

6.6 Exercise of Option.

6.6.1 Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

6.6.2 Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon such cessation as the result of the Participant’s death or Disability, the Participant may exercise his or her Option within 3 months of such cessation, or such shorter or longer period of time, as is specified in the Award Agreement, in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on such date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.3 Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within 6 months of cessation, or such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable) to the extent the Option is vested on such date of cessation. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.4 Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within 6 months following the Participant’s death, or within such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form (if any) acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution (each, a “Legal Representative”). If the Option is exercised pursuant to this Section 6.6.4, Participant’s designated beneficiary or Legal Representative shall be subject to the terms of this Plan and the Award Agreement, including but not limited to the restrictions on transferability and forfeitability applicable to the Service Provider. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.5 Tolling Expiration. A Participant’s Award Agreement may also provide that:

(a) if the exercise of the Option following the cessation of Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would result in liability under Section 16b, then the Option will terminate on the earlier of (i) the expiration of the term of the Option set forth in the Award Agreement, or (ii) the 10th day after the last date on which such exercise would result in liability under Section 16b; or

(b) if the exercise of the Option following the cessation of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (i) the expiration of the term of the Option or (ii) the expiration of a period of 30 days after the cessation of the Participant’s status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Stock Appreciation Rights.

7.1 Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

7.2 Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Stock Appreciation Rights.

7.3 Exercise Price and Other Terms. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Stock Appreciation Right as set forth in Section 7.6 will be determined by the Administrator and will be no less than 100% of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

7.4 Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

7.5 Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6.4 relating to the maximum term and Section 6.6 relating to exercise also will apply to Stock Appreciation Rights.

7.6 Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

8. Restricted Stock.

8.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

8.2 Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. The Administrator, in its sole discretion, may determine that an Award of Restricted Stock will not be subject to any Period of Restriction and consideration for such Award is paid for by past services rendered as a Service Provider.

8.3 Transferability. Except as provided in this Section 8 or as the Administrator determines, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4 Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

8.5 Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

8.6 Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

8.7 Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

8.8 Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. Restricted Stock Units.

9.1 Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

9.2 Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

9.3 Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

9.4 Form and Timing of Payment. Payment of earned Restricted Stock Units will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

9.5 Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

10. Performance Awards.

10.1 Award Agreement. Each Performance Award will be evidenced by an Award Agreement that will specify any time period during which any performance objectives or other vesting provisions will be measured (“Performance Period”), and such other terms and conditions as the Administrator determines. Each Performance Award will have an initial value that is determined by the Administrator on or before its date of grant.

10.2 Objectives or Vesting Provisions and Other Terms. The Administrator will set any objectives or vesting provisions that, depending on the extent to which any such objectives or vesting provisions are met, will determine the value of the payout for the Performance Awards. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

10.3 Earning Performance Awards. After an applicable Performance Period has ended, the holder of a Performance Award will be entitled to receive a payout for the Performance Award earned by the Participant over the Performance Period. The Administrator, in its discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Award.

10.4 Form and Timing of Payment. Payment of earned Performance Awards will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Performance Awards in cash, Shares, or a combination of both.

10.5 Cancellation of Performance Awards. On the date set forth in the Award Agreement, all unearned or unvested Performance Awards will be forfeited to the Company, and again will be available for grant under the Plan.

11. Outside Director Award Limitations. No Outside Director may be granted, in any Fiscal Year, equity awards (including any Awards granted under this Plan), the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles, and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in the aggregate, exceed $[______], provided that such amount is increased to $[______] in the Fiscal Year of his or her initial service as an Outside Director. Any Awards or other compensation provided to an individual (a) for his or her services as an Employee, or for his or her services as a Consultant other than as an Outside Director, or (b) prior to the Closing, will be excluded for purposes of this Section 11.

12. Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be exempt from or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent (including with respect to any ambiguities or ambiguous terms), except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Parent or Subsidiaries have any responsibility, liability, or obligation to reimburse, indemnify, or hold harmless a Participant (or any other person) in respect of Awards, for any taxes, penalties or interest that may be imposed on, or other costs incurred by, Participant (or any other person) as a result of Section 409A.

13. Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed 3 months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then 6 months following the 1st day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. Limited Transferability of Awards. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution (which, for purposes of clarification, shall be deemed to include through a beneficiary designation if available in accordance with Section 6.6), and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Merger or Change in Control.

15.1 Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and numerical Share limits in Section 3.

15.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

15.3 Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent, including, without limitation, that (a) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (b) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (c) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (d) (i) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), or (ii) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (e) any combination of the foregoing. In taking any of the actions permitted under this Section 15.3, the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise his or her outstanding Options and Stock Appreciation Rights (or portions thereof) not assumed or substituted for, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, or Performance Awards (or portions thereof) not assumed or substituted for will lapse, and, with respect to Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 15.3, an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 15.3 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 15.3 to the contrary, and unless otherwise provided in an Award Agreement, if an Award that vests, is earned or paid-out under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement (or other agreement related to the Award, as applicable) does not comply with the definition of “change in control” for purposes of a distribution under Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

15.4 Outside Director Awards. With respect to Awards granted to an Outside Director, in the event of a Change in Control, the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which otherwise would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Parents or Subsidiaries, as applicable, that is authorized by the Administrator.

16. Tax Withholding.

16.1 Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholdings are due, the Company (or any of its Parent, Subsidiaries, or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Parent, Subsidiaries, or affiliates, as applicable) or a relevant tax authority, an amount sufficient to satisfy U.S. federal, state, local, non-U.S., and other taxes (including the Participant’s FICA or other social insurance contribution obligation) required to be withheld or paid with respect to such Award (or exercise thereof).

16.2 Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax liability or withholding obligation, in whole or in part by such methods as the Administrator shall determine, including, without limitation, (a) paying cash, check or other cash equivalents, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (c) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld or paid, (e) such other consideration and method of payment for the meeting of tax liabilities or withholding obligations as the Administrator may determine to the extent permitted by Applicable Laws, or (f) any combination of the foregoing methods of payment. The amount of the withholding obligation will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

17. No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, free from any liability or claim under the Plan.

18. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19. Term of Plan. Subject to Section 23 of the Plan, the Plan will become effective upon the latest to occur of (a) its adoption by the Board, (b) its approval by the Company’s stockholders, or (c) the time as of immediately prior to the Closing. The Plan will continue in effect until terminated under Section 20 of the Plan, but (i) no Options that qualify as incentive stock options within the meaning of Code Section 422 may be granted after 10 years from the earlier of the Board or stockholder approval of the Plan and (ii) Section 3.2 relating to the automatic share reserve increase will operate only until the 10-year anniversary of the earlier of the Board or stockholder approval of the Plan.

20. Amendment and Termination of the Plan.

20.1 Amendment and Termination. The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan, or any part thereof, at any time and for any reason.

20.2 Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

20.3 Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21. Conditions Upon Issuance of Shares.

21.1 Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

21.2 Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

22. Inability to Obtain Authority. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

23. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to the reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of such Participant’s status as an employee and/or other service provider for cause or any specified action or inaction by a Participant, whether before or after such termination of employment and/or other service, that would constitute cause for termination of such Participant’s status as a employee and/or other service provider. Notwithstanding any provisions to the contrary under this Plan, all Awards granted under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws (the “Clawback Policy”). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws, including without limitation any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 24 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.

25. Governing Law. The Plan will be governed by, and construed in accordance with, the laws of the State of California (except its choice-of-law provisions).

*                *                 *

EXHIBIT E

Form of Kcompany ESPP

[attached]

AMPRIUS TECHNOLOGIES, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Companies with an opportunity to purchase Common Stock through accumulated Contributions. The Company intends for the Plan to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “423 Component”) and a component that is not intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “Non-423 Component”). The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423. In addition, this Plan authorizes the grant of an option to purchase shares of Common Stock under the Non-423 Component that does not qualify as an “employee stock purchase plan” under Code Section 423; an option granted under the Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component option may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the Administrator. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

2. Definitions.

2.1 “Administrator” means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 4.

2.2 “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Change in Control” means the occurrence of any of the following events:

(a) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the

Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c) Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.4, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.5 “Closing” means the closing of the merger contemplated by that certain Business Combination Agreement by and among the Company, Amprius Technologies, Inc., and certain other parties, dated May 11, 2022, as may be amended from time to time.

2.6 “Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.7 “Committee” means a committee of the Board appointed in accordance with Section 4 hereof.

2.8 “Common Stock” means the common stock of the Company.

2.9 “Company” means Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company (which, immediately prior to the Closing, will transfer by way of continuation to and domesticate as a Delaware corporation, and on or following the Closing, will be named Amprius Technologies, Inc.), or any successor thereto.

2.10 “Compensation” means an Eligible Employee’s [base straight time gross earnings, but exclusive of payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses and other similar compensation.] The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period.

2.11 “Contributions” means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

2.12 “Designated Company” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies, provided, however that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component.

2.13 “Director” means a member of the Board.

2.14 “Effective Date” means the date of the Closing.

2.15 “Eligible Employee” means any individual who is a common law employee providing services to the Company or a Designated Company and is customarily employed for at least 20 hours per week and more than 5 months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under Applicable Laws) for purposes of any separate Offering or for Participants in the Non-423 Component. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws with respect to the Participant’s participation in the Plan. Where the period of leave exceeds 3 months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated 3 months and 1 day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (for each Offering under the 423 Component, on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulations Section 1.423-2) that the definition of Eligible Employee will or will not include an individual if he or she: (a) has not completed at least 2 years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (b) customarily works not more than 20 hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (c) customarily works not more than 5 months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (d) is a highly compensated employee within the meaning of Code Section 414(q), or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Offering under the 423 Component in an identical manner to all highly compensated individuals of the Employer whose employees are participating in that Offering. Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulations Section 1.423-2(e)(2)(ii). Such exclusions may be applied with respect to an Offering under the Non-423 Component without regard to the limitations of U.S. Treasury Regulations Section 1.423-2.

2.16 “Employer” means the employer of the applicable Eligible Employee(s).

2.17 “Enrollment Date” means the first Trading Day of each Offering Period.

2.18 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.19 “Exercise Date” means the last Trading Day of a Purchase Period. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 18, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without options being exercised on the Exercise Date(s) that otherwise would have occurred on the last Trading Day of such Purchase Period.

2.20 “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

2.21 “Fiscal Year” means the fiscal year of the Company.

2.22 “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

2.23 “Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 6. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by U.S. Treasury Regulations Section 1.423-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulations Section 1.423-2(a)(2) and (a)(3).

2.24 “Offering Period” means a period beginning on such date as may be determined by the Administrator, in its discretion, and ending on such Exercise Date as may be determined by the Administrator, in its discretion, during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 18.

2.25 “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.26 “Participant” means an Eligible Employee that participates in the Plan.

2.27 “Plan” means this Amprius Technologies, Inc. 2022 Employee Stock Purchase Plan.

2.28 “Purchase Period” means the period during an Offering Period and during which shares of Common Stock may be purchased on behalf of Participants thereunder in accordance with the terms of the Plan. Purchase Periods will have such duration as determined by the Administrator, commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date. Unless the Administrator provides otherwise, a Purchase Period in an Offering Period will have the same duration as, and coincide with the length of, such Offering Period.

2.29 “Purchase Price” means an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for any Offering Period by the Administrator subject to compliance with Code Section 423 (or any successor rule or provision or any other Applicable Laws, regulation or stock exchange rule) or pursuant to Section 18.

2.30 “Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.31 “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.32 “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.33 “U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. Stock.

3.1 Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof and the automatic increase set forth in Section 3.2 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be [______] shares of Common Stock. The shares of Common Stock may be authorized, but unissued, or reacquired Common Stock.

3.2 Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof, the number of shares of Common Stock available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2023 Fiscal Year, in an amount equal to the least of (a) [______] shares of Common Stock, (b) a number of shares of Common Stock equal to [__]% of the total number of shares of all classes of common stock of the Company on the last day of the immediately preceding Fiscal Year, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.

4. Administration. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to

(a) construe, interpret and apply the terms of the Plan,

(b) delegate ministerial duties to any of the Company’s employees,

(c) designate separate Offerings under the Plan,

(d) designate Subsidiaries as participating in the 423 Component or Non-423 Component,

(e) determine eligibility,

(f) adjudicate all disputed claims filed under the Plan, and

(g) establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Code Section 423.

Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

5. Eligibility.

5.1 Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 7.

5.2 Non-U.S. Employees. Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Code Section 7701(b)(1)(A))) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Code Section 423. In the case of the Non-423 Component, an Eligible Employee may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employee is not advisable or practicable.

5.3 Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (a) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code Section 424(d)) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (b) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds $25,000 worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder.

6. Offering Periods. The Plan will be implemented by Offering Periods as established by the Administrator from time to time. Offering Periods will expire on the earliest to occur of (a) the completion of the purchase of shares on the last Exercise Date occurring within 27 months of the applicable Enrollment Date on which the option to purchase shares was granted under the Plan, or (b) such shorter period established prior to the Enrollment Date of the Offering Period by the Administrator, from time to time, in its discretion, on a uniform and nondiscriminatory basis, for all options to be granted on such Enrollment Date. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future Offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter; provided, however, that no Offering Period may last more than 27 months.

7. Participation. An Eligible Employee may participate in the Plan pursuant to Section 5.1 by (a) submitting to the Company’s stock administration office (or its designee), a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit A), or (b) following an electronic or other enrollment procedure determined by the Administrator, in either case, on or before a date determined by the Administrator prior to an applicable Enrollment Date.

8. Contributions.

8.1 Contribution Amounts. At the time a Participant enrolls in the Plan pursuant to Section 7, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each pay day during the Offering Period in an amount not exceeding [15]% of the Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that unless and until determined otherwise by the Administrator, should a pay day occur on an Exercise Date, a Participant will have any Contributions made on such day applied to his or her account under the [then-current Purchase Period or Offering Period (i.e., for which the Exercise Date occurs on such day).]

8.2 Contribution Methods. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Offering Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(a) In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day on or prior to the last Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(b) All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only. A Participant may not make any additional payments into such account.

8.3 Participant Changes to Contributions. A Participant may discontinue his or her participation in the Plan as provided under Section 12. Until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, [a Participant may not increase the rate of his or her Contributions and may decrease the rate of his or her Contributions only one time, provided that such decrease is to a Contribution rate of 0%.] In addition, until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may increase or decrease the rate of his or her Contributions (as a whole percent to a rate between 0% and the maximum percentage specified in Section 8.1), which Contribution rate adjustment will become effective upon the commencement of the next Offering Period and remain in effect for subsequent Offering Periods and, except as set forth in the immediately preceding sentence, any such adjustment will not affect the Contribution rate for any ongoing Offering Period.

(a) A Participant may make a Contribution rate adjustment pursuant to this Section 8.3 by (A) properly completing and submitting to the Company’s stock administration office (or its designee), a new subscription agreement authorizing the change in Contribution rate in the form provided by the Administrator for such purpose, or (B) following an electronic or other procedure prescribed by the Administrator, in either case, on or before a date determined by the Administrator prior to (x) the scheduled beginning of the first Offering Period to be affected or (y) an applicable Exercise Date, as applicable. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless the Participant’s participation is terminated as provided in Sections 12 or 13).

(b) The Administrator may, in its sole discretion, limit or amend the nature and/or number of Contribution rate changes (including to permit, prohibit and/or limit increases and/or decreases to rate changes) that may be made by Participants during any Purchase Period or Offering Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration.

(c) Except as provided by this Section 8.3, any change in Contribution rate made pursuant to this Section 8.3 will be effective as of the first full payroll period following 5 business days after the date on which the change is made by the Participant (unless the Administrator, in its sole discretion, elects to process a given change in Contribution rate earlier).

8.4 Other Contribution Changes. Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423(b)(8) and Section 5.3 hereof (which generally limit participation in an Offering Period pursuant to certain Applicable Laws), a Participant’s Contributions may be decreased to 0% by the Administrator at any time during an Offering Period (or a Purchase Period, as applicable). Subject to Code Section 423(b)(8) and Section 5.3 hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Offering Period (or Purchase Period, as applicable) scheduled to end in the following calendar year, unless the Participant’s participation has terminated as provided in Sections 12 or 13.

8.5 Cash Contributions. Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (a) payroll deductions are not permitted or advisable under Applicable Laws, (b) the Administrator determines that cash contributions are permissible for Participants participating in the 423 Component and/or (c) the Participants are participating in the Non-423 Component.

8.6 Tax Withholdings. At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding or payment on account obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f).

8.7 Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party, provided that, if such segregation or deposit with an independent third party is required by Applicable Laws, it will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f). Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

9. Grant of Option. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s account as of the Exercise Date by the applicable Purchase Price.

9.1 Certain Option Limits. In no event will an Eligible Employee be permitted to purchase during each Offering Period more than [______] shares of Common Stock (subject to any adjustment pursuant to Section 17), and provided further that such purchase will be subject to the limitations set forth in Sections 3 and 5.3 and in the subscription agreement. The Administrator, in its absolute discretion, may increase or decrease the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period or Offering Period, as applicable.

9.2 Option Receipt. The Eligible Employee may accept the grant of an option under the Plan by electing to participate in the Plan in accordance with the requirements of Section 7.

9.3 Option Term. Exercise of the option will occur as provided in Section 10, unless the Participant’s participation has terminated pursuant to Sections 12 or 13. The option will expire on the last day of the Offering Period.

10. Exercise of Option.

10.1 Automatic Exercise. Unless a Participant’s participation in the Plan has terminated as provided in Sections 12 and 13, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares of Common Stock subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant’s account, which are not sufficient to purchase a full share will be retained in the Participant’s account for the subsequent Purchase Period or Offering Period, as applicable, subject to earlier termination of the Participant’s participation in the Plan as provided in Sections 12 or 13. Any other funds left over in a Participant’s account after the Exercise Date will be returned to the Participant. During a Participant’s lifetime, a Participant’s option to purchase shares of Common Stock hereunder is exercisable only by him or her.

10.2 Pro Rata Allocations. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (a) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of

Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 18. The Company may make a pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date.

11. Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares of Common Stock be deposited directly with a broker designated by the Company or with a trustee or designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares of Common Stock be retained with such broker, trustee or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions or other dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 11.

12. Withdrawal.

12.1 Withdrawal Procedures. A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s stock administration office (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit B), or (b) following an electronic or other withdrawal procedure determined by the Administrator. The Administrator may set forth a deadline of when a withdrawal must occur to be effective prior to a given Exercise Date in accordance with policies it may approve from time to time. All of the Participant’s Contributions credited to his or her account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 7.

12.2 No Effect on Future Participation. A Participant’s withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

13. Termination of Employment. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant, or, in the case of his or her death, to the person or persons entitled thereto, and such Participant’s option will be automatically terminated. Unless determined otherwise by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Code Section 423, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan; however, if a Participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Code Section 423; further, no Participant will be deemed to switch from an Offering under the Non-423 Component to an Offering under the 423 Component or vice versa unless (and then only to the extent) such switch would not cause the 423 Component or any option thereunder to fail to comply with Code Section 423.

14. Section 409A. The Plan is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company and any of its Parent or Subsidiaries will have no liability, obligation or responsibility to reimburse, indemnify, or hold harmless a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Section 409A.

15. Rights as Stockholder. Until the shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares. Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or, if so required under Applicable Laws, in the name of the Participant and his or her spouse.

16. Transferability. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 12 hereof.

17. Adjustments, Dissolution, Liquidation, Merger or Change in Control.

17.1 Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of common stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of common stock covered by each option under the Plan that has not yet been exercised, and the numerical share limits of Sections 3 and 9.1.

17.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

17.3 Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period will end. The New Exercise Date will occur before the date of the Company’s proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

18. Amendment or Termination.

18.1 Amendment, Suspension, Termination. The Administrator, in its sole discretion, may amend, alter, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 17). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 22 hereof) as soon as administratively practicable.

18.2 Certain Administrator Changes. Without stockholder consent and without limiting Section 18.1, the Administrator will be entitled to change the Offering Periods and any Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

18.3 Changes Due to Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a) amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(b) altering the Purchase Price for any Purchase Period or Offering Period including a Purchase Period or Offering Period underway at the time of the change in Purchase Price;

(c) shortening any Purchase Period or Offering Period by setting a New Exercise Date, including a Purchase Period or Offering Period underway at the time of the Administrator action;

(d) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(e) reducing the maximum number of shares of Common Stock a Participant may purchase during any Purchase Period or Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

19. Conditions Upon Issuance of Shares.

19.1 Legal Compliance. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

19.2 Investment Representations. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required.

20. Term of Plan. The Plan will become effective upon the latest to occur of (a) its adoption by the Board, (b) its approval by the Company’s stockholders, or (c) the time as of immediately prior to the Closing. The Plan will continue in effect for a term of 20 years, unless sooner terminated under Section 18.

21. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

22. Interest. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply, with respect to Offerings under the 423 Component, to all Participants in the relevant Offering, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f).

23. No Effect on Employment. Neither the Plan nor any option under the Plan will confer upon any Participant any right with respect to continuing the Participant’s employment with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such employment relationship at any time, free from any liability or any claim under the Plan.

24. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

25. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

26. Legal Construction.

26.1 Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.2 Governing Law. The Plan will be governed by, and construed in accordance with, the laws of the State of California, but without regard to its conflict of law provisions.

26.3 Headings. Headings are provided herein for convenience only, and will not serve as a basis for interpretation of the Plan.

27. Compliance with Applicable Laws. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

28. Automatic Transfer to Low Price Offering Period. Unless determined otherwise by the Administrator, this Section 28 applies to an Offering Period to the extent such Offering Period provides for more than one Exercise Date within such Offering Period. To the extent permitted by Applicable Laws, if the Fair Market Value of a share of Common Stock on any Exercise Date in an Offering Period is less than the Fair Market Value of a share of Common Stock on the Enrollment Date of such Offering Period, then all Participants in such Offering Period will be withdrawn automatically from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

EXHIBIT A

AMPRIUS TECHNOLOGIES, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

_____ Original Application	Offering Date: _________________

_____ Change in Payroll Deduction Rate

1. ____________________ hereby elects to participate in the Amprius Technologies, Inc. 2022 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Any capitalized terms not specifically defined in this Subscription Agreement will have the meaning ascribed to them under the Plan.

2. I hereby authorize and consent to payroll deductions from each paycheck in the amount of ____% of my Compensation on each payday (from 0% to [15]%) during the Offering Period in accordance with the Plan. (Please note that no fractional percentages are permitted.) [I understand that only my first election to decrease the rate of my payroll deductions to 0% may be applied with respect to an ongoing Offering Period in accordance with the terms of the Plan, and (a) any subsequent election to decrease the rate of my payroll deductions during the same Offering Period or (b) any election to increase the rate of my payroll deductions during any Offering Period will not be applied to the ongoing Offering Period.]

3. I understand that said payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan. I further understand that if I am outside of the U.S., my payroll deductions will be converted to U.S. dollars at an exchange rate selected by the Company on the purchase date.

4. I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5. Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of _____________ (Eligible Employee or Eligible Employee and spouse only).

6. If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within 2 years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or 1 year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. I hereby agree to notify the Company in writing within 30 days after the date of any disposition of my shares and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the 2-year and 1-year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) 15% of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

7. For employees that may be subject to tax in non U.S. jurisdictions, I acknowledge and agree that, regardless of any action taken by the Company or any Designated Company with respect to any or all income tax, social security, social insurances, National Insurance Contributions, payroll tax, fringe benefit, or other tax-related items related to my participation in the Plan and legally applicable to me including, without limitation, in connection with the grant of such options, the purchase or sale of shares of Common Stock acquired under the Plan and/or the receipt of any dividends on such shares (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains my responsibility and may exceed the amount actually withheld by the Company or a Designated Company. Furthermore, I acknowledge that the Company and/or any Designated Company (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options under the Plan and (b) do not commit to and are under no obligation to structure the terms of the grant of options or any aspect of my participation in the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of my enrollment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the purchase of shares of Common Stock under the Plan or any other relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to the Company and/or the applicable Designated Company to satisfy all Tax-Related Items. In this regard, I authorize the Company and/or the applicable Designated Company, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (a) withholding from my wages or Compensation paid to me by the Company and/or the applicable Designated Company; or (b) withholding from proceeds of the sale of the shares of Common Stock purchased under the Plan either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization). Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable maximum withholding rates, in which case I will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, I agree to pay to the Company or the applicable Designated Company any amount of Tax-Related Items that the Company or the applicable Designated Company may be required to withhold as a result of my participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to purchase shares of Common Stock under the Plan on my behalf and/or refuse to issue or deliver the shares or the proceeds of the sale of shares if I fail to comply with my obligations in connection with the Tax-Related Items.

8. By electing to participate in the Plan, I acknowledge, understand and agree that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent provided for in the Plan;

(b) all decisions with respect to future grants under the Plan, if applicable, will be at the sole discretion of the Company;

(c) the grant of options under the Plan will not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, or any Designated Company, and will not interfere with the ability of the Company or any Designated Company, as applicable, to terminate my employment (if any);

(d) I am voluntarily participating in the Plan;

(e) the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not intended to replace any pension rights or compensation;

(f) the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not part of my normal or expected compensation for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(g) the future value of the shares of Common Stock offered under the Plan is unknown, indeterminable and cannot be predicted with certainty;

(h) the shares of Common Stock that I acquire under the Plan may increase or decrease in value, even below the Purchase Price;

(i) no claim or entitlement to compensation or damages will arise from the forfeiture of options granted to me under the Plan as a result of the termination of my status as an Eligible Employee (for any reason whatsoever, and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any) and, in consideration of the grant of options under the Plan to which I am otherwise not entitled, I irrevocably agree never to institute a claim against the Company, or any Designated Company, waive my ability, if any, to bring such claim, and release the Company, and any Designated Company from any such claim that may arise; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, I will be deemed irrevocably to have agreed to not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(j) in the event of the termination of my status as an Eligible Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and any options granted to me under the Plan, if any, will terminate effective as of the date that I am no longer actively employed by the Company or one of its Designated Companies and, in any event, will not be extended by any notice period mandated under the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any (e.g., active employment would not include a period of “garden leave” or similar period pursuant to the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any); the Company will have the exclusive discretion to determine when I am no longer actively employed for purposes of my participation in the Plan (including whether I may still be considered to be actively employed while on a leave of absence).

9. I understand that the Company and/or any Designated Company may collect, where permissible under applicable law certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company, details of all options granted under the Plan or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in my favor (“Data”), for the exclusive purpose of implementing, administering and managing the Plan. I understand that Company may transfer my Data to the United States, which is not considered by the European Commission to have data protection laws equivalent to the laws in my country. I understand that the Company will transfer my Data to its designated broker, or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. I understand that the recipients of the Data may be located in the United States or elsewhere, and that a recipient’s country of operation (e.g., the United States) may have different, including less stringent, data privacy laws that the European Commission or my jurisdiction does not consider to be equivalent to the protections in my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources representative. I authorize the Company, the Company’s designated broker and any other possible recipients which may assist the Company with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing my participation in the Plan. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Plan. I understand that that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources representative. Further, I understand that I am providing the consents herein on a purely voluntary basis. If I do not consent, or if I later seek to revoke my consent, my employment status or career with the Company or any Designated Company will not be adversely affected; the only adverse consequence of refusing or withdrawing my consent is that the Company would not be able to grant me options under the Plan or other equity awards, or administer or maintain such awards. Therefore, I understand that refusing or withdrawing my consent may affect my ability to participate in the Plan. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources representative.

If I am an employee outside the U.S., I understand that in accordance with applicable law, I have the right to access, and to request a copy of, the Data held about me. I also understand that I have the right to discontinue the collection, processing, or use of my Data, or supplement, correct, or request deletion of my Data. To exercise my rights, I may contact my local human resources representative.

I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described herein and any other Plan materials by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Plan. I understand that my consent will be sought and obtained for any processing or transfer of my data for any purpose other than as described in the enrollment form and any other plan materials.

10. If I have received the Subscription Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, subject to applicable laws.

11. The provisions of the Subscription Agreement and these appendices are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless will be binding and enforceable.

12. Notwithstanding any provisions in this Subscription Agreement, I understand that if I am working or resident in a country other than the United States, my participation in the Plan also will be subject to the additional terms and conditions set forth on Appendix A and any special terms and conditions for my country set forth on Appendix A. Moreover, if I relocate to one of the countries included in Appendix A, the special terms and conditions for such country will apply to me to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Subscription Agreement and the provisions of this Subscription Agreement govern each Appendix (to the extent not superseded or supplemented by the terms and conditions set forth in the applicable Appendix).

13. I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

[Signature page follows.]

Employee’s Social
Security Number
(for U.S.-based employees):

Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:
Signature of Employee

EXHIBIT B

AMPRIUS TECHNOLOGIES, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned Participant in the Offering Period of the Amprius Technologies, Inc. 2022 Employee Stock Purchase Plan (the “Plan”) that began on ____________, ______ (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be terminated automatically. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement. Capitalized terms not otherwise defined herein will have the meaning ascribed to them under the Plan.

Name and Address of Participant:

Signature:

Date:

EXHIBIT F

Form of Tax Sharing Agreement

[attached]

Confidential

Execution Version

TAX SHARING AGREEMENT

This Tax Sharing Agreement, dated as of May 11, 2022 (this “Agreement”), is between Amprius Technologies, Inc., a Delaware corporation (the “Company”), and Amprius, Inc., a Delaware corporation (“Parent”, together with the Company, the “Members”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in the Business Combination Agreement, dated as of the date of this Agreement (the “BCA”), among Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation, “Kcompany”), Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”), and the Company.

WHEREAS, as of the date of this Agreement, the Members comprise the members of the consolidated U.S. federal income tax group of which the Parent is the parent and the Company is a member (the “Consolidated Group”) which join annually in the filing of a consolidated U.S. federal income Tax Return;

WHEREAS, as of the date of this Agreement, the Members comprise the members of the combined California income tax group (the “California Group”) of which the Parent is the parent which join annually in the filing of a combined California income Tax Return;

WHEREAS, upon the terms and subject to the conditions of the BCA, Kcompany and the Company will enter into a business combination transaction pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Kcompany; and

WHEREAS, after the Effective Date, the Company will no longer be included in the Consolidated Group or the California Group, and it is now the intention of the Members to enter into an agreement for the allocation of certain U.S. federal and state income Tax liabilities, and certain related matters.

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement:

“Consolidated Return” means any consolidated U.S. federal income Tax Return of the Consolidated Group.

“Consolidated Return Year” means any taxable period during which the Consolidated Group actually files or is required to file a Consolidated Return, including the taxable year that includes the Effective Date.

“Consolidated Tax Liability” means the consolidated U.S. federal income Tax liability of the Consolidated Group for a Consolidated Return Year.

“State Combined Return” means any consolidated, combined or unitary Tax Return with respect to State Combined Taxes (including California combined Tax Returns) for a group that includes both Members.

“State Combined Return Year” means any taxable period (or portion thereof) during which the Members actually file or are required to file a State Combined Return, including the taxable year that includes the Effective Date.

“State Combined Taxes” means any income, franchise or similar Taxes payable by a Member to any state, municipal or other local Taxing Authority.

“State Combined Tax Liability” means the consolidated, combined or unitary State Combined Tax liability of the Members for a State Combined Return Year for a group that includes both Members.

“Tax” or “Taxes” means all taxes (including interest and penalties thereon).

“Tax Returns” means all returns, reports and information statements (including all exhibits and schedules thereto and including amendments) required to be filed with a taxing authority with respect to any Taxes.

ARTICLE II.

PREPARATION AND FILING OF TAX RETURNS

Section 2.1 Returns. The Parent shall prepare and file, or cause to be prepared and filed, the Consolidated Returns for all Consolidated Return Years and all State Combined Returns for all State Combined Return Years. The Company, at the direction of the Parent, shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of such returns and maintain such books and records and provide such information as Parent may request in connection with the matters contemplated by this Agreement.

Section 2.2 Member Tax Information With respect to all Consolidated Returns and State Combined Returns, Parent shall have the right in its sole discretion to (i) adopt, make or change any Tax elections and accounting methods and (ii) amend such Tax Returns. The Company shall submit the tax information reasonably requested by the Parent in the manner and by the date reasonably requested, in order to enable the Parent to file any Consolidated Returns or State Combined Returns.

Section 2.3 Tax Allocations. For the purpose of allocating Taxes attributable to the operations of the Company pursuant to this Agreement for a taxable period that does not end on the Effective Time, the amount of such Taxes that have accrued up to the date immediately prior to and including the Effective Time shall be based on a closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service on or after the Effective Time, shall be allocated on a per diem basis.

2

ARTICLE III.

RESPONSIBILITY FOR TAX; AUDITS

Section 3.1 Responsibility. The Parent will be solely responsible for, and will indemnify and hold the Company harmless with respect to, the payment of (a) the Consolidated Tax Liability for each Consolidated Return Year and (b) the State Combined Tax Liability for each State Combined Tax Year, as determined with respect to Taxes attributable to the operations of the Company under Section 2.3 hereof.

Section 3.2 Income Tax Audits.

(a) The Members acknowledge and agree that the Parent is, and shall continue to be, authorized to undertake any and all actions that are within the scope of Parent’s authority under the Code or the applicable Treasury Regulations, as the common parent of the Consolidated Group in connection with the filing of any Consolidated Returns and any U.S. federal income tax audit, examination or other tax proceeding involving Taxes filed on a group basis. The Members acknowledge that the Parent is, and shall continue to be, authorized to undertake any and all actions that are within the scope of the Parent’s authority under applicable law in connection with the filing of any State Combined Returns and any audit, examination or other tax proceeding involving State Combined Taxes. Parent shall have the authority to control, settle and resolve any dispute relating to any Consolidated Returns and State Combined Returns with the IRS or any other taxing authority.

(b) Parent is authorized to retain accountants and attorneys for the purpose of preparing any Tax Returns required to be prepared by Parent as provided for herein. The Company shall promptly forward to Parent any notice relating to any Tax Return to be so prepared by Parent or any Tax for which the Parent might be responsible (and at least within ten (10) days of Company, becoming aware of such notice) and provide the Parent with such records, documents and information as the other party shall request in connection with the preparation of such returns or in connection with any dispute with the Internal Revenue Service (“IRS”) or any other taxing authority. Each of Parent and the Company shall retain all Tax Returns, schedules, work papers and other Tax records relating to matters or periods covered by this Agreement until the expiration of the statute of limitations applicable to such underlying Taxes. Notwithstanding the foregoing, the delay or failure of any party to give notice to the other party as provided in this Section 3.2(b) shall not relieve the other party of its obligations, if any, under this Agreement, except to the extent that such other party is actually and substantially prejudiced by such delay or failure to give notice.

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ARTICLE IV.

GENERAL PROVISIONS

Section 4.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.1):

if to the Company:

Amprius Technologies, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

Email: kang@amprius.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Parent:

Amprius, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

Email: kang@amprius.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael J. Danaher

Email: mdanaher@wsgr.com

Section 4.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

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Section 4.3 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 4.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 4.5 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.5.

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Section 4.6 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.7 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 4.8 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 4.9 Expenses. Except as set forth elsewhere in this Agreement, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 4.10 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 4.11 Waiver. Any party to this Agreement may, at any time prior to the Effective Time, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 4.12 Termination. In the event of the termination of the BCA, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company and the Parent have caused this Tax Sharing Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMPRIUS TECHNOLOGIES, INC.

By:	/s/ Kang Sun
Name: Kang Sun
Title: Chief Executive Officer

AMPRIUS, INC.

By:	/s/ Kang Sun
Name: Kang Sun
Title: Chief Executive Officer

Exhibit 10.1

EXECUTION

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement dated as of May 11, 2022 (this “Agreement”) is among Kensington Capital Sponsor IV LLC, a Delaware limited liability company (“Sponsor”), Kensington Capital Acquisition Corp. IV (“Kcompany”), a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with the BCA (as defined herein), and Amprius Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Agreement have the meanings assigned to them in the Business Combination Agreement, dated as of the date of this Agreement (the “BCA”), among Kcompany, Kensington Capital Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Kcompany (“Merger Sub”), and the Company.

WHEREAS, Sponsor owns (a) 9,857,142 shares of Kcompany Class B Common Stock (including any shares of Kcompany Class A Common Stock issued upon conversion of such shares, the “Founder Shares”), and (b) 3,267,500 Kcompany Original Units, which include 3,267,500 shares of Kcompany Class A Common Stock (such shares of Kcompany Class A Common Stock, together with the Founder Shares, the “Kcompany Common Stock”);

WHEREAS, in connection with Kcompany’s initial public offering, Kcompany, Sponsor and certain officers and directors of Kcompany (collectively, the “Insiders”) entered into a letter agreement, dated as of March 1, 2022 (as amended, the “Insider Letter”), pursuant to which Sponsor and the Insiders agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the Kcompany securities owned by them;

WHEREAS, concurrently with the execution and delivery of this Agreement, Kcompany, Merger Sub and the Company are entering into the BCA, which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Kcompany; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into the BCA, the Company has required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Enforcement of Sponsor Voting Requirements, Transfer Restrictions and Redemption Waiver. During the period beginning on the date of this Agreement and ending on the earlier of (x) the Effective Time and (y) the termination of the BCA in accordance with its terms, for the benefit of the Company, (a) Sponsor agrees that (i) it will comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter in all material respects, including voting in favor of the Merger and the other Transactions and not redeeming its shares of Kcompany Class A Common Stock in connection with the Transactions, and (ii) it will not make any Transfers of Kcompany Class B Common Stock (except for Transfers permitted by Section 8(c) of the Insider Letter provided that the party to which such shares are transferred enters into a joinder to this Agreement); (b) Kcompany agrees to enforce the Insider Letter in accordance with its terms; and (c) each of Sponsor and Kcompany agree (i) that the prior written consent of the Company will be required in addition to the prior written consent of the

Representatives (as defined in the Insider Letter) for any of the matters described in Section 4 of the Insider Letter (except for Transfers permitted by Section 8(c) of the Insider Letter provided that the party to which such shares are transferred enters into a joinder to this Agreement), and (ii) not to amend, modify or waive any provision of the Insider Letter without the prior written consent of the Company.

Each of Kcompany and the Sponsor (on behalf of itself and its Permitted Transferees) further agrees that, as of the Effective Time, (a) the Sponsor will be subject to and bound by the transfer restrictions contained in Section 6.8 of the bylaws of Kcompany to be in effect as of the Effective Time, and (b) the transfer restrictions set forth in Section 8(a) of the Insider Letter shall cease and be of no further effect. The Insider Letter otherwise remains in full force and effect.

2. General.

a) Termination. This Agreement shall terminate on the earlier of (x) the Effective Time and (y) the termination of the BCA in accordance with its terms, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities arising out of such party’s breaches of this Agreement prior to such termination.

b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 2(b)):

if to Kcompany, to it at:

Kensington Capital Acquisition Corp. IV

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@Kensington-cap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Sponsor, to it at:

c/o Kensington Capital Sponsor IV LLC

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@Kensington-cap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Company or Holdco, to it at:

Amprius Technologies, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael J. Danaher

Email: mdanaher@wsgr.com

c) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

d) Entire Agreement; Assignment. This Agreement, the BCA and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b) of the BCA, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, however, that in the event that Sponsor transfers any of its Kcompany Common Stock, Kcompany Private Placement Warrants or other Kcompany securities to any Permitted Transferee in accordance with the Insider Letter and this Agreement, Sponsor may, by providing notice to Kcompany and the Company prior to or promptly after such transfer, transfer its rights and obligations under this Agreement with respect to such securities to such Permitted Transferee so long as such Permitted Transferee agrees in writing to be bound by the terms of this Agreement that apply to Sponsor hereunder with respect to such securities. Any purported assignment in violation of this Section 2(d) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

e) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and their permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

f) Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 10.06 and 10.07 of the BCA shall apply to this Agreement mutatis mutandis.

g) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

h) Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

i) Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

j) Expenses. Except as set forth in the BCA, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

k) Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

l) Waiver. Any party to this Agreement may, at any time prior to the Effective Time, (i) extend the time for the performance of any obligation or other act of the other parties hereto, (ii) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (iii) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

m) Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

n) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Effective Time, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 2(n).

o) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of Kcompany, and not in its capacity as a director (including “director by deputization”), officer or employee of Kcompany, if applicable. Nothing herein shall be construed to limit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving as a director of Kcompany or any subsidiary of Kcompany, acting in such person’s capacity as a director or officer of Kcompany or any subsidiary of Kcompany (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors of the Company with respect to the Merger and Transactions).

[The next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

KENSINGTON CAPITAL ACQUISITION CORP. IV

By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Chairman and Chief Executive Officer

KENSINGTON CAPITAL SPONSOR IV LLC

By:	Kensington Capital Partners, LLC
Its:	Managing Member

By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

AMPRIUS TECHNOLOGIES, INC.

By:	/s/ Kang Sun
Name: Kang Sun
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Exhibit 10.2

Execution Version

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement dated as of May 11, 2022 (this “Agreement”) is among Kensington Capital Acquisition Corp. IV (“Kcompany”), a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with the BCA (as defined herein), and certain of the stockholders of Amprius Technologies, Inc., a Delaware corporation (the “Company”), whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used but not defined in this Agreement have the meanings assigned to them in the Business Combination Agreement, dated as of the date of this Agreement (the “BCA”), among Kcompany, Kensington Capital Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Kcompany (“Merger Sub”), and the Company.

WHEREAS, Kcompany, Merger Sub and the Company are entering into, concurrently herewith, the BCA, which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Kcompany; and

WHEREAS, as of the date of this Agreement, each Stockholder owns of record the number and class of shares of Company Common Stock set forth opposite such Stockholder’s name on Exhibit A (all such shares of Company Common Stock and any shares of Company Common Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

1. Agreement to Vote. Unless the Expiration Time (as defined below) has occurred, each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees, to vote, at any meeting of the stockholders of the Company called for the purpose of approving the Merger, and in any action by written consent of the stockholders of the Company requested by the Company for the purpose of approving the Merger (which written consent shall be substantially in the form attached hereto as Exhibit B and shall be executed and delivered by such Stockholder promptly, and in any event within twenty four (24) hours, after the Company requests such delivery (provided that the Company shall not request delivery at any time prior to the Registration Statement being declared effective under the Securities Act by the SEC), all Shares held by such Stockholder at such time in favor of the approval and adoption of the BCA, the Merger and the other Transactions. Each Stockholder acknowledges receipt and review of a copy of the BCA.

2. Termination of Stockholder Agreements, Related Agreements. Unless the Expiration Time has occurred before the Effective Time, each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees to terminate, subject to and effective immediately prior to the Effective Time, provided that all Terminating Rights (as defined below) between the Company and any other holder of Company capital stock shall also terminate at such time, if applicable to such Stockholder, any rights under any letter agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company (the “Terminating Rights”) between such Stockholder and the Company.

For the avoidance of doubt, any agreements or other rights such Stockholder may have that relate to any commercial or employment agreements or arrangements between such Stockholder and the Company or any subsidiary are expressly excluded from the foregoing termination and shall continue in full force and effect in accordance with their terms.

3. Transfer of Shares. Each Stockholder severally and not jointly, agrees that, from the date of this Agreement until the Expiration Time, it shall not, directly or indirectly, without the prior written consent of Kcompany, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another stockholder of the Company that is or becomes a party to this Agreement and bound by the terms and obligations hereof, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; provided, however, that the foregoing shall not prohibit the transfer of any Shares (i) to an affiliate of Stockholder, (ii) if Stockholder is a natural person, to a member of Stockholder’s immediate family, (iii) to any charitable organization described in Section 170(c) of the Code, (iv) to any trust, the beneficiaries of which include only the persons named in the preceding clauses (ii) or (iii), (v) to any corporation, limited liability company or partnership, the stockholders, members or partners of which include only the persons described in clauses (i) through (iv) above or (vi) by will or under the laws of intestacy upon the death of Stockholder; provided, however, that in each of cases (i) through (v), the transferee shall execute a counterpart to this Agreement or a joinder agreeing to become a party to this Agreement, in each case, in form and substance reasonably acceptable to the Company.

4. No Solicitation of Transactions. From the date of this Agreement until the Expiration Time, each of the Stockholders severally and not jointly, agrees that such Stockholder shall not, and shall cause its Representatives not to, (a) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (b) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (c) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, efforts, discussions or negotiations, (d) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities or the Company, (e) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (f) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (G) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. Each Stockholder shall, and shall instruct and cause its Representatives, to immediately cease any solicitations, discussions or negotiations with any person (other than the parties to the BCA and their respective Representatives) in connection with a Company Acquisition Proposal. Each Stockholder also agrees that it will promptly request each person (other than the parties to the BCA and their respective Representatives) that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date of this Agreement. Each Stockholder shall promptly notify Kcompany (and in any event within twenty-four (24) hours) of the receipt of any Company Acquisition Proposal by such Stockholder after the date of this Agreement, which notice shall identify the third party making any Company Acquisition Proposal and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Acquisition Proposal. Notwithstanding the foregoing, such Stockholder may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 4. Any violation of the restrictions set forth in this Section 4 by any Representative of a Stockholder shall be deemed to be a breach of this Section 4 by such Stockholder.

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5. Representations and Warranties of the Stockholders. Each Stockholder severally and not jointly, represents and warrants to Kcompany as follows:

(a) The execution and delivery by such Stockholder of this Agreement does not, and the performance of this Agreement by such Stockholder will not, (i) if such Stockholder is not a natural person, conflict with or violate the governing documents of such Stockholder, (ii) conflict with or violate any Law applicable to such Stockholder or by which any of its Shares are bound, (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) on any property or asset of such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its Shares are bound or (iv) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except, with respect to clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults, consents, approvals, authorizations, permits or filings or other occurrences that, individually or in the aggregate, are not reasonably expected to prevent, materially delay or materially impede the performance by such Stockholder of its obligations under this Agreement.

(b) As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to the Shares set forth opposite the Stockholder’s name on Exhibit A, and as of the date of this Agreement, such Stockholder has the sole power (as currently in effect) to vote such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.

(c) Such Stockholder has all necessary power and authority (or, in the case of any Stockholder that is a natural person, capacity) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate, limited liability company, limited partnership, or other entity action, and no other corporate, limited liability company, limited partnership, or other entity actions on the part of such Stockholder is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms subject to the Remedies Exceptions.

6. Representations and Warranties of Kcompany. Kcompany hereby represents and warrants to each of the Stockholders as follows:

(a) The execution and delivery by Kcompany of this Agreement does not, and the performance of this Agreement by Kcompany will not, (i) conflict with or violate the governing documents of Kcompany, (ii) conflict with or violate any Law applicable to Kcompany, (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) on any property or asset of Kcompany pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Kcompany is a party or by which Kcompany is bound or (iv) require any consent,

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approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except, with respect to clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults, consents, approvals, authorizations, permits or filings or other occurrences that, individually or in the aggregate, are not reasonably expected to prevent, materially delay or materially impede the performance by Kcompany of its obligations under this Agreement.

(b) Kcompany has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Kcompany of this Agreement, the performance by Kcompany of its obligations hereunder and the consummation by Kcompany of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action and no other corporate actions on the part of Kcompany are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than (i) with respect to the Domestication, (A) the Kcompany Shareholder Approval, (B) completing and making and procuring all those declarations, affidavits, undertakings and filings required to be made with the Registrar of Companies of the Cayman Islands under Part XII of the Cayman Act in connection with the Domestication, (C) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands and (D) completing and making and procuring all those filings required to be made with the Secretary of State of the State of Delaware under the DGCL in connection with the Domestication, (ii) with respect to the Merger, the Kcompany Shareholder Approval and the approval by Kcompany as the sole stockholder of Merger Sub Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL, and (iii) with respect to the issuance of New Kcompany Common Stock, the Kcompany Shareholder Approval). This Agreement has been duly and validly executed and delivered by Kcompany and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of Kcompany, enforceable against Kcompany in accordance with its terms subject to the Remedies Exceptions.

(c) Kcompany has, jointly with the Company, delivered to each of the Stockholders a true, correct and complete copy of the execution version of each of the BCA and the Registration Rights Agreement, in each case, including all schedules, exhibits and annexes thereto.

7. Termination. Other than this Section 7 and Section 9, which shall survive any termination of this Agreement, this Agreement and the obligations of the parties hereunder shall automatically terminate upon the earliest to occur of (a) the Effective Time; (b) the termination of the BCA in accordance with its terms, (c) as to any Stockholder, the time of any modification, amendment or waiver of the BCA without such Stockholder’s prior written consent that (i) decreases or changes the form of the Per Share Merger Consideration payable to such Stockholder, (ii) imposes conditions to the obligations of the parties to the BCA to consummate the Transactions in addition to those conditions set forth in Article 8 of the BCA, (iii) modifies the conditions of the obligations of the parties to the BCA to consummate the Transactions in a manner that adversely affects in any material respect such Stockholder or (iv) extends or otherwise changes the Outside Date in a manner other than as required or permitted by the BCA and (d) the effective date of a written agreement of the parties hereto terminating this Agreement (the time of termination pursuant to this Section 7, whether pursuant to subsection (a), (b), (c) or (d), herein referred to as the “Expiration Time”). Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that nothing in this Section 7 shall relieve any party of liability for any breach of this Agreement occurring prior to termination.

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Kcompany any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the relevant Stockholder, and Kcompany shall not have the authority to direct any Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

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9. Miscellaneous.

(a) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 9(a)):

If to Kcompany, to it at:

Kensington Capital Acquisition Corp. IV

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@ Kensington-cap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

If to a Stockholder, to the address or email address set forth for Stockholder on the signature page hereof.

(b) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(c) Entire Agreement; Assignment. This Agreement, the BCA and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b) of the BCA, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

(d) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and their permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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(e) Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 10.06 and 10.07 of the BCA shall apply to this Agreement mutatis mutandis.

(f) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(g) Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(h) Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(i) Expenses. Except as set forth in the BCA, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(j) Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(k) Waiver. Any party to this Agreement may, at any time prior to the Effective Time, (i) extend the time for the performance of any obligation or other act of the other parties hereto, (ii) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (iii) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

(l) Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

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(m) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Effective Time, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 9(m).

(n) Further Assurances. At the request of Kcompany, in the case of any Stockholder, or at the request of any Stockholder, in the case of Kcompany, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

KENSINGTON CAPITAL ACQUISITION CORP. IV

By	/s/ Justin Mirro
Name: Justin Mirro
Title: Chairman and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AMPRIUS, INC.

By:	/s/ Kang Sun

Name:	Kang Sun

Title:	Chief Executive Officer

Address:

Email:

Exhibit A

Stockholder	Common Stock
Amprius, Inc.	45,000,000

Exhibit B

(Form of Written Consent of the Company Stockholders)

[Attached.]

Exhibit 99.1

Confidential

Execution Version

TAX SHARING AGREEMENT

This Tax Sharing Agreement, dated as of May 11, 2022 (this “Agreement”), is between Amprius Technologies, Inc., a Delaware corporation (the “Company”), and Amprius, Inc., a Delaware corporation (“Parent”, together with the Company, the “Members”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in the Business Combination Agreement, dated as of the date of this Agreement (the “BCA”), among Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation, “Kcompany”), Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”), and the Company.

WHEREAS, as of the date of this Agreement, the Members comprise the members of the consolidated U.S. federal income tax group of which the Parent is the parent and the Company is a member (the “Consolidated Group”) which join annually in the filing of a consolidated U.S. federal income Tax Return;

WHEREAS, as of the date of this Agreement, the Members comprise the members of the combined California income tax group (the “California Group”) of which the Parent is the parent which join annually in the filing of a combined California income Tax Return;

WHEREAS, upon the terms and subject to the conditions of the BCA, Kcompany and the Company will enter into a business combination transaction pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Kcompany; and

WHEREAS, after the Effective Date, the Company will no longer be included in the Consolidated Group or the California Group, and it is now the intention of the Members to enter into an agreement for the allocation of certain U.S. federal and state income Tax liabilities, and certain related matters.

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement:

“Consolidated Return” means any consolidated U.S. federal income Tax Return of the Consolidated Group.

“Consolidated Return Year” means any taxable period during which the Consolidated Group actually files or is required to file a Consolidated Return, including the taxable year that includes the Effective Date.

“Consolidated Tax Liability” means the consolidated U.S. federal income Tax liability of the Consolidated Group for a Consolidated Return Year.

“State Combined Return” means any consolidated, combined or unitary Tax Return with respect to State Combined Taxes (including California combined Tax Returns) for a group that includes both Members.

“State Combined Return Year” means any taxable period (or portion thereof) during which the Members actually file or are required to file a State Combined Return, including the taxable year that includes the Effective Date.

“State Combined Taxes” means any income, franchise or similar Taxes payable by a Member to any state, municipal or other local Taxing Authority.

“State Combined Tax Liability” means the consolidated, combined or unitary State Combined Tax liability of the Members for a State Combined Return Year for a group that includes both Members.

“Tax” or “Taxes” means all taxes (including interest and penalties thereon).

“Tax Returns” means all returns, reports and information statements (including all exhibits and schedules thereto and including amendments) required to be filed with a taxing authority with respect to any Taxes.

ARTICLE II.

PREPARATION AND FILING OF TAX RETURNS

Section 2.1 Returns. The Parent shall prepare and file, or cause to be prepared and filed, the Consolidated Returns for all Consolidated Return Years and all State Combined Returns for all State Combined Return Years. The Company, at the direction of the Parent, shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of such returns and maintain such books and records and provide such information as Parent may request in connection with the matters contemplated by this Agreement.

Section 2.2 Member Tax Information With respect to all Consolidated Returns and State Combined Returns, Parent shall have the right in its sole discretion to (i) adopt, make or change any Tax elections and accounting methods and (ii) amend such Tax Returns. The Company shall submit the tax information reasonably requested by the Parent in the manner and by the date reasonably requested, in order to enable the Parent to file any Consolidated Returns or State Combined Returns.

Section 2.3 Tax Allocations. For the purpose of allocating Taxes attributable to the operations of the Company pursuant to this Agreement for a taxable period that does not end on the Effective Time, the amount of such Taxes that have accrued up to the date immediately prior to and including the Effective Time shall be based on a closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service on or after the Effective Time, shall be allocated on a per diem basis.

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ARTICLE III.

RESPONSIBILITY FOR TAX; AUDITS

Section 3.1 Responsibility. The Parent will be solely responsible for, and will indemnify and hold the Company harmless with respect to, the payment of (a) the Consolidated Tax Liability for each Consolidated Return Year and (b) the State Combined Tax Liability for each State Combined Tax Year, as determined with respect to Taxes attributable to the operations of the Company under Section 2.3 hereof.

Section 3.2 Income Tax Audits.

(a) The Members acknowledge and agree that the Parent is, and shall continue to be, authorized to undertake any and all actions that are within the scope of Parent’s authority under the Code or the applicable Treasury Regulations, as the common parent of the Consolidated Group in connection with the filing of any Consolidated Returns and any U.S. federal income tax audit, examination or other tax proceeding involving Taxes filed on a group basis. The Members acknowledge that the Parent is, and shall continue to be, authorized to undertake any and all actions that are within the scope of the Parent’s authority under applicable law in connection with the filing of any State Combined Returns and any audit, examination or other tax proceeding involving State Combined Taxes. Parent shall have the authority to control, settle and resolve any dispute relating to any Consolidated Returns and State Combined Returns with the IRS or any other taxing authority.

(b) Parent is authorized to retain accountants and attorneys for the purpose of preparing any Tax Returns required to be prepared by Parent as provided for herein. The Company shall promptly forward to Parent any notice relating to any Tax Return to be so prepared by Parent or any Tax for which the Parent might be responsible (and at least within ten (10) days of Company, becoming aware of such notice) and provide the Parent with such records, documents and information as the other party shall request in connection with the preparation of such returns or in connection with any dispute with the Internal Revenue Service (“IRS”) or any other taxing authority. Each of Parent and the Company shall retain all Tax Returns, schedules, work papers and other Tax records relating to matters or periods covered by this Agreement until the expiration of the statute of limitations applicable to such underlying Taxes. Notwithstanding the foregoing, the delay or failure of any party to give notice to the other party as provided in this Section 3.2(b) shall not relieve the other party of its obligations, if any, under this Agreement, except to the extent that such other party is actually and substantially prejudiced by such delay or failure to give notice.

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ARTICLE IV.

GENERAL PROVISIONS

Section 4.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.1):

if to the Company:

Amprius Technologies, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

Email: kang@amprius.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Parent:

Amprius, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

Email: kang@amprius.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael J. Danaher

Email: mdanaher@wsgr.com

Section 4.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

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Section 4.3 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 4.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 4.5 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.5.

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Section 4.6 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.7 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 4.8 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 4.9 Expenses. Except as set forth elsewhere in this Agreement, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 4.10 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 4.11 Waiver. Any party to this Agreement may, at any time prior to the Effective Time, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 4.12 Termination. In the event of the termination of the BCA, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company and the Parent have caused this Tax Sharing Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMPRIUS TECHNOLOGIES, INC.

By:	/s/ Kang Sun
Name: Kang Sun
Title: Chief Executive Officer

AMPRIUS, INC.

By:	/s/ Kang Sun
Name: Kang Sun
Title: Chief Executive Officer

Exhibit 99.2

INDUSTRY-DISRUPTING SILICON NANOWIRE BATTERY COMPANY AMPRIUS TECHNOLOGIES, INC. TO LIST ON NYSE THROUGH MERGER WITH KENSINGTON CAPITAL ACQUISITION CORP. IV

•

Amprius Technologies, Inc. has entered into a business combination agreement with Kensington Capital Acquisition Corp. IV (NYSE: KCAC.U); upon closing, the combined company’s common stock will be listed on the New York Stock Exchange under the ticker symbol “AMPX”

•	Amprius is transforming electric mobility by developing, manufacturing, and selling the most powerful lithium-ion batteries on the commercial market today

•

Amprius currently provides its batteries to the aviation and defense industries, including customers such as Airbus and the U.S. Army, with plans to deliver its technology to additional markets including the automotive industry

•

The transaction assumes approximately $430 million in gross proceeds raised through the business combination, including $230 million of cash in trust and up to $200 million in additional equity financing

•	Pro forma implied enterprise value of the combined company is $939 million

FREMONT, Calif. / WESTBURY, N.Y. – May 12, 2022 – Amprius Technologies, Inc. (“Amprius”), the leader in lithium-ion batteries with its Si Nanowire Anode Platform, and Kensington Capital Acquisition Corp. IV (“Kensington”) (NYSE: KCAC.U), a special purpose acquisition company, today announced a definitive agreement for a business combination that would result in Amprius becoming a publicly-listed company. Upon closing of the transaction, the combined company will be named Amprius Technologies, Inc. and its common stock will trade on the NYSE under the new ticker symbol “AMPX.”

Founded in 2008, Amprius develops, manufactures, and sells ultra-high energy density lithium-ion batteries using its innovative, patent-protected silicon nanowire anode technology. Amprius batteries offer highest energy density for longer endurance and higher performance when compared to lithium-ion batteries that utilize graphite anodes.

The market-leading performance of Amprius’ 100% silicon anode battery is expected to accelerate the development of electric mobility, with the goal of making Amprius silicon nanowire anode technology a mainstream technology in the lithium-ion battery industry. Amprius batteries’ high-energy and high-power capabilities are uniquely positioned to address the aviation, defense and electric vehicle markets. Amprius is currently delivering commercial batteries to the aviation and defense markets, with customers that include Airbus and AeroVironment. Having reached commercialization in the aviation and defense markets, Amprius is primed to make significant advancements, including, at the appropriate time, accessing additional markets including the automotive industry.

Dr. Kang Sun, Chief Executive Officer of Amprius, commented: “Today represents a significant milestone for Amprius. A merger with Kensington – who has extensive expertise and operating capabilities in the automotive and electric mobility sectors – will help us realize the full potential of our industry-disrupting technology. The superior performance of our silicon nanowire anode battery is unmatched in the commercial market. We believe Amprius will help power the mobility revolution and that the proceeds from this transaction, along with the partnership and support of Kensington’s world-class team, will enable us to significantly scale our production capabilities to meet the overwhelming demand for our silicon nanowire anode batteries.”

Justin Mirro, Chairman and Chief Executive Officer of Kensington, added: “We are so impressed with Amprius and extremely pleased to announce our business combination with this great company. Amprius is already the market leader, and we are excited about combining their proven technology and commercialization with our manufacturing and public market experience to help the company meet demand. Amprius is truly advancing electric mobility today, and we are thrilled to support them in making the world better for generations to come.”

Transaction Overview

The business combination values Amprius at an implied pro forma enterprise value of $939 million, assuming no redemptions by our public stockholders in connection with closing and the payment of estimated transaction expenses. The boards of directors of both Kensington and Amprius have approved the proposed transaction, which is expected to be completed in the second half of 2022, subject to, among other things, the approval by Kensington’s stockholders and satisfaction or waiver of other conditions stated in the definitive documentation.

The transaction will result in gross proceeds of approximately $430 million to Amprius, comprised of $230 million of cash held in Kensington’s trust, before redemptions, and up to $200 million in additional equity financing to be raised prior to the closing of the business combination.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Kensington with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Hughes Hubbard & Reed LLP is serving as legal advisor and Marcum is serving as auditor to Kensington. Oppenheimer & Co. Inc. is serving as financial advisor, Wilson Sonsini Goodrich & Rosati is serving as legal advisor, and SingerLewak is serving as auditor to Amprius.

Investor Conference Call Information

Amprius and Kensington will host a joint investor conference call at 9:00am today, May 12, 2022, to discuss the proposed transaction. To listen to the prepared remarks via telephone dial 1-844-826-3033 (U.S.) or 1-412-317-5185 (International) and an operator will assist you. A telephone replay will be available at 1-844-512-2921 (U.S.) or 1-412-317-6671 (International), passcode: 10166703 through May 26, 2022. The conference call will be broadcast simultaneously and available for replay here.

A transcript of this conference call can also be found on Amprius’ Investor Relations page and will be filed by Kensington with the SEC.

About Amprius Technologies, Inc.

Amprius Technologies, Inc. is a leading manufacturer of high-energy and high-power lithium-ion batteries producing the industry’s highest energy density cells. The company’s corporate headquarters is in Fremont, California where it maintains an R&D lab and a pilot manufacturing facility for the fabrication of silicon nanowire anodes and cells. For additional information, please visit amprius.com.

About Kensington Capital Acquisition Corp. IV

Kensington Capital Acquisition Corp. IV (NYSE: KCAC.U) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. Kensington’s management team of Justin Mirro, Dieter Zetsche, Bob Remenar, Simon Boag and Dan Huber is supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle, and Matt Simoncini.

Kensington’s units, subunits and warrants are currently trading on the New York Stock Exchange under the symbols “KCAC.U,” “KCA.U,” and “KCAC.WS,” respectively. Each “KCAC.U” unit contains one subunit and 1 warrant. Each “KCA.U” subunit contains one share of Kensington common stock and 1 warrant. A holder of the subunit will only be able to retain the 1 warrant underlying the subunit if the holder elects not to redeem the subunit in connection with the Business Combination. The subunits will not separate into shares of common stock and warrants until the consummation of the Business Combination.

For additional information, please visit www.autospac.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Amprius’ expected product offerings, Amprius’ ability to produce its products at a commercial level and the capitalization of Kensington after giving effect to the proposed business combination between Amprius and Kensington (the “Proposed Business Combination”). These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Amprius or

Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed below and in Kensington’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2022 under the heading “Risk Factors” and other documents of Kensington filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this press release. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this press release other than as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Kensington plans to file a registration statement on form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus of Kensington. Kensington also plans to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Kensington. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENDS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THER ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Amprius and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kensington in connection with the Proposed Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts:

For Amprius Technologies

Investors

Cody Slach and Sophie Pearson

Gateway

949-574-3860

IR@amprius.com

Media

Renée Maler

Philosophy PR

510-499-9746

renee@philosophypr.com

For Kensington

Dan Huber

Chief Financial Officer

dan@kensington-cap.com

703-674-6514

Exhibit 99.3

Amprius Technologies, Inc. Merger with Kensington Capital Acquisition Corp. IV

Investor Conference Call Transcript

May 12, 2022

Operator

Good morning, and welcome to the Amprius Technologies, Inc. and Kensington Capital Acquisition Corp. IV Transaction Conference Call. At this time, all participants will be placed in a listen-only mode as our call is being recorded. I will now turn the call over to Sophie Pearson from Gateway Group who will begin with an introduction.

Sophie Pearson – Gateway Group

Thank you, and welcome to today’s conference call announcing the business combination of Kensington Capital Acquisition Corp. IV and Amprius Technologies.

Joining us on the call are Justin Mirro, Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. IV, Dr. Kang Sun, Chief Executive Officer of Amprius Technologies, Sandra Wallach, Chief Financial Officer of Amprius Technologies, and Jon Bornstein, Chief Operating Officer of Amprius Technologies.

Please note that this presentation contains forward-looking statements including but not limited to, statements regarding customer adoption, development of volume manufacturing tools and facilities, and future product and technology improvements. These statements involve known and unknown risks, uncertainties and other important factors that may cause Amprius’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For a more fulsome discussion of these risks and uncertainties, please see Kensington Capital Acquisition Corp. IV’s filings with the SEC, including, but not limited to, the summary risk factors described in the investor presentation filed as an exhibit on its Form 8-K filed today.

I will now turn the call over to Justin.

Justin Mirro – Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. IV

Thank you, Sophie, and hello everyone. We thank you for joining today’s call. My name is Justin Mirro, and I am the Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp IV. Our New York Stock Exchange ticker is KCAC.U. We are very excited to announce our business combination with Amprius Technologies, which has transformed electric mobility by developing and manufacturing the most powerful lithium-ion batteries on the market today.

And while there are many innovative batteries on the horizon, Amprius is powering future mobility today with their silicon nanowire batteries, which are currently used in drones, electric planes, and military devices around the world.

The Kensington team has over 300 years of combined experience with groundbreaking businesses, especially in the area of electric mobility through our success with QuantumScape (a leader in solid state batteries) and Wallbox (a leader in smart EV charging). It is why we are so excited about combining Amprius’ proven technology and commercialization with our manufacturing and public market experience.

We have reviewed the technical, commercial, and financial results of Amprius – and we are impressed.    Most notably, Amprius addresses the largest mega-trend in the transportation industry today – the growth in electric mobility. Amprius has addressed this by developing, producing, and selling the most powerful batteries available for electric mobility.

This is why we are so impressed with Amprius and excited to help facilitate the public listing of this pure-play battery company, one that is already the market leader by enabling the future of electric mobility today.

The business combination values Amprius at a pro forma enterprise value of $939 million and is expected to be completed in the second half of 2022. We believe this valuation compares favorably to other publicly traded battery companies, especially since Amprius is already producing and selling its lithium-ion batteries to commercial customers.

Existing Amprius investors will be rolling 100% of their equity, and all transaction proceeds after the payment of expenses will be retained by the business to fuel growth.

Kensington will be contributing our $230 million of Cash in Trust (after giving effect to any redemptions) and we expect to raise up to $200 million in equity financing. Assuming no redemptions, receipt of the full $200 million from our equity financing and after the payment of expected expenses, at the close of this transaction, Amprius is expected to have $390 million of cash (and no debt) to build out their new high-volume manufacturing plant in the U.S. to supply customer demand.

To better explain Amprius and their battery technology, I would like to introduce the CEO of Amprius, Dr. Kang Sun.

Dr. Kang Sun – Chief Executive Officer of Amprius Technologies, Inc.

Thank you, Justin, and good morning to everyone. I would also like to express our team’s excitement about this transaction with Kensington, which will enable Amprius to significantly scale its production capabilities to begin to meet the overwhelming demand for our silicon nanowire anode batteries.

Amprius is in the business of developing and manufacturing ultra-high energy density lithium-ion batteries. Our silicon anode battery technology is enabling the future of electric mobility. Our battery’s performance in all categories is superior to anything currently available in the market, and we are currently manufacturing and selling these batteries to customers.

What made all this possible is our amazing team of technology innovators and experienced business operators. Our team has experience in managing large business enterprises as well as leading technology startups, and our conviction and passion for silicon nanowire anode battery technology has made Amprius into the company it is today. Several members of the leadership team have been with Amprius for over a decade. As we prepare to become a public company, we have further strengthened the functional leadership of the team. Our CFO, Sandra Wallach, joined last year to support us through this go-public process and institutionalize our financial systems in preparation for being a listed company.

Our team is also supported by an extraordinary board that has been with Amprius from the very beginning. Our board members are deeply knowledgeable technology investors who have financed very successful companies around the world. Our investors include aviation industry leader Airbus and a group of renewable energy investment pioneers.

Growing a transformational technology into a successful business is rarely an easy journey. It took Amprius over a decade to get to where it is today. Amprius was founded in 2008 and was fully operational in 2010. We finalized our silicon nanowire anode structure design and the manufacturing process in 2014 and built the first manufacturing line in 2016. Two years later, we received our first purchase order from Airbus and began the journey towards commercialization. In 2021, we initiated our large-scale manufacturing project, and this transaction will help us to fulfill our growth objectives.

Today, we are developing and manufacturing the most advanced lithium-ion batteries available in the market, with the capability to produce approximately 250 KWh annually. Our silicon nanowire anode battery technology is protected by patents and extensive trade secrets. More importantly, our customers have validated our products’ performance through their repeated purchase orders for our commercial batteries.

Amprius has also been recognized with numerous awards. In 2021, we were awarded the Airbus Innovative Supplier Award, selected from among thousands of their suppliers. We have also twice won a United Stated Advanced Battery Consortium (USABC) development contract for advanced EV battery development.

So, why is silicon attractive? Silicon has approximately 10 times higher capacity than graphite. An Amprius silicon nanowire anode today has achieved 3400 mAh/g capacity, the highest capacity anode in the industry and roughly 10 times the capacity of commercial graphite anodes. However, because silicon expands up to 300%, not all silicon structures can work as an anode. The volume expansion causes stress in the anode structure, eventually leading to degradation and device breakdown. This problem has prevented silicon from being an anode for lithium-ion batteries for decades. That has all changed with Amprius technology.

Our silicon nanowire anode is the most ideal silicon anode structure and is the only 100% silicon anode available. Amprius silicon nanowire structures have nano porosity within the nanowires and micro porosity between nanowires to allow for silicon volume expansion without damaging the anode. The nanowires are built directly on a metal substrate. Ions and electrons travel in a straight path between and through the nanowires, facilitating high electric and ionic conductivity and enabling fast charging.

Amprius silicon nanowire anodes make ultra-high energy density batteries possible. For a given battery thickness, our battery cells have about 70% higher energy density than graphite. For a given energy density, our batteries are almost 40% thinner than graphite. Because of a much higher energy density anode, we can pack more cathode in the battery to boost energy density.

In real-world applications, Amprius batteries deliver approximately twice the range and mission time and have demonstrated visible advantages over other commercially available batteries.

I will now turn the conversation over to our COO, Jon Bornstein, who will share our anode production scaling plan.

Jon Bornstein – Chief Operating Officer of Amprius Technologies, Inc.

Thank you, Kang.

Amprius not only invented silicon nanowire anode technology – we also invented the manufacturing process for the silicon nanowire anode and built its production line with our equipment partners. Our silicon nanowire anode fabrication involves three steps: first is the nanowire template growth on a metal substrate, followed by a porous silicon coating, and then completed with a dense silicon surface coating.

Our process is both simple and entirely automated and is protected by a combination of patents and trade secrets.

Our battery manufacturing process fits seamlessly within the existing ecosystem of today’s lithium-ion battery manufacturing. Apart from the silicon nanowire anode production equipment, all other production equipment is already available in the industry. We will leverage existing manufacturing processes and assembly equipment. This significantly reduces manufacturing scale-up risk and time.

With our current anode production equipment, we have been manufacturing silicon nanowire anodes on two kWh scale production lines since 2016.

As we look to scale our manufacturing, Amprius expects to partner with solar equipment leader Centrotherm to build our GWh production line. Centrotherm is adapting a high throughput and low-cost production platform used in the solar industry to create a high-volume production tool for silicon nanowire. We have rigorously tested and validated the performance of our silicon nanowire anode produced on this platform.

Our current facility is based in Fremont, CA. For the next phase of our development, we will be building a U.S.-based high-volume manufacturing facility, which we expect will be in either Texas or Georgia.

I’ll now turn the discussion back to Kang.

Dr. Kang Sun – Chief Executive Officer of Amprius Technologies, Inc.

Thanks Jon.

The opportunity for Amprius batteries is enormous. Our battery’s high-energy and high-power capabilities are uniquely positioned to address the aviation and EV markets. These markets require batteries with performance that Amprius can deliver – high energy density, high power density, fast charging, and wide operating temperature.

Our primary focus thus far has been the aviation market. We are selling batteries and engaging with customers in three aviation market segments – unmanned aerial systems (UAS), high altitude pseudo satellites (HAPS), and air transportation. Within each segment, Amprius’ customized batteries are the leader in product performance.

For UAS and HAPS, these batteries are designed into our customers’ products and are used in customers’ products. We have the specific parts numbers for these market applications and no one else has been able to compete with Amprius at this level of performance in the commercial market. For air transportation, we are engaged with a tier-1 partner to jointly develop a custom cell.

In fact, industry-leading customers have validated our technology. Airbus HAPS is a fantastic commercial application of Amprius batteries. We began supplying Airbus with high-energy density batteries in 2018 and helped make Airbus HAPS commercial launch possible. In 2019, Amprius batteries enabled Airbus to set world records for HAPS flight.

Amprius has also delivered commercial batteries to the U.S. military. In the aviation space, we are also engaged with AeroViroment and Teledyne Flir for drone development. Amprius battery performance is critically important for those customers, and we are currently the only solution that meets their very demanding requirements. We also have an existing contract with the USABC for the development of next-generation EV batteries.

I will now turn the discussion over to our CFO, Sandra Wallach, to talk about how this transaction will help further transform our business.

Sandra Wallach – Chief Financial Officer of Amprius Technologies, Inc.

Thank you, Kang.

As Justin mentioned, we plan to use the proceeds from this transaction to develop commercial-scale production in order to meet the overwhelming demand for our batteries, particularly for electric aviation applications.

We look forward to completing this merger and transitioning to the public markets with the Kensington team as they share our vision that batteries must play a critical role in the global transition to clean energy.

Thank you very much and have a great day.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Amprius Technologies, Inc.’s (“Amprius”) expected product offerings, the addressable market for Amprius’ products, Amprius’ ability to produce its products at a commercial level and the capitalization of Kensington Capital Acquisition Corp. IV (“Kensington”) after giving effect to the proposed business combination between Amprius and Kensington (the “Proposed Business Combination”). These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed below and in Kensington’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2022 under the heading “Risk Factors” and other documents of Kensington filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this communication. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this communication other than as required by law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Business Combination, Kensington plans to file a registration statement on form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus of Kensington. Kensington also plans to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Kensington. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENDS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THER ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Amprius and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kensington in connection with the Proposed Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available.

NO OFFER OR SOLICITATION

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Exhibit 99.4

amprius

Transforming Electric Mobility

KENSINGTON

Investor Presentation

May 2022

Investor Presentation May 2022 Transforming Electric Mobility Exhibit 99.4

DISCLAIMER INDUSTRY AND MARKET DATA Although all information and opinions and or other information expressed in this presentation (this “Presentation”), including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Amprius Technologies, Inc. (“Amprius” or the “Company”) and Kensington Capital Acquisition Corp. IV (“Kensington”) have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Amprius and Kensington. which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and is not and should not be assumed to be complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Amprius and Kensington. FORWARD-LOOKING STATEMENTS This Presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Amprius' expected product offerings, the addressable market for Amprius’ products, Amprius' ability to produce its products at a commercial level and the capitalization of Kensington after giving effect to the proposed business combination between Amprius and Kensington (the “Proposed Business Combination”). These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed below and in Kensington’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2022 under the heading “Risk Factors” and other documents of Kensington filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of the Presentation. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this Presentation other than as required by law.

DISCLAIMER (CONT.) IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Proposed Business Combination, Kensington plans to file a registration statement on form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus of Kensington. Kensington also plans to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Kensington. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENDS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THER ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Amprius and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. PARTICIPANTS IN THE SOLICITATION Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kensington in connection with the Proposed Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. NO OFFER OR SOLICITATION This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. TRADEMARKS AND TRADE NAMES Amprius and Kensington own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, or products in this Presentation is not intended to, and does not imply, a relationship with Amprius or Kensington, or an endorsement or sponsorship by or of Amprius or Kensington. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Amprius or Kensington will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

AMPRIUS & KENSINGTON Transaction Overview Founded in 2008, Amprius is a pioneer in the production of silicon nanowire anodes for high-energy density lithium-ion batteries Kensington Capital Acquisition Corp. IV (NYSE: KCAC.U, “Kensington”) is a SPAC with $230 million of cash held in trust Amprius and Kensington are combining to expand the commercial battery production capabilities of Amprius Amprius shareholders are rolling 100% of their equity Transaction proceeds will be retained in the business and used for growth capital expenditures Pro forma for the transaction (assuming no redemptions): Net transaction expenses, Amprius will have $390 million of pro forma cash to fund construction of its mass production manufacturing facility ($230 million Kensington cash in trust, plus $200 million additional equity capital, less $40 million in estimated transaction expenses)(1) Pro Forma Enterprise Value of $939 million Represents attractive entry relative to battery peer group Kensington has identified Amprius as a unique and compelling investment opportunity – Amprius has developed and is presently manufacturing a commercial silicon nanowire anode battery technology that is expected to enable the future of electric mobility Overview Valuation See Slide 23 for more information.

Innovation 100% silicon anode battery(1) Superior Battery Performance High Energy Density Up to 450 Wh/kg(2) and 1,150 Wh/L(2)(3) High Power Density Up to 10C Fast Charge Rate Capability 80% charge in <6 minutes Wide Operating Temperature -30°C to 55°C Commercially Proven Tested and validated by industry leading partners We Enable the Future of Electric Mobility Today Actual percentage of silicon is 99.5-99.9% which is within the range of acceptable purity levels for materials that are considered 100%. At C/10 and 23°C. Volumetric energy density is calculated using body dimensions at 30% state of charge (“SoC”).

LEADERSHIP TEAM Technology Innovators and Experienced Business Operators Core Operational and Technical Team has been at Amprius for 10+ Years Dr. Kang Sun Chief Executive Officer and Director Led two successful business ventures in renewable energy – JA Solar Co. Ltd. (launched IPO on NASDAQ) and RayTracker Inc. (acquired by First Solar Inc.). Former VP and GM at Honeywell; VP and CTO at Océ, N.V. Ph.D. Materials Science, Brown University. Jon Bornstein Chief Operating Officer Silicon Valley veteran with 25 years’ experience in the semiconductor industry leading high-volume manufacturing, product development and R&D. M.S. Materials Science, Stanford University. Dr. Ionel Stefan Chief Technical Officer Recognized expert in electrochemistry and energy storage. Leads the company’s scientific research and development of high-energy and high-power batteries. Ph.D. Chemistry, Case Western Reserve University. Aaron Bakke Director of Quality and Manufacturing Experienced leader in quality assurance, lean manufacturing ERP implementation and supply chain. Globally recognized accomplishments in quality and manufacturing. MBA, Northwestern University – Kellogg School of Business. Ronnie Tao VP of Business Development Industry veteran with buyer and supply-side experience, sales and strategic development. Successfully led market penetration towards industry leadership in Micro-Mobility, Consumer Electronics, Smart Home Robotics and Smart Home Devices. MBA, University of Rochester – Simon Business School. Sandra Wallach Chief Financial Officer Experienced public company CFO. Former CFO of Identiv (NASDAQ: INVE); VP of Finance at MiaSole and Juniper Networks; CFO of General Electric’s (GE) Industrial Systems, Drives & Controls division. B.A. Economics and Public Policy, University of California, Berkeley. Dr. Weijie wang Chief Scientist Pioneer of design and fabrication of the silicon nanowire anode. Renowned expert in vapor phase deposition technologies. Responsible for nanowire development and manufacturing. Ph.D. Condensed Matter Physics, Lanzhou University.

BOARD AND INVESTORS

Track Record of Creating Significant Public Shareholder Value

Board of Directors

DON DIXON

Chairman of the Board

TRIDENT CAPITAL · ForgePoint CAPITAL

DR. STEVEN CHU

Board Director

1997 Nobel Prize for Physics

Stanford University · U.S. DEPARTMENT OF ENERGY

DR. WEN HSIEH

Board Director

KPCB KLEINER PERKINS CAUFIELD BYERS

DR. KANG SUN

Chief Executive Officer and Board Director

amprius

Selected Investors

AIRBUS · TRIDENT CAPITAL · KPCB KLEINER PERKINS CAUFIELD BYERS · SAIF Partners

innovation endeavors · IPV Capital 盈 富 泰 克 · VantagePoint Capital Partners

KENSINGTON

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Don Dixon Chairman of the Board Dr. Wen Hsieh Board Director Dr. KANG SUN Chief Executive Officer and Board Director Board and Investors Kensington Capital Acquisition Corp. IV (NYSE: KCAC.U) is a Special Purpose Acquisition Company (“SPAC”) with $230 million of cash held in trust focused on combining with a company in the global automotive and automotive-related sectors Seasoned SPAC management team averaging 30 years of operational and transactional experience Experienced board with extensive public company capabilities and networks in the mobility and manufacturing sectors VantagePoint Capital Partners Board of Directors Selected Investors Dr. Steven Chu Board Director 1997 Nobel Prize for Physics Track Record of Creating Significant Public Shareholder Value

COMPANY DEVELOPMENT

Turning a Transformational Technology Into a Commercial Reality

amprius

Founded in 2008
Fully Operational in 2010

2008

Silicon Nanowire Design Finalized in 2014

2014

KWh Scale Manufacturing in 2016

2016

Customer Orders & Commercial Sales in 2018

2018

GWh Scale Project Development Initiated in 2021

2021

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Company Development Founded in 2008 Fully Operational in 2010 KWh Scale Manufacturing in 2016 Customer Orders & Commercial Sales in 2018 GWh Scale Project Development Initiated in 2021 Turning a Transformational Technology Into a Commercial Reality Silicon Nanowire Design Finalized in 2014 2016 2008 2014 2018 2021

AMPRIUS AT A GLANCE

High Performance Battery Offerings

Commercially Available Today and Validated by Blue Chip Partners

100% Silicon Anode Technology[1]	Founded in **2008** with Headquarters in **Fremont, CA**	Up to **80%** Higher Energy Density than Conventional Batteries	**75+** Patents[2]
~250 KWh Commercial Manufacturing Capacity Today	**30+** Customers Validated Performance	**~16.7K** Batteries Shipped	**10** SKUs

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amprius
amprius

World Changing Ideas 2022 Finalist Fast Company

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AmpriuS at a Glance 100% Silicon Anode Technology(1) ~250 KWh Commercial Manufacturing Capacity Today 75+ Patents(2) Up to 80% Higher Energy Density than Conventional Batteries ~16.7K Batteries Shipped Actual percentage of silicon is 99.5-99.9% which is within the range of acceptable purity levels for materials that are considered 100%. 62 patents have been issued (29 in the U.S. and 33 in the EU, Korea, Japan, China, Taiwan, Israel). 15 pending applications (5 in the U.S. and 10 Worldwide). Airbus Defence and Space 2021 Innovative Supplier of the Year Award 30+ Customers Validated Performance 10 SKUs USABC Low Cost, Fast Charging Silicon Nanowire Cell Technology Contract Award High Performance Battery Offerings World Changing Ideas 2022 Finalist Fast Company Commercially Available Today and Validated by Blue Chip Partners Founded in 2008 with Headquarters in Fremont, CA

GRAPHITE VS. SILICON

Actual Anode Capacity
3,400
mAh/g
360
mAh/g
Graphite(2)
Silicon(2)

Before Cycling
After Cycling
Broken silicon particles
Silicon Particles
Anode
Silicon particles fail during cycling
Amprius Silicon
Nanowire Anode
Silicon nanowire structure maintains its form

10

Why Silicon? 100% Silicon Anode(1) Has ~10x Capacity vs. Graphite Graphite vs. Silicon Actual percentage of silicon is 99.5-99.9% which is within the range of acceptable purity levels for materials that are considered 100%. Based on Amprius measurements in half cells. Silicon anode can swell up to ~300% causing battery damage after a few cycles Before Cycling After Cycling Silicon particles fail during cycling Broken silicon particles Silicon nanowire structure maintains its form Silicon Particles Anode Amprius Silicon Nanowire Anode Actual Anode Capacity Silicon(2) Graphite(2) 3,400 mAh/g 360 mAh/g

Top View Silicon Anode Structure Amprius Solved the #1 Problem with Silicon Anodes Silicon Surface Coating Silicon Coating Silicon Nanowire Template Substrate Side View 100% Silicon Nanowires(1) Allow Volume Expansion without Binders, Graphite or any Inactive Materials Conventional Graphite (and/or Silicon) Particles Silicon Nanowires Spacing between nanowires and silicon porosity accommodate silicon volume expansion Ions and electrons travel straight paths Most conductive path for ions and electrons results in high power capability and fastest charge rate Actual percentage of silicon is 99.5-99.9% which is within the range of acceptable purity levels for materials that are considered 100%.

GRAPHITE VS. SILICON

Conventional Graphite Battery

Current Collector
Graphite Anode
Lithium Ion
Cathode
Current Collector

Amprius Silicon Anode Battery

Lithium Ion
Current Collector
Silicon Anode is a Thinner, Direct Replacement
Higher Cathode Loading Enables Much Higher Energy
Current Collector

12

Graphite vs. Silicon Amprius’ Anode is a Drop-in Replacement for Lithium-Ion Batteries Conventional Graphite Battery Graphite Anode Current Collector Cathode Amprius Silicon Anode Battery ` Higher Cathode Loading Enables Much Higher Energy Silicon Anode is a Thinner, Direct Replacement Current Collector Current Collector Current Collector Lithium Ion Lithium Ion

Performance Metric Graphite Anode Battery Cells(1) Anode Capacity (mAh/g)(1)(2) 335-355 1,500-2,500 Specific Energy (Wh/kg) ~215-285 360-500 Energy Density (Wh/L) ~530-715 890-1,400 Charging Time to 80% 30 minutes <6 minutes Rate Capability/Power Up to 10C Up to 10C Cycle Life 500-1,000 cycles 200-1,200 cycles Operating Temperature -20 to 60°C -30 to 55°C Incumbent Technology vs. Amprius Amprius' Battery Cells Today Outperform Graphite Batteries Other than cycle life, based on survey of 18650 technical datasheets (ex. Panasonic NCR18650G), Sony VTC6 technical datasheet, iFixit reports on iPhone and Samsung batteries and Y. Sun et al.: Li-ion Battery Reliability – A Case Study of the Apple iPhone. For cycle life, based on Shmuel De-Leon: Li-Ion NCA/NMC Cylindrical Hard Case Cells Market 2021. Anode Capacity for Graphite Anode Battery (full cells) uses typical N/P ratio of 1.05 - 1.10. Includes both released and unreleased products with energy and power cell designs. (3)

RELATIVE PERFORMANCE

Amprius Batteries Deliver Twice the Mission Time

Battery Cell Energy Density
GRAVIMETRIC
VOLUMETRIC
260 Wh/kg
450 Wh/kg
700 Wh/L
1,150 Wh/L
Graphite(1)
Amprius(2)
Graphite(1)
Amprius(2)

GRAPHITE
AMPRIUS
24min
42min
FLIGHT TIME(3)
3h 6min
5h 40min
TALK TIME(4)
8h 12min
17h 48min
MISSION TIME(5)
310 miles
547 miles
RANGE(6)

14

Survey of 18650 technical datasheets (ex. Panasonic NCR18650G) and iFixit reports on iPhone and Samsung batteries. Actual battery cell energy densities measured by Amprius for an energy cell design. Flight Time – estimated based on customer-generated models for a balanced power and energy cell design. Talk Time – customer-reported data for an energy cell design. Mission Time – results from Conformal Wearable Battery developed for U.S. Army for an energy cell design. Range - estimated for a Tesla Model 3 long-range battery specifications for an energy cell design. Amprius Batteries Deliver Twice the Mission Time Relative performance Flight Time(3) Mission Time(5) Range(6) 24min 8h 12min 310 miles 17h 48min 547 miles 42min Graphite(1) Graphite(1) Battery Cell Energy Density 260 Wh/kg 700 Wh/L 450 Wh/kg 1,150 Wh/L Volumetric Gravimetric Amprius(2) Amprius(2) GRAPHITE AMPRIUS talk time(4) 3h 6min 5h 40min

ANODE PRODUCTION

Silicon Nanowire Anode in KWh-Scale Production Today

Metal Foil
Nanowire "Template"
100% Silicon Coating(1)
Foil Substrate Load
Nanowire Module
Silicon Deposition Modules
Finished Anode

15

Nanowire “Template” Metal Foil 100% Silicon Coating(1) Foil Substrate Load Finished Anode Nanowire Module Silicon Deposition Modules Anode Production Silicon Nanowire Anode in KWh-Scale Production Today Actual percentage of silicon is 99.5-99.9% which is within the range of acceptable purity levels for materials that are considered 100%.

MANUFACTURING PROCESS

Amprius Utilizes Existing Commercial Manufacturing Processes

SILICON NANOWIRE ANODE

BATTERY CATHODE

Mixing

Coating

Calendaring

SILICON NANOWIRE ANODE BATTERY ASSEMBLY

Slitting

Stacking

Formation

amprius
Silicon Nanowire
Lithium-Ion Cell
CL0027 3.6 V 5800 mAh

SILICON NANOWIRE ANODE MANUFACTURING LINE

TRADITIONAL BATTERY MANUFACTURING LINE

amprius
16

Silicon Nanowire Anode Battery Cathode Silicon Nanowire Anode Battery Assembly Traditional Battery Manufacturing Line Silicon Nanowire Anode Manufacturing Line Cathode and Assembly Processes are Unchanged; the Only Change is to the Anode Manufacturing Line Manufacturing Process Amprius Utilizes Existing Commercial Manufacturing Processes Mixing Calendaring Coating Slitting Stacking Formation

High-volume MANUFACTURING TooL Equipment Designed for GWh-Scale Production Large-Scale Anode Tool Leveraging Commercially-Used Solar Production Technology https://www.centrotherm.de/ Expected to partner with Centrotherm(1), a supplier of production solutions to the world’s leading manufacturers of semiconductors and solar cells, to be our mass production tool provider Utilizing well-established tool provider is expected to reduce technical and schedule risk

PLANNED HIGH-VOLUME MANUFACTURING FACILITY

U.S. High-Volume Manufacturing Facility

Key Criteria

Top Locations Identified

Amprius Headquarters and Pilot (KWh) Scale Commercial Manufacturing Facility
TEXAS
GEORGIA

Rendering of High-Volume Manufacturing Plant

amprius
18

Planned High-Volume MANUFACTURING FACILITY U.S. High-Volume Manufacturing Facility Skilled manufacturing workforce Favorable taxes and incentive programs Utilities and access to raw materials Regulatory permitting Real estate costs Industrial construction experience Accessibility of rail and interstate Rendering of High-Volume Manufacturing Plant GEORGIA Key Criteria Top Locations Identified TEXAS Amprius Headquarters and Pilot (KWh) Scale Commercial Manufacturing Facility

Market Segment Amprius Advantage TAM – 2025 Unmanned Aerial Systems (“UAS”)(1) Drones for delivery, imaging, and military, including high altitude pseudo satellites (“HAPS”) Ultra-high gravimetric and volumetric energy density and extreme-fast charge $38.2B Air Transportation(2) Passenger Airplanes (5-20 passengers) and Urban Air Mobility (“UAM”) (1-4 passengers) Ultra-high gravimetric energy density and extreme-fast charge $11.1B Electric Vehicles(3) Ultra-high gravimetric density, operational in wide temperature and pressure ranges and extreme-fast charge $67.2B $116.5B Aviation EV Total $38.2B 2025 UAS battery market estimated as total UAS market in 2025 ($63.6B, InsiderIntelligence) plus total HAPS market in 2025 ($70M, Stratistics) * Amprius estimate of battery spend per system and replacement estimates. $11.1B 2025 UAM battery market estimated as total UAM Market in 2025 ($37.0B, Morgan Stanley Research) * Amprius estimate of battery spend per system and replacement estimates. Electric vehicle battery market size from Markets and Markets Research February 2021 report. Target MARKETS Uniquely Positioned to Address the Aviation and EV Markets

Unmanned Aerial Systems (Drones) High Altitude Pseudo Satellites Air Transportation Product Application Recon Drone Delivery Drone(1) Stratospheric Satellite eVTOL(2) Battery Cell 1.4 Ah, CL0065 10 Ah, Custom 5.8 Ah, CL0062 15+ Ah, Custom Performance Specification 390 Wh/kg at C/5 300 Wh/kg at 1C with 4C continuous, 8C pulse 450 Wh/kg at C/10 380+ Wh/kg at C/5 with 6C long pulse End User Benefit Very long endurance and increased capacity with no increase in weight or volume Multirotor UAS with extreme-fast charge and greatly extended service radius Ultra long sustained flight at high altitude with max payload eVTOL with extreme-fast charge and greatly extended service radius Target Markets Applications Enabled by Amprius’ Batteries Delivery Drone battery cell in RFP process. eVTOL battery cell in joint development process.

BLUE CHIP PARTNERS Amprius Batteries Have Been Validated by Industry Leaders Amprius has enabled Airbus to set World Records for HAPS endurance and flight Amprius is designed into Airbus’ HAPS platform Airbus Defence and Space 2021 Innovative Supplier of the Year Award Current Amprius Strategic Investor Commercial shipments in 2022 with backlog commitments through 2023 New multi-year development program for low cost EV batteries with the United States Advanced Battery Consortium (“USABC”) Commercial shipments since 2017 Nine development programs The high specific energy of Amprius batteries enable the Zephyr to fly uninterrupted in the stratosphere which would not be possible with lower performance batteries. This will further extend the capability and utility of the Zephyr platform for our customers. —Sophie Thomas Airbus HAPS Program Director New cell developed in H1’2022 and initial commercial shipments expected in H2’2022

USE OF PROCEEDS

Expand Production Capacity to Support Customer Growth

What we have

Disruptive Technology

Commercial Customer Wins

Pilot (KWh)-Scale Manufacturing

What's next

High-Volume Manufacturing

Meet growing demand

Enable new customer wins

Reduce costs with scale

Expand market applications

amprius

22

USE OF PROCEEDS Expand Production Capacity to Support Customer Growth Disruptive Technology Commercial Customer Wins What we have What’s next High-Volume Manufacturing Meet growing demand Enable new customer wins Reduce costs with scale Expand market applications Pilot (KWh)-Scale Manufacturing

TRANSACTION OVERVIEW

Transaction Overview

($ and share counts in millions, except per share data)

Sources

KCAC Public Shares	$	800
KCAC Cash Held in Trust		230
Additional Equity Capital[(1)]		200
Total Sources	$	1,230

Pro Forma Valuation

Pro Forma Shares Outstanding		132.9
Share Price at Closing	$	10.00
Equity Value	$	1,329
Less: Cash		(390)
Plus: Debt		-
Enterprise Value	$	939

Uses

Equity Consideration to Amprius Existing Shareholders	$	800
Cash to Balance Sheet[(1)]		390
Estimated Transaction Expenses		40
Total Uses	$	1,230

Illustrative Pro Forma Ownership

KCAC Sponsor Shares 7.4%
KCAC Public Shares 17.3%
Amprius Existing Shareholders 60.2%
Additional Equity Capital (1) 15.1%

23

Transaction Overview Transaction Overview ($ and share counts in millions, except per share data) Notes: Assumes no redemptions from Kensington’s public shareholders. Assumes equity capital is issued at $10.00 per share. Excludes the impact of Kensington’s warrants (public or private). Assumes financing through a PIPE transaction (@ $10.00 / share) and / or committed equity facility. Sources Uses Illustrative Pro Forma Ownership Pro Forma Valuation (1) (1)

OVERVIEW OF KENSINGTON CAPITAL ACQUISITION CORP. IV NYSE-listed (KCAC.U) Special Purpose Acquisition Company (“SPAC”) with $230 million in trust for the purpose of combining with a global automotive-related company Management and board with extensive public company experience and operating capabilities in the automotive and automotive-related sectors Relevant automotive experience to optimize program launches and capital deployment while facilitating commercial relationships Track record of creating significant shareholder value in automotive businesses Board Members Tom LaSorda Former Chief Executive Officer of Chrysler Nicole Nason Former Administrator of the U.S. FHWA and NHTSA Anders Pettersson Former Chief Executive Officer of Thule Group Matt Simoncini Former Chief Executive Officer of Lear Corporation Don Runkle Former Chairman and CEO of Multiple Automotive Businesses Mitch Quain Investor and Board Member of Multiple Public Companies Justin Mirro Chairman & Chief Executive Officer 25 years of operating, M&A and financing experience in the automotive and automotive-related sectors President of Kensington Capital Partners Dieter Zetsche Vice Chairman & President 45 years of development, engineering and management experience within the automotive sector Former CEO of Daimler Bob Remenar Chief Operating Officer 35 years of operational, manufacturing and management experience within the automotive sector Former CEO of Nexteer Automotive and Chassix Simon Boag Chief Technology Officer 30 years of leadership, manufacturing, operational and technological experience with automotive supply chains Former President of Mopar and EVP of Chrysler Purchasing Dan Huber Chief Financial Officer 20 years of experience in investment banking, consulting, business development and operational management Co-Founder of The Motor Weekly newsletter Kensington Overview Board Members

AMPRIUS FULFILLS KENSINGTON’S INVESTMENT OBJECTIVES Global automotive-related business with Enterprise Value >$500M Leverages high-growth mega-trends of emerging technology proliferation Validated technical, commercial and financial capabilities based upon global automotive standards World-class management team and board with expertise in leading and running public companies Business enhanced by Kensington’s mobility experience to de-risk and accelerate commercial success

SUMMARY RISK FACTORS If Amprius’ batteries fail to perform as expected, its ability to develop, market, and sell its batteries would be adversely affected. Amprius may not succeed in developing a new volume manufacturing tool that meets its requirements for cell quality, yield, throughput and other performance metrics. Amprius and its equipment vendor may encounter significant engineering challenges, performance issues, delays, unforeseen development cost and other obstacles in building and commissioning volume manufacturing tools. Amprius may not meet its manufacturing cost targets, which would limit the size of its market opportunities. Amprius may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build its business successfully. The battery market is intensely competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than Amprius does. Amprius’ products must compete with advances in new battery chemistries and manufacturing methods as well as continued improvements in conventional batteries and battery anodes. Amprius may not succeed in advancing its battery technologies to enable further improvements in energy density, cycle life, safety and other characteristics. Failure to do so could limit its market opportunities, ability to compete and/or the prices Amprius can charge for its products. Amprius may encounter delays and technical obstacles in developing new battery products such as different cell formats to meet varied market requirements. Amprius future sales opportunities depend in part on the growth of markets for battery-powered aviation applications. These applications may develop slower or at a size that is less than expected, to the extent they develop at all. Amprius’ establishment of a volume manufacturing facility is subject to many risks, including, among others, risks relating to site acquisition, construction, permitting, delays, cost overruns, supply chain constraints, recruiting a labor force, and operating in a new geographic area away from Amprius’ current headquarters. Amprius may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all. Amprius relies on complex machinery for its operations and production involves a significant degree of risk and uncertainty in terms of operational performance and costs. Amprius may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could negatively impact Amprius’ business. Substantial increases in the prices for raw materials and components, some of which are obtained from a limited number of sources where demand may exceed supply, could materially and adversely affect Amprius’ business. Amprius’ future growth and success depend on its ability to effectively sell to a wide variety of customers across a deconsolidated industry. If existing customers do not make subsequent purchases from Amprius or renew their contracts with Amprius, its revenue could decline, and its results of operations would be adversely impacted. Amprius has pursued and may continue to pursue joint development agreements and other strategic alliances, which could have an adverse impact on its business if they are unsuccessful. Amprius may not be able to accurately estimate the future supply and demand for its batteries, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Amprius fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. Certain components of Amprius’ batteries pose safety risks that may cause accidents. Amprius may be subject to financial and reputational risks due to product recalls and product liability claims, and Amprius could face substantial liabilities that exceed its resources.

SUMMARY RISK FACTORS (CONT.) Amprius may not be able to accurately estimate the future supply and demand for its batteries, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Amprius fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. Certain components of Amprius’ batteries pose safety risks that may cause accidents. Amprius may be subject to financial and reputational risks due to product recalls and product liability claims, and Amprius could face substantial liabilities that exceed its resources. Developments in alternative technology or other fossil fuel alternatives may adversely affect the demand for Amprius’ battery products. Amprius’ operations expose it to litigation, environmental and other legal compliance risks. Compliance with laws and regulations can be expensive, and Amprius’ failure to comply with these laws and regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on its business. Amprius is an early stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future. If Amprius fails to effectively manage its future growth, it may not be able to market and sell its batteries successfully. Amprius’ business with various governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto. Amprius has been, and may in the future be, adversely affected by the global COVID-19 pandemic and/or any other pandemic. Amprius’ technology and its website, systems, and data it maintains may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact its reputation and future sales. Amprius may be required to expend significant resources to continue to modify or enhance its protective measures to detect, investigate and remediate vulnerabilities to security incidents. Any future failure by Amprius to comply with applicable cybersecurity or data privacy legislation or regulation could have a material adverse effect on its business, reputation, results of operations or financial condition. Amprius relies heavily on its intellectual property portfolio. If Amprius is unable to protect its intellectual property rights, its business and competitive position would be harmed. Amprius may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs. Amprius’ patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on Amprius’ ability to prevent others from interfering with its commercialization of its products. Amprius faces risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on its business. If the prime contractors or suppliers fail to perform their contractual obligations under Amprius’ existing government contracts, Amprius’ performance and reputation as a subcontractor and its ability to obtain future business could suffer. Amprius relies on government contracts and grants for a significant portion of its historical revenue and to partially fund its research and development activities, which are subject to a number of uncertainties, challenges, and risks.